FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .. . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-207355 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Half Yearly Financial Report 2018

Santander UK Group Holdings plc

PART OF THE BANCO SANTANDER GROUP

Important information for readers

Santander UK Group Holdings plc and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.

This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.

None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2018 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 6-K.

Santander UK Group Holdings plc

Half Yearly Financial Report 2018

Santander UK Group Holdings plc	1

2018 Half Yearly Financial Report

Chief Executive Officer’s review

Delivering for customers in a competitive and uncertain operating environment

“We have continued to deliver for our customers in a competitive market with strong net mortgage growth to UK homeowners and focused lending growth to trading businesses, driven by an emphasis on customer experience and loyalty.

“The competitive and uncertain operating environment has resulted in profit before tax of £903m, down 15% year-on-year. However, we still continued to deliver attractive shareholder returns.

“The progress made recently is encouraging with Q2 profit before tax of £489m, up 18% quarter-on-quarter, importantly with some improvement in costs. Our investment in business transformation initiatives also continued despite significantly higher regulatory, risk and control spend for projects, such as GDPR, PSD2 and MiFID II.

Strong and sustainable foundations

“We have strong and sustainable foundations in place and the right approach to succeed. Our focus remains on long-term customer loyalty, with our retail customer satisfaction in line with the average of our three highest performing peers and our corporate customer satisfaction now 11pp above the market average.

“We maintained our robust balance sheet and prudent approach to risk and continued to build CET1 capital, up 50bps in the first half to 12.7%. Credit quality remained strong, with a low NPL ratio of 1.25%.

Taking action to transform the bank for the future

“Cost discipline is a key priority for management. We are progressing with our 2018 efficiency initiatives and expect the benefits of our actions to come through in the second half of the year. By further simplifying our organisation and continuing to harness digital technology going forward, we will improve our operational efficiency and deliver on our purpose – to help people and businesses prosper.”

Nathan Bostock

Chief Executive Officer

2	Santander UK Group Holdings plc

Strategic review progress update

Delivering on our 2016-18 commitments (1)

Our purpose remains unchanged, to help people and businesses prosper. We aim to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities, while delivering a culture that is Simple Personal and Fair.

Our strategic priorities remain focused on customer loyalty, operational and digital excellence, and steady and sustainable profit growth, while being the best bank for our people and the communities in which we operate. With the publication of our 2017 Sustainability Report, released on 25 July 2018, we have made the first step on our journey to better understand and explain the impact we have on society beyond profit generation. We intend to continue the evolution of our Corporate Social Responsibility and sustainability approach to deliver the maximum value to our business and society.

Key performance indicators – Customers	Notes	2018 Target	30 June 2018	31 December 2017
Loyal retail customers(2)	2	4.7 million	4.0 million	3.9 million
Loyal SME and corporate customers		308,000	314,000	305,000
Retail customer satisfaction (FRS)	3	Top 3	64.4%	63.0%
Average of 3 highest performing peers			64.0%	63.1%
Digital customers		6.5 million	5.2 million	5.0 million

–	Ongoing customer demand for higher interest rate products, and some consolidation of savings into our 1I2I3 Current Account, has impacted loyalty conversion. Loyal retail customer target takes into account both primacy and multiple product holdings and therefore, we will not reach our 2018 target.
–	Loyal SME and corporate customers increased, and we further developed our international proposition with three trade corridors established in 2018. Corporate customer satisfaction(4) at 65% was 11pp above the market average.
–	FRS reported our customer satisfaction(3) was broadly in line with the average of our three highest performing peers on a rolling twelve-month basis at 30 June 2018. Ongoing improvement remains at the heart of our plans.
–	Digital acquisition and adoption is driving change in the organisation. This year, we retained 54% of refinanced mortgage loans online, opened 39% of current accounts and 56% of credit cards through digital channels, an increase of 7 percentage points, 5 percentage points and 10 percentage points year-on-year, respectively. Although digital customers have grown 33% since our aspirational 2018 target was set in 2015, we are not on track to meet it.

Key performance indicators – Customers	Notes	2018 Target	30 June 2018	31 December 2017
Adjusted return on tangible equity (Adjusted RoTE) / RoTE	5	9%-10%	See below	See below
Cost-to-income ratio		50%-52%	56%	51%
Non-performing loan (NPL) ratio		<2.00%	1.25%	1.42%
CET1 capital ratio		c. 12%	12.7%	12.2%
Dividend payout ratio		50%	n.a.	50%

–	Return on ordinary shareholders’ equity was 9.1% (2017: 8.9%) and adjusted RoTE (5) was 9.3% (2017:10.2%), up 60bps in Q218, delivering value despite the competitive and uncertain operating environment.
–	CIR was 56%, as income pressure and increased regulatory, risk and control costs continued to offset ongoing cost savings. Cost discipline is a key priority for management, with business transformation initiatives underway to improve efficiency in the organisation, data and infrastructure, as well as third party and procurement processes. We have achieved some efficiency improvements in the second quarter and anticipate a further reduction in the cost run rate over the second half of the year, although we do not expect to be within our 2018 target range.
–	The NPL ratio improved 17bps to 1.25%, supported by our medium-low risk profile, proactive management actions and the ongoing resilience of the UK economy. The improvement in the ratio was also driven by the write-off of the Carillion plc exposures in Q118.
–	The CET1 capital ratio increased 50bps to 12.7%, with capital accretion through retained profits, as well as a reduction in RWAs through enhanced focus on risk-weighted assets and the widening of the scope of our model for large corporates.

Notes

(1) We report our key performance indicators for people, communities and the customer target for net fee income CAGR on an annual basis.

(2) Loyal retail customers excludes Cater Allen customers.

(3) Customer satisfaction as measured by the Financial Research Survey (FRS), a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 June 2018, based on 14,131 interviews and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

(4) Customer satisfaction as measured by the Charterhouse Business Banking Survey. Our corporate customer satisfaction was 65%, versus 54% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 6,058 interviews made in the year ending Jun18 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

(5) Non-IFRS measure. See Shareholder information for reconciliation of RoTE to Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.

Santander UK Group Holdings plc	3

2018 Half Yearly Financial Report

Chief Financial Officer’s review

Consistently profitable, sustainable business

Income statement highlights	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Net interest income	1,811	1,922
Non-interest income[1]	501	591
Operating income	2,312	2,513
Operating expenses before credit impairment losses, provisions and charges	(1,285)	(1,216)
Credit impairment losses[2]	(91)	(48)
Provisions for other liabilities and charges	(33)	(186)
Profit before tax	903	1,063
Adjusted profit before tax[3]	920	1,122
Profit after tax	647	740

We delivered solid business performance and sustainable profitability in the first half of 2018, although our results have been impacted by a competitive and uncertain operating environment. Profit before tax decreased 15% to £903m (H117: £1,063m) with lower income and higher costs, partially offset by lower provisions for other liabilities and charges.

Net interest income was down 6%, impacted by the fall in average new mortgage pricing in 2017 and SVR attrition4 (H118: £2.4bn; H117: £2.5bn), partially offset by liability margin improvement.

Non-interest income was down 15%, largely due to the absence of the £48m gain on sale of Vocalink Holdings Limited shareholdings in H117 as well as lower income in Corporate & Investment Banking (CIB – formerly known as Global Corporate Banking). Additionally, income was impacted by the absence of mark-to-market movements on asset portfolios in the Corporate Centre in H117, partially offset by increases in Retail Banking and Commercial Banking income.

Operating expenses before credit impairment losses, provisions and charges were up 6% due to a number of regulatory, risk and control projects, such as GDPR, PSD2 and MiFID II, which were implemented in the first half of 2018. The impact of these projects increased costs which were only partially offset by operational and digital efficiencies.

Credit impairment losses2 were up 90%. This was primarily due to a charge for a single CIB customer, which moved to non-performing in 2017 and was materially provided for in Q118, as well as a charge for a 2018 drawdown by Carillion plc. Overall credit quality remained good across all customer loan books. In addition, mortgage releases were lower year-on-year.

Provisions for other liabilities and charges were down 82%, largely due to the absence of the £69m PPI and £35m other conduct charges in H117 and an £11m release in other conduct provisions relating to interest rate derivatives.

Tax on profit decreased 21% to £256m largely as a result of lower taxable profits and conduct provisions that were disallowed for tax purposes in H117. The effective tax rate was 28%.

Maintaining balance sheet strength

Customer balances	30 June 2018 £bn	31 December 2017 £bn
Customer loans	201.0	200.3
Customer deposits	172.6	175.9
Loan-to-deposit ratio	117%	113%

Customer loans increased to £201.0bn, with strong lending growth of £2.3bn in mortgages, partially offset by decreases of £0.7bn in non-core loans. Lending to corporates decreased by £1.0bn with a managed reduction of £0.6bn in Commercial Real Estate (CRE) and a transfer of £0.7bn of customer assets from CIB to Banco Santander London Branch in June 2018, as part of our ring-fencing implementation.

Customer deposits decreased £3.3bn, with management pricing actions driving a reduction in retail savings products of £1.9bn, corporate deposits of £1.5bn and other retail products of £0.7bn. Deposits also decreased due to continued demand for higher interest rate retail products, and working capital use by corporate customers. This was only partially offset by an increase in personal current accounts of £0.7bn.

Notes

(1) Comprised of ‘Net fee income and commission income’ and ‘Net trading and other income’.

(2) Comparative periods have not been restated following the first application IFRS 9 in 2018.

(3) Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results in H118 and H117, with an aggregate impact before tax of £17m and £59m, respectively.

(4) SVR attrition includes loan balances which have reverted on to SVR and the Follow-on-Rate which was introduced in January 2018.

4	Santander UK Group Holdings plc

Capital and liquidity	30 June 2018 £bn	31 December 2017 £bn
CET1 capital	10.8	10.6
Risk-weighted assets	85.1	87.0
CET1 capital ratio	12.7%	12.2%
UK leverage ratio	4.4%	4.4%
LCR	138%	120%
LCR eligible liquidity pool	50.5	48.5

We continue to build capital towards higher requirements, with the CET1 capital ratio up 50bps to 12.7%, reflecting higher CET1 capital from retained earnings and lower RWAs. RWAs decreased £1.9bn, through enhanced focus on risk-weighted assets and the widening of the scope of our model for large corporates. The total capital ratio increased to 18.1%, with higher CET1 capital, partially offset by the transitional impact of CRD IV Minority Interest rules that reduces recognition of grandfathered capital instruments issued by Santander UK plc. The LCR increased 18 percentage points to 138%, reflecting management of requirements and liquidity planning.

Medium term funding balances were higher, with issuance of £8.2bn, of which £1.9bn (sterling equivalent) were senior unsecured notes by Santander UK Group Holdings plc, £2.9bn by Santander UK plc, £2.4bn were covered bonds and £1.0bn from securitisations. The Term Funding Scheme total outstanding was £10.8bn.

Ring-fencing progress to date

We have made significant progress in the implementation of our ring-fence structure this year ahead of the 1 January 2019 ring-fencing legislation deadline.

Our model ensures minimal customer disruption and maintains longer-term flexibility. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc, our principal ring-fenced bank. Prohibited businesses which cannot be transacted within the ring-fence include our derivatives business with financial institutions and certain corporates and elements of our short-term markets business, will be transferred to Banco Santander London Branch or Banco Santander. A small amount of residual activity or businesses which, for legal or operational reasons cannot remain inside the ring-fence and cannot be transferred, will remain in the Santander UK group, outside the ring-fence bank. This includes legacy contracts, the employee sharesave scheme and offshore deposits.

Our transition to a ‘wide’ ring-fence structure to serve our retail, commercial and corporate customers is now approaching completion following the achievement of several major milestones. We received Court approval of our Ring-Fence Transfer Scheme at the Part VII Sanctions Hearing, which took place on 11 and 12 June 2018. Following the approval we reclassified £22.9bn of assets, and £20.7bn of liabilities, as held for sale in the balance sheet as at 30 June.

In June 2018, we transferred customer loans totalling £0.7bn from CIB to Banco Santander London Branch. Remaining transfers to Banco Santander London Branch or Banco Santander, relating to the assets and liabilities classified as held for sale, were completed in July 2018. Furthermore, planned novations were finalised before the Part VII migrations, and short-term funding activity has now been transferred to Santander UK plc from Abbey National Treasury Services plc.

International Financial Reporting Standard 9 (IFRS 9)

On 1 January 2018, Santander UK transitioned to IFRS 9 from the former standard IAS 39. The initial impact on the CET1 capital ratio was 8bps before the application of any regulatory transitional arrangements, which we are adopting and which are expected to reduce the amount impacting CET1 in 2018. The accounting policy changes for IFRS 9, as set out in Note 1 to the Condensed Consolidated Interim Financial Statements, have been applied from 1 January 2018. Comparatives have not been restated.

2018 outlook

We expect our gross mortgage lending and lending to UK companies to be broadly in line with market growth for the rest of the year. Our lending growth to trading business customers is expected to remain strong, and we will continue to actively manage our CRE exposures.

As previously guided, Banking NIM for 2018 is expected to be lower than in 2017, as a result of ongoing competition in new mortgage pricing and SVR attrition. SVR attrition is expected to be broadly in line with the net £5.5bn reduction in 2017, with increased customer refinancing into fixed rate products influenced by low mortgage rates and the competitive mortgage market.

We expect costs for 2018 to be higher than in 2017, however we are progressing with our efficiency programme and expect the benefits of our actions to come through in the second half of the year. We will also continue to invest in business transformation initiatives, which will improve our customer experience and deliver operational efficiencies.

We will continue to actively manage growth in certain business areas, in line with our proactive risk management policies and medium-low risk profile. These actions will help deliver sustainable results while supporting our customers in an uncertain environment.

Since 30 June 2018, trends evident in the business operating results have not changed significantly.

Antonio Roman

Chief Financial Officer

Santander UK Group Holdings plc	5

2018 Half Yearly Financial Report

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6	Santander UK Group Holdings plc

Risk review

Santander UK Group Holdings plc	7

2018 Half Yearly Financial Report  |   Risk review

Risk overview

All our activities involve identifying, assessing, managing and reporting risks. Sound risk management is at the centre of our day-to-day activities. It benefits our business and our customers by helping to ensure balanced and responsible growth.

RISK TYPES

Our key risk types help us define the risks to which we are exposed. For key risk type definitions, see ‘How we define risk’ on page 70 of the 2017 Annual Report. We set out below the main changes in our risk profile across H118 in terms of these key risk types.

Credit	Market (Banking market)	Capital	Pension

NPL ratio (%)
30 June 2018: 1.25
31 December 2017: 1.42

Our NPL ratio improved in H118. The improvement was mainly driven by the write-off of the Carillion exposures in 2018. The benign credit environment has supported our customers and helped to reduce credit risk. In particular, unemployment, one of the most important factors in mortgage defaults, has been below 5% for over two years. Whilst the UK market continues to show resilience, we are cautious on the outlook in light of recent increases in corporate profit warnings and economic uncertainty.

NIM sensitivity +50 bps (£m)
30 June 2018: 178
31 December 2017: 212

The interest rate environment in the UK has been low and stable for a prolonged period. Bank rate rose for the first time in ten years in November 2017 from 0.25% to 0.5% and again in August 2018 to 0.75%. Market expectations are for future rate increases to be gradual in nature. As a commercial bank we are positioned to benefit from a rising interest rate environment, although the pace and scale of expected change will moderate any impact on income. We continue to monitor ongoing developments in regulatory requirements to ensure compliance and to reflect the impacts for market risk.

Total capital ratio (%)
30 June 2018: 18.1
31 December 2017: 17.8

Regulatory capital requirements have increased significantly since the financial crisis as regulators have attempted to strengthen banks’ balance sheets. Santander UK continued to generate capital from profits throughout the financial crisis. We continue to work towards meeting the higher regulatory capital requirements.

Funded defined benefit pension

scheme accounting surplus (£m)

30 June 2018: 799
31 December 2017: 204

In recent years, UK pension funds have experienced headwinds as a result of falling long-term gilt yields driving an increase in the value of pension liabilities. In many cases these increases in liability values have only been partially offset by increases in the value of hedging assets and return-seeking assets. However, in H118, the pension fund surplus, measured on an accounting basis, improved by £594m to £799m largely as a result of a higher discount rate.

Conduct	Operational	Financial crime

Remaining conduct provision (£m)

30 June 2018: 332
31 December 2017: 403

We continue to receive significant volumes of PPI mis-selling and Plevin related claims, the provision remains in line with our assumptions and claims experience. Following confirmation by the FCA of the August 2019 deadline for customer complaints relating to PPI and the roll out of the related advertising campaigns we continue to monitor our provision levels, and will take account of the impact of any change in claims volumes received.

The PSR and the FCA have engaged with the industry on authorised push payment frauds. We are participating in the industry responses and will assess any potential impacts following completion of the PSR and FCA engagement.

5% reduction in operational risk losses (excluding PPI)

In H118 we completed the implementation of our operational Risk Framework, which is now embedded across the organisation. Cyber risk continues to feature prominently, with various well-known companies targeted with sophisticated cyber-attacks, including Distributed Denial of Service (DDoS) attacks, malware and phishing attacks. In H118, we had no material disruption from cyber-attacks.

The risks associated with using third parties to deliver services remains a key operational risk, and we continue to enhance our operating model in this area.

£55m incremental investment in financial crime enhancements planned for 2018

In H118, we continued to enhance our Financial Crime Control Framework through our Transformation Programme. It aims to deliver a sustainable operating model for how we manage financial crime across our business. The Programme will build on our current capabilities and take account of the evolving demands of financial crime regulations, as well as the expectations of our regulators and industry practice

8	Santander UK Group Holdings plc

> Risk governance

TOP RISKS

A top risk is a current risk within our business that could have a material impact on our financial results, reputation and the sustainability of our business model. In 2017, we identified our top risks as follows, and discussed them on page 14 of the 2017 Annual Report:

–	UK’s future relationship with the EU

–	Mitigating the impact of a low rate environment

–	Ring-fencing

–	Building and maintaining capital strength

–	Pension scheme

–	Financial crime

–	Managing a complex change agenda

–	Cyber-attacks

–	Conduct risks

–	Third party risks.

For how our top risks are linked to our 2016-2018 strategic priorities, see pages 16 and 17 of the 2017 Annual Report.

30 June 2018 compared to 31 December 2017

In H118, our top risks remained largely the same. However, we have seen an improvement in the risk associated with the continued low interest rate environment and as a result, this is no longer considered one of our top risks.

EMERGING RISKS

An emerging risk is a risk with largely uncertain outcomes which may develop or crystallise in the future. Crystallisation of an emerging risk could have a material effect on long-term strategy. In 2017, we identified our emerging risks as follows, and discussed them on page 15 of the 2017 Annual Report:

–	Changing customer behaviour

–	Rapid technological change

–	Strong market competition

–	Demanding regulatory agenda

–	Uncertain macro environment.

30 June 2018 compared to 31 December 2017

In H118, we saw further competitive pressure build in our key mortgage market, set against a backdrop of growing regulatory capital requirements.

Risk governance

As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance and build sustainable value for our stakeholders.

We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

30 June 2018 compared to 31 December 2017

There were no significant changes in our risk governance as described in the 2017 Annual Report. We are reviewing and updating our risk governance arrangements in line with the changes we are making to our legal and operational structures, as required under banking reform regulation.

Santander UK Group Holdings plc	9

2018 Half Yearly Financial Report  |  Risk review

Credit risk

Overview	Key metrics

Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for which we have assumed a financial obligation.

Credit risk management

On 1 January 2018, we adopted the new IFRS 9 Expected Credit Loss (ECL) impairment methodology, which we do not expect to materially change our credit risk policies and practices. There are no other significant changes in the way we manage credit risk as described in the 2017 Annual Report.

Credit risk review

In this section we begin by introducing the key concepts associated with the measurement of ECL, and the use of forward-looking information in our assessments. We then analyse our credit risk profile and performance at a Santander UK group level followed by Retail Banking, which is covered separately from our other segments: Commercial Banking, Corporate & Investment Banking and Corporate Centre.

NPL ratio improved to 1.25% (2017: 1.42%), largely driven by the write-off of the Carillion plc exposures in H118.

Loss allowance increased by £211m to £1,151m on transition to IFRS 9 on 1 January 2018.

THE INTRODUCTION OF IFRS 9

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement on 1 January 2018. IFRS 9 introduced a new impairment methodology and rules around classification and measurement of financial assets. As published in our Transition to IFRS 9 document on 28 February 2018, the initial adoption of IFRS 9 decreased our shareholders’ equity by £192m (net of £68m of deferred tax), driven by an increase in the loss allowance provision of £211m, and reclassifications of financial assets of £49m.

As a result of the change from IAS 39 to IFRS 9, some disclosures presented within certain tables in this section are not comparable because the methodologies for the calculation of incurred losses under IAS 39 and ECLs under IFRS 9 are fundamentally different. This means that some IFRS 9 disclosures do not have prior period comparatives and some disclosures that relate to information presented on an IAS 39 basis are no longer relevant in the current period.

The impact of new ECL rules on our credit risk management

We do not expect the adoption of the new ECL impairment methodology to materially change our credit risk policies in the short term. Our credit risk appetite in terms of target markets, market share and the credit quality of customers to whom we wish to lend is not directly impacted by IFRS 9 and we expect this to remain broadly the same.

IFRS 9 impacts the timing of recognition of credit impairment charges, but not the amount of credit write-offs. Our retail collections and recoveries procedures are unchanged. We may review risk-adjusted hurdle rates for corporate lending, but we do not expect this to lead to a significant change in credit policy.

Measuring ECL

The ECL approach estimates the credit losses on qualifying exposures arising from defaults in the next 12 months, or defaults over the lifetime of the exposure where there is evidence of significant increase in credit risk at the measurement date relative to the origination date. This ECL estimate should take into account forward looking information which is unbiased and probability weighted in order to consider the likelihood of a loss being incurred even when it is considered unlikely.

For accounts not in default at the reporting date, we estimate a monthly ECL for each exposure and for each month until the end of the forecast period. We calculate each monthly ECL as the discounted product of the survival rate (SR), probability of default (PD), exposure at default (EAD) and loss given default (LGD) for the relevant forecast month. The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof. The lifetime ECL is the sum of the monthly ECLs over the forecast period while the 12-month ECL is limited to the first 12 months. For accounts that are in default at the reporting date, we use the EAD as the reporting date balance. We also calculate an LGD value to reflect the default status of the exposure, considering the current days past due and loan to value. PD and SR values are not required for accounts in default.

We classify an account as default, for the purposes of calculating the ECL, if it is more than 90 days past due or meets an ‘unlikeliness to pay’ criterion. The criterion for unlikeliness to pay varies across portfolios and where the advanced internal ratings-based basis is used for that portfolio in capital calculations, we use the same default definitions for IFRS 9 purposes.

10	Santander UK Group Holdings plc

> Credit risk

An assessment of each facility’s credit risk profile will determine whether they are to be allocated to one of three stages:

–	Stage 1: when it is deemed there has been no significant increase in credit risk since initial recognition, we apply a loss allowance equal to a 12-month ECL i.e. the proportion of lifetime expected losses that relate to that default event observed in the next 12-months;

–	Stage 2: when it is deemed there has been a significant increase in credit risk since initial recognition, but no credit impairment has materialised, we apply a loss allowance equal to the lifetime ECL i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility; and

–	Stage 3: when the facility is considered credit impaired, we apply a loss allowance equal to the lifetime ECL. Similar to incurred losses under IAS 39, objective evidence of credit impairment is required.

Survival rate

SR is the probability that the exposure has not closed or defaulted since the reporting date. We estimate it for each month of the forecast period.

Probability of default

PD is the likelihood of a borrower defaulting on their financial obligation in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which become less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.

Exposure at default

We base EAD on the amount we expect to be owed if a default event was to occur. We determine the EAD for each month of the forecast period by the expected payment profile, which varies by product type:

–	For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments the borrower may make and for any arrears we expect if the account was to default.

–	For revolving products, or amortising products with an undrawn element, we determine the EAD by the balance at default and the contractual limit of the exposure. We vary these assumptions by product type and base them on analysis of recent default data.

Loss given default

LGD is our expected loss if a default event were to occur. We express the LGD as a percentage and calculate it as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.

Forecast period

We base the forecast period for amortising facilities on the remaining contractual term. For revolving facilities, we use an analytical approach based on the behavioural, rather than contractual, characteristics of the facility type. In some cases, we shorten the period to simplify the calculation, in which case we apply a post model adjustment to reflect our view of the full lifetime ECL.

Significant Increase in Credit Risk (SICR)

We consider exposures to have experienced a SICR due to quantitative, qualitative or backstop reasons.

Quantitative criteria

The quantitative criteria we apply is based on whether the increase in the lifetime PD at the reporting date from the recognition date exceeds a set threshold both in relative and absolute terms.

We produce the lifetime PD for each exposure using the values we describe above under “Measuring ECL”. We base the value anticipated from the initial recognition on a similar set of assumptions and data to the ones we used at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses an annualised lifetime PD, where the lifetime PD is divided by the forecast period.

For revolving retail products, we use a lifetime period of 5 years for determining the SICR. This period is broadly aligned to the observed behavioural lifetimes. This is different to the lifetime period applied in the ECL calculation set out above.

We apply a relative threshold of 100% (doubling the PD) across all portfolios, and we tailor absolute increase thresholds to each portfolio. We choose them after considering the characteristics of the accounts we identify as having deteriorated and their subsequent performance.

Qualitative criteria

For each portfolio, there are specific criteria that indicate an exposure has increased in credit risk, independent of any changes in PD. We select these criteria reflecting portfolio management practices and the performance of the exposures they identify.

Backstop criteria

We are not rebutting the presumptions in IFRS 9 relating to either a SICR or default. Therefore, all exposures more than 30 or 90 days past due (DPD) will be placed in at least stages 2 and 3 respectively.

Santander UK Group Holdings plc	11

2018 Half Yearly Financial Report  |  Risk review

Forward-looking multiple economic scenarios and probability weights

For all portfolios, except for our CIB portfolio, we use five forward-looking economic scenarios. These consist of a central base case, two upside scenarios and two downside scenarios. We have used five scenarios to reflect a wide range of possible outcomes in the performance of the UK economy, for example for the most severe downside scenario the possibility of a recessionary period occurring.

For our CIB portfolio, the IFRS 9 approach was developed centrally by Banco Santander to ensure consistent treatment of these large and/or international counterparties across the organisation.

To determine the correct decile paths to follow for GDP for the upside and downside scenarios, we use the Office of Budget Responsibility (OBR) fan charts, the PRA Baseline and the Annual Cyclical Scenario GDP paths. The GDP for the upside scenarios was informed by the PRA indicative upside scenarios (0.6 & 0.7), which were imposed on the OBR fan chart. For the downside scenarios, judgement dictated that more moderate GDP end points were required from the fan chart distribution (0.3). For the worst scenario downside, we then imposed a recessionary path on this distribution, which is followed by a period of rapid recovery so that the GDP path converged with that in the more moderate downside scenario in the long run.

We used the OGEM to derive the other macroeconomic variables with the imposition of the bank rate. The forecasting period for GDP is 5 years and then is mean-reverting over 3 years based on the OBR’s forecast. To determine our initial scenario probability weightings, we award the highest weight to the base case, whilst the extreme scenarios typically attract lower weights than the more moderate ones. In addition, due to the current economic position and policy concerns evidenced by the PRA and Financial Policy Committee (FPC), and due to political concerns we have applied a higher weighting to the downside scenarios. We consider this appropriate in light of the consensus view of future performance of the UK economy, including projections for UK GDP growth.

For CIB, we use three scenarios (base, upside and downside) based on a composite global GDP weighted to reflect regions where Banco Santander has operations. Consideration of both upside and downside meets the “unbiased” requirement and we consider these scenarios sufficient to account for any non-linearity in our credit losses. For non CIB portfolios, we create our macroeconomic scenarios by imposing the chosen paths for UK Gross Domestic Product (GDP) on the Oxford Global Economic Model (OGEM) in order to generate other macroeconomic variables, such as House Price Index (HPI) and unemployment rates.

Scenario type	Probability (%)
Upside 2	5
Upside 1	15
Base case	40
Downside 1	30
Downside 2	10

Grouping of instruments for losses measured on a collective basis

Instruments collectively assessed for impairment are typically grouped on the basis of shared risk characteristics using one or more statistical models. Where internal capital or similar models have been leveraged as the basis of IFRS 9 models, this will typically result in a large number of relatively small homogenous groups which are determined by the permutations of the underlying characteristics in the statistical models.

Individually assessed impairments (IAIs)

The IAI process is applied to individually significant stage 3 cases (e.g. CIB and Commercial Banking cases but not Business Banking cases). The process involves calculating an estimated loss, taking into account anticipated future cash flows under several different scenarios each of which utilises case-specific factors and circumstances. The net present value of the cash flows under each of these scenario is then probability weighted to arrive at a weighted average provision requirement. This assessment process is refreshed at a minimum every quarter but will take place more frequently if there are changes in circumstances that might affect the scenarios, the cash flows or the probabilities applied.

12	Santander UK Group Holdings plc

> Credit risk

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

Credit performance

The customer loans in the tables below and in the remainder of the ‘Credit risk’ section are presented differently from the balances in the Consolidated Balance Sheet. The main difference is that customer loans exclude interest we have accrued but not charged to customers’ accounts yet.

30 June 2018	Customer loans £bn	NPLs(1)(2) £m	NPL ratio(3) %	Gross write-offs £m	Loss allowances(4) £m
Retail Banking:	171.3	2,131	1.24	93	601
– of which mortgages	157.2	1,893	1.20	8	252
Commercial Banking	19.0	348	1.83	66	207
Corporate & Investment Banking	5.5	13	0.24	247	26
Corporate Centre	5.2	23	0.44	1	18
	201.0	2,515	1.25	407	852

31 December 2017
Retail Banking:	169.0	2,105	1.25	195	491
– of which mortgages	154.9	1,868	1.21	22	225
Commercial Banking	19.4	383	1.97	35	195
Corporate & Investment Banking	6.0	340	5.67	–	236
Corporate Centre	5.9	20	0.34	23	18
	200.3	2,848	1.42	253	940

Of which: Corporate lending
30 June 2018	26.3	466	1.77	321	298
31 December 2017	27.3	838	3.07	56	485

(1)  We define NPLs in the ‘Credit risk management’ section in the 2017 Annual Report.

(2)  All NPLs (excluding personal bank accounts) continue accruing interest.

(3)  NPLs as a percentage of customer loans.

(4)  Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for H118 they are on an expected credit loss basis per IFRS 9. The ECL allowance is for both on and off-balance sheet exposures.

Corporate lending comprises the customer loans in business banking portfolio of our Retail Banking segment, and our Commercial Banking and Corporate & Investment Banking segments.

30 June 2018 compared to 31 December 2017

The NPL ratio improved 17bps to 1.25%, supported by our medium-low risk profile, proactive management actions and the ongoing resilience of the UK economy. The improvement in the ratio was also driven by the write-off of the Carillion plc exposures in Q118.

–	The Retail Banking NPL ratio remained flat at 1.24% and the loss allowance increased as a result of the application of IFRS 9. The loan loss rate remained low at 0.03% (2017: 0.02%).

–	The Commercial Banking NPL ratio improved to 1.83%, primarily due to a number of loans which were written-off in Q118. The loan loss rate remained low at 0.17% (2017: 0.07%).

–	The CIB NPL ratio improved to 0.24% with the loans write-off for Carillion plc and another CIB customer, both of which moved to non-performing in 2017.

–	The Corporate Centre NPL ratio increased to 0.44%, reflecting the fall in non-core customer loans as part of our exit strategy from individual loans and leases.

For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other segments – credit risk review’ sections.

Santander UK Group Holdings plc	13

2018 Half Yearly Financial Report  |  Risk review

IFRS 9 credit quality

Total drawn exposures are made up of £201.0bn of customer loans; loans and advances to banks of £6.0bn (reported as a Corporate & Investment Banking exposure); and £6.5bn of sovereign assets measured at amortised cost, £9.7bn of assets measured at FVOCI, and £21.4bn of cash and balances at central banks (all reported as Corporate Centre exposures).

			Stage 2
30 June 2018	Average PD(1) %	Stage 1 £m	≤30 DPD £m	>30 DPD £m	Sub total £m	Stage 3(2) £m	Total £m
Exposures
Drawn exposures
Retail Banking	0.61	158,752	9,222	1,054	10,276	2,229	171,257
– of which mortgages	0.55	145,791	8,439	947	9,386	1,998	157,175
Commercial Banking	0.79	17,854	738	88	826	348	19,028
Corporate & Investment Banking	0.17	11,354	3	93	96	13	11,463
Corporate Centre(3)	0.07	42,671	131	10	141	23	42,835
Total drawn exposures		230,631	10,094	1,245	11,339	2,613	244,583
Off-balance sheet exposures
Retail Banking		22,850	182	–	182	44	23,076
– of which mortgages		11,696	77	–	77	19	11,792
Commercial Banking		4,750	269	–	269	11	5,030
Corporate & Investment Banking		12,437	159	–	159	24	12,620
Corporate Centre		722	–	–	–	–	722
Total undrawn exposures(4)		40,759	610	–	610	79	41,448

Total exposures		271,390	10,704	1,245	11,949	2,692	286,031
IFRS 9 ECL
ECL on drawn exposures
Retail Banking		95	186	42	228	252	575
– of which mortgages		12	92	19	111	127	250
Commercial Banking		34	27	5	32	125	191
Corporate & Investment Banking		2	–	1	1	5	8
Corporate Centre		6	3	–	3	9	18
Total ECL on drawn exposures		137	216	48	264	391	792
ECL on off-balance sheet exposures
Retail Banking		13	12	–	12	1	26
– of which mortgages		2	1	–	1	–	3
Commercial Banking		5	8	–	8	3	16
Corporate & Investment Banking		4	4	–	4	10	18
Corporate Centre		–	–	–	–	–	–
Total ECL on undrawn exposures		22	24	–	24	14	60

Total ECL		159	240	48	288	405	852
(1)	Average IFRS 9 PDs are 12-month, scenario-weighted PDs. Weighted averages are determined using EAD for the first year. Financial assets in default are excluded from the calculation, given they are allocated a PD of 100%.
(2)	Our Stage 3 exposures under IFRS 9 and our non-performing loans used in our NPL ratio metric are subject to different criteria. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.
(3)	The drawn exposures for Corporate Centre do not include recently introduced portfolios amounting to £4.2bn, made up of short dated securities issued by central governments and government guaranteed counterparties, and £10.5bn, made up of reverse repo transactions for which an ECL methodology is yet to be established. Both asset portfolios carry the lowest level of credit risk and, consequently, a negligible ECL.
(4)	Undrawn exposures include £5.6bn of retail mortgage offers in the pipeline.

14	Santander UK Group Holdings plc

> Credit risk

Reconciliation of exposures, ECL and net carrying amounts

The table below shows the relationships between disclosures in this Half Yearly Financial Report which refer to drawn and undrawn exposures and ECL and the total assets as presented in the Consolidated Balance Sheet.

	Exposures		ECL		Net carrying amount
	Drawn £m	Undrawn £m	Drawn £m	Undrawn £m	Drawn £m
Retail Banking	171,257	23,076	575	26	170,682
– of which mortgages	157,175	11,792	250	3	156,925
Commercial Banking	19,028	5,030	191	16	18,837
Corporate & Investment Banking	11,463	12,620	8	18	11,455
Corporate Centre	42,835	722	18	–	42,817
Total exposures presented in IFRS 9 Credit Quality tables	244,583	41,448	792	60	243,791
Reverse repurchase agreements with customers – non trading(1)	10,516	–	–	–	10,516
Short-dated securities issued by central governments(2)	4,200	–	–	–	4,200
Other items	2,540	–	–	–	2,540
	17,256	–	–	–	17,256
Adjusted net carrying amount					261,047

Assets classified at FVTPL (including those classified as held for sale)					48,187
Non-financial assets					7,391

Total assets per the Consolidated Balance Sheet					316,625
(1)	These assets carry low credit risk and therefore are expected to have an immaterial ECL.
(2)

Recently introduced portfolios made up of short dated securities issued by central governments and government guaranteed counterparties. These assets carry low credit risk and therefore are expected to have an immaterial ECL.

The following table illustrates the changes in drawn exposures subject to ECL assessment, and the corresponding ECL, during the reporting period.

	Non-credit impaired				Credit impaired
All portfolios(1)	Stage 1 Subject to 12-month ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL		Total
	Exposures(2)	ECL	Exposures(2)	ECL	Exposures(2)	ECL	Exposures(2)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	241,976	150	11,606	262	2,965	689	256,547	1,101(8)
Transfer to lifetime ECL (not-credit impaired)(3)	(2,973)	(11)	2,920	77	–	–	(53)	66
Transfer to credit impaired(3)	(238)	(4)	(505)	(21)	715	102	(28)	77
Transfer to 12-month ECL(3)	2,482	6	(2,573)	(53)	–	–	(91)	(47)
Transfer from credit impaired(3)	2	–	364	15	(385)	(44)	(19)	(29)
Net movement arising from transfer of stage(4)	(727)	(9)	206	18	330	58	(191)	67
New assets originated or purchased(5)	26,919	26	380	9	36	11	27,335	46
Other(6)	(5,391)	(16)	(278)	(9)	(62)	(34)	(5,731)	(59)
Assets derecognised(7)	(32,146)	(14)	(575)	(16)	(656)	(333)	(33,377)	(363)
At 30 June 2018	230,631	137	11,339	264	2,613	391	244,583	792
Net carrying amount		230,494		11,075		2,222		243,791
Movement for the period	(11,345)	(13)	(267)	2	(352)	(298)	(11,964)	(309)
(1)	This table represents total Gross Carrying Amounts and ECLs at a Santander UK group-level. We present segmental views of this analysis in the sections below.
(2)	Exposures relates to on-balance sheet exposures that have attracted an ECL, and as reported in the IFRS 9 Credit Quality table above.
(3)

Stage transfers capture the total impact of facilities that have moved stage(s) during the reporting period. This means, for example, that where changes in risk parameters (model inputs) or model changes (methodology) result in a facility changing stage, the full impact will be reflected in this section (rather than in “Other”). Stage flow analysis is only applicable to facilities that existed at both the beginning and end of the reporting period. Transfers out of each stage are based on opening balances, whilst the transfers in are based on closing balances, giving rise to a net movement on transfer.

(4)	Net movement arising from transfer of stage - captures the overall net movement between stages during the period.
(5)

Assets originated or purchased - captures exposures and ECL at reporting date of facilities that did not exist at the start of the period, but do at the end. Amounts in Stage 2 and 3 represent assets which have deteriorated during the period subsequent to origination in Stage 1.

(6)

Other consists of any residual movements on facilities that have not changed stage during the period, and which were neither acquired nor purchased during the period. The impact of repayments or further drawdowns on existing customer facilities is included in these figures.

(7)

Assets derecognised - captures exposures and ECL at reporting date for facilities that existed at the start of the reporting period, but not at the end. This includes facilities that have matured (“closed good”) and those that have been fully written off (“closed bad”) during the period.

(8)

On transition to IFRS 9 we disclosed an opening ECL balance of £1,151m, of which £50m related to ECL on undrawn exposures. On a segmental basis this is split by: Retail: £28m (of which Mortgages was £2m), Commercial Banking: £13m, CIB: £9m, Corporate Centre £nil.

Santander UK Group Holdings plc	15

2018 Half Yearly Financial Report  |  Risk review

RETAIL BANKING – CREDIT RISK REVIEW

The following table shows changes in exposures subject to ECL assessment, and the corresponding ECL in the period. The footnotes to the Santander UK group level analysis on page 15 are also applicable to this table.

	Non-credit impaired				Credit impaired
	Stage 1 Subject to 12-month ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL		Total
	Exposures(2)	ECL	Exposures(2)	ECL	Exposures(2)	ECL	Exposures(2)	ECL
Retail Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	156,118	97	10,657	234	2,222	266	168,997	597(8)
Transfer to lifetime ECL (not-credit impaired)(3)	(2,409)	(8)	2,379	66	–	–	(30)	58
Transfer to credit impaired(3)	(201)	(4)	(442)	(20)	625	82	(18)	58
Transfer to 12-month ECL(3)	2,212	4	(2,289)	(48)	–	–	(77)	(44)
Transfer from credit impaired(3)	2	–	309	13	(325)	(27)	(14)	(14)
Net movement of ECL arising from transfer of stage(4)	(396)	(8)	(43)	11	300	55	(139)	58
New assets originated or purchased(5)	16,794	21	310	7	9	4	17,113	32
Other(6)	(3,865)	(6)	(147)	(10)	(3)	(2)	(4,015)	(18)
Assets derecognised(7)	(9,899)	(9)	(501)	(14)	(299)	(71)	(10,699)	(94)
At 30 June 2018	158,752	95	10,276	228	2,229	252	171,257	575
Net carrying amount		158,657		10,048		1,977		170,682
Movement for the period	2,634	(2)	(381)	(6)	7	(14)	2,260	(22)

RESIDENTIAL MORTGAGES

The following table shows changes in exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the period. The footnotes to the Santander UK group level analysis on page 15 are also applicable to this table.

	Non-credit impaired				Credit impaired
	Stage 1 Subject to 12-month ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL		Total
	Exposures(2)	ECL	Exposures(2)	ECL	Exposures(2)	ECL	Exposures(2)	ECL
Mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2018	143,208	20	9,756	129	1,986	121	154,950	270(8)
Transfer to lifetime ECL (not-credit impaired)(3)	(2,076)	(3)	2,051	18	–	–	(25)	15
Transfer to credit impaired(3)	(150)	(4)	(385)	(10)	526	22	(9)	8
Transfer to 12-month ECL(3)	1,973	1	(2,009)	(18)	–	–	(36)	(17)
Transfer from credit impaired(3)	1	–	273	5	(283)	(9)	(9)	(4)
Net movement of ECL arising from transfer of stage(4)	(252)	(6)	(70)	(5)	243	13	(79)	2
New assets originated or purchased(5)	13,662	1	198	2	2	2	13,862	5
Other(6)	(2,582)	–	(90)	(10)	(20)	7	(2,692)	(3)
Assets derecognised(7)	(8,245)	(3)	(408)	(5)	(213)	(16)	(8,866)	(24)
As at 30 June 2018	145,791	12	9,386	111	1,998	127	157,175	250
Net carrying amount		145,779		9,275		1,871		156,925
Movement for the period	2,583	(8)	(370)	(18)	12	6	2,225	(20)

16	Santander UK Group Holdings plc

> Credit risk

Borrower profile

In this table, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are external customers who are remortgaging with us. We have not included internal remortgages, further advances and any flexible mortgage drawdowns in the new business figures.

	Stock				New business
	30 June 2018		31 December 2017		Half year to 30 June 2018		Half year to 30 June 2017
	£m	%	£m	%	£m	%	£m	%
Home movers	68,958	44	68,901	44	5,161	37	4,954	45
Remortgagers	51,821	33	50,473	33	5,351	38	3,673	34
First-time buyers	28,716	18	28,768	19	2,028	15	1,840	17
Buy-to-let	7,680	5	6,802	4	1,318	10	447	4
	157,175	100	154,944	100	13,858	100	10,914	100

In addition to the new business included in the table above, there were £14.2bn (H117: £11.6bn) of internal remortgages where we kept existing customers with maturing products on new mortgages. We also provided £0.7bn (H117: £0.7bn) of further advances and flexible mortgage drawdowns.

30 June 2018 compared to 31 December 2017

The mortgage stock borrower mix remained broadly unchanged, reflecting underlying stability in target market segments, product pricing and distribution strategy. The increase in new business Remortgagers was driven by a specific remortgage campaign that was undertaken in H217.

Buy-to-Let (BTL) mortgage balances increased £0.9bn to £7.7bn (2017: £6.8bn). We continue to focus on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for most of the volume in the BTL market. In H118, we completed 6,500 BTL mortgages (H117: 2,700), representing 10% of the value of our new business flow (H117: 4%), at an average LTV of 62% (H117: 62%).

We helped 11,700 first-time buyers (£2.0bn of gross lending) purchase their new home. Average loan size for new business was slightly lower than in 2017 at £198,000 for the UK overall (2017: £196,000), £263,000 for the South East including London (2017: £260,000) and £146,000 for the rest of the UK (2017: £146,000). The loan-to-income multiple of mortgage lending in H118 was stable at 3.13 (2017: 3.16).

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	30 June 2018		31 December 2017
	£m	%	£m	%
Fixed rate	109,447	70	102,268	66
Variable rate	27,052	17	29,370	19
Standard Variable Rate (SVR)	20,676	13	23,306	15
	157,175	100	154,944	100

30 June 2018 compared to 31 December 2017

The proportion of SVR loan balances decreased to 13%, including attrition of £2.4bn (H117: £2.5bn). The calculation of SVR attrition includes balances relating to our Follow-on-Rate product, which was introduced in January 2018. Around 78% of mortgages reaching the end of their incentive period were retained. We continue to see increased customer refinancing into fixed rate products, influenced by low mortgage rates and the competitive mortgage market, where average two year fixed mortgage prices fell by 25bps in 2017.

Geographical distribution

The geographical distribution of our mortgage asset stock was:

	Stock		New business
UK region	30 June 2018 £bn	31 December 2017 £bn	30 June 2018 £bn	31 December 2017 £bn
London	38.3	37.6	3.6	5.8
Midlands and East Anglia	21.0	20.6	2.0	3.4
North	22.3	22.2	1.7	3.0
Northern Ireland	3.5	3.6	0.1	0.2
Scotland	6.8	6.8	0.5	1.0
South East excluding London	48.2	47.2	4.6	8.2
South West, Wales and other	17.1	16.9	1.4	2.6
	157.2	154.9	13.9	24.2

30 June 2018 compared to 31 December 2017

The geographical distribution of the lending profile of the portfolio continued to represent a broad footprint across the UK, whilst maintaining a concentration around London and the South East.

Santander UK Group Holdings plc	17

2018 Half Yearly Financial Report  |  Risk review

Loan-to-value analysis

This table shows the LTV distribution for our mortgage stock, NPL stock and new business. We use our estimate of the property value at the balance sheet date. We include fees added to the loan in the calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2018			31 December 2017
		Of which:			Of which:
LTV	Stock %	NPL stock %	New business %	Stock %	NPL stock %	New business %
Up to 50%	47	42	20	48	44	19
>50-75%	39	35	45	39	34	43
>75- 85%	9	8	21	8	8	19
>85-100%	4	7	14	4	7	19
>100%	1	8	–	1	7	–
	100	100	100	100	100	100
Collateral value of residential properties(1)(2)	£156,966m	£1,859m	£13,858m	£154,721m	£1,824m	£24,218m

	%	%	%	%	%	%
Simple average(3) LTV (indexed)	42	43	62	42	44	62
Valuation weighted average(4) LTV (indexed)	39	38	57	38	38	58

(1)  Includes collateral against loans in negative equity of £1,156m at 30 June 2018 (2017: £1,248m).

(2)  The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of over-collateralisation (where the collateral has a higher value than the loan balance).

(3)  Total of all LTV% divided by the total of all accounts.

(4)  Total of all loan values divided by the total of all valuations.

30 June 2018 compared to 31 December 2017

At 30 June 2018, the parts of the loans in negative equity which were effectively uncollateralised before taking account of impairment loss allowances decreased to £209m (2017: £223m).

Credit performance

	30 June 2018 £m	31 December 2017 £m
Mortgage loans and advances to customers of which:	157,175	154,944
– Stage 1	145,791
– Stage 2	9,386
– Stage 3	1,998
Performing(1)		151,948
Early arrears:		1,128
– 31 to 60 days		702
– 61 to 90 days		426
NPLs:(2)	1,893	1,868
– By arrears	1,398	1,427
– By bankruptcy	13	14
– By maturity default	369	303
– By forbearance	78	95
– By properties in possession (PIPs)	35	29
Loss allowances(3)	252	225
Stage 2 ratio	6.0%
Stage 3 ratio	1.3%
Early arrears ratio(4)		0.73%
NPL ratio(5)	1.2%	1.21%

(1)  Excludes mortgages where the customer did not pay for between 31 and 90 days, arrears, bankruptcy, maturity default, forbearance and PIPs NPLs. Includes £2,661m of mortgages at 31 December 2017 where the customer did not pay for 30 days or less.

(2)  We define NPLs in the ‘Credit risk management’ section in the 2017 Annual Report. All NPLs are in the UK and continue accruing interest. Our Stage 3 exposures under IFRS 9 and our non-performing loans used in our NPL ratio metric are subject to different criteria. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.

(3)  Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for H118 they are on an expected credit loss basis per IFRS 9.

(4)  Mortgages in early arrears as a percentage of mortgages.

(5)  Mortgage NPLs as a percentage of mortgages.

18	Santander UK Group Holdings plc

>Credit risk

Forbearance(1)

Balances at 30 June 2018 and 31 December 2017, analysed by their payment status at the period-end and the forbearance we applied, were:

30 June 2018	Capitalisation £m	Term extension £m	Interest-only £m	Total £m	Loss allowances(2) £m
Stage 1	2	7	–	9	–
Stage 2	411	141	414	966	9
Stage 3	222	96	127	445	26
	635	244	541	1,420	35
Proportion of portfolio	0.4%	0.2%	0.3%	0.9%

31 December 2017
In arrears	260	63	175	498	22
Performing	392	178	407	977	5
	652	241	582	1,475	27
Proportion of portfolio	0.4%	0.2%	0.4%	1.0%
(1)	We base forbearance type on the first forbearance on the accounts.
(2)	Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for H118 they are on an expected credit loss basis per IFRS 9.

30 June 2018 compared to 31 December 2017

In 2018, the accounts in forbearance decreased, with the proportion of the mortgage portfolio in forbearance reducing slightly to 0.9% (2017: 1.0%).

RESIDENTIAL MORTGAGES - PORTFOLIOS OF PARTICULAR INTEREST

For a description of the types of mortgage that have higher risk or stand out for different reasons, see the ’Credit risk’ section of the Risk review of the 2017 Annual Report.

Loan portfolios of particular interest - credit performance

		Loans of particular interest(1)
30 June 2018	Total £m	Interest-only £m	Part interest- only, part repayment(2) £m	Flexible(3) £m	LTV >100% £m	Buy-to-let £m	Other portfolio £m
Mortgage portfolio	157,175	38,640	13,470	13,887	1,366	7,680	99,029
– Stage 1	145,791	33,617	12,068	12,459	909	7,346	94,666
– Stage 2	9,386	4,028	1,122	1,147	313	303	3,768
– Stage 3	1,998	995	280	281	144	31	595
Stage 3 ratio	1.27%	2.58%	2.08%	2.02%	10.54%	0.40%	0.60%
PIPs	35	18	7	6	13	–	8

31 December 2017
Mortgage portfolio	154,944	38,893	13,794(3)	14,787	1,472	6,802	95,779
Performing	151,948	37,505	13,379	14,440	1,303	6,768	94,772
Early arrears:
– 31 to 60 days	702	317	94	67	22	9	296
– 61 to 90 days	426	203	58	35	15	4	168
NPLs	1,868	868	263	245	132	21	543
NPL ratio	1.21%	2.23%	1.91%	1.66%	8.97%	0.31%	0.57%
PIPs	29	17	5	3	10	1	6
(1)

Where a loan falls into more than one category, we have included it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.

(2)	Mortgage balance includes both the interest-only part of £9,910m (2017: £10,121m) and the non-interest-only part of the loan.
(3)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our more recent Flexi loan product

30 June 2018 compared to 31 December 2017

In H118, the value and proportion of interest-only loans together with part interest-only, part repayment loans reduced, reflecting our strategy to manage down the overall exposure to this lending profile. In addition the value and proportion of flexible mortgages also reduced as they are no longer offered on new mortgages.

Forbearance

Total accounts in forbearance decreased by £55m to £1,420m (2017: £1,475m). We keep the performance and profile of the accounts under review.

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2018 Half Yearly Financial Report  |  Risk review

BUSINESS BANKING

June 2018 compared to December 2017

–	We provide ongoing support to start-up businesses and in H118 have opened 39,600 business banking accounts, and have continued to build our SME franchise, attracting 1,400 full service banking relationships and offering over £400m of credit approved facilities.
–	Business banking balances were broadly flat and NPLs decreased by 8.7% to £105m (2017: £115m) with a NPL ratio of 5.83% (2017: 6.01%).

Credit performance

	30 June 2018 £m	31 December 2017 £m
Loans and advances to customers of which:	1,823	1,912
– Stage 1	1,570
– Stage 2	150
– Stage 3	103
– Performing(1)		1,793
– Early arrears		4
– NPLs(2)	105	115
Loss allowances(3)	65	54
NPL ratio(4)	5.83%	6.01%
Stage 3 ratio(5)	5.63%	–
Gross write offs	8	21

(1)  Excludes loans and advances to customers where the customer did not pay for between 0 and 90 days and NPLs.

(2)  We define NPLs in the ‘Credit risk management’ section in the 2017 Annual Report.

(3)  Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for H118 they are on an expected credit loss basis per IFRS 9.

(4)  NPLs as a percentage of loans and advances to customers.

(5)  Stage 3 assets as a percentage of loans and advances to customers.

Forbearance

The balances at 30 June 2018 and 31 December 2017 were:

£m
30 June 2018	69
31 December 2017	85

20	Santander UK Group Holdings plc

> Credit risk

CONSUMER (AUTO) FINANCE AND OTHER UNSECURED LENDING

June 2018 compared to December 2017

–	Consumer (auto) finance balances were broadly flat at £7.0bn. In H118, consumer (auto) finance gross lending was £1.9bn (H117: £1.7bn).
–	Other unsecured lending was steady as we continue to actively manage growth.
–	Forbearance levels were similar to last year with balances at 30 June 2018 of £77m (2017: £77m).
–	At 30 June 2018, the average Consumer (auto) loan size was £12,500 (2017: £12,500). The average unsecured loan and credit card balances at 30 June 2018 were £5,900 (2017: £9,300) and £1,000 (2017: £1,200), respectively.
–	Consumer (auto) finance NPL ratio was up 17bps, largely due to a small number of loans moving to non-performing. Credit quality remains good with low levels of write-offs of £13m in H118 (H117: £21m).

Credit performance

		Other unsecured
30 June 2018	Consumer (auto) finance £m	Personal loans £m	Credit cards £m	Overdrafts £m	Total other unsecured £m	Total £m
Loans and advances to customers of which:	7,032	2,127	2,564	535	5,226	12,258
– Stage 1	6,671	2,050	2,267	402	4,719	11,390
– Stage 2	315	56	263	106	425	740
– Stage 3	46	21	34	27	82	128
NPLs(1)	46				87	133
ECL	86	45	103	50	198	284

NPL ratio(2)	0.66%				1.64%	1.09%
Stage 3 ratio(3)	0.66%				1.58%	1.04%
Gross write-offs	13				64	77

31 December 2017
Loans and advances to customers of which:	6,957	2,169	2,444	565	5,178	12,135
– Performing(4)	6,861	2,129	2,377	516	5,022	11,883
– Early arrears	62	24	19	25	68	130
– NPLs(1)	34	16	48	24	88	122
Impairment loss allowances	77	44	62	29	135	212

NPL ratio(2)	0.49%				1.69%	1.00%
Gross write-offs	32				120	152

(1)  We define NPLs in the ‘Credit risk management’ section in the 2017 Annual Report.

(2)  NPLs as a percentage of loans and advances to customers.

(3)  Stage 3 as a percentage of loans and advances to customers.

(4)  Excludes loans and advances to customers where the customer did not pay for between 0 and 90 days and NPLs.

Forbearance

The balances at 30 June 2018 and 31 December 2017 were:

		Other unsecured
	Consumer (auto) finance £m	Personal loans £m	Credit cards £m	Overdrafts £m	Total other unsecured £m	Total £m
30 June 2018	–	1	51	25	77	77
31 December 2017	–	1	48	28	77	77

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2018 Half Yearly Financial Report  |  Risk review

OTHER SEGMENTS – CREDIT RISK REVIEW

The following tables show changes in exposures and ECL for Commercial Banking, Corporate & Investment Banking and Corporate Centre in the period. The footnotes to the Santander UK group level analysis on page 15 are also applicable to these tables.

	Non-credit impaired				Credit impaired
	Stage 1 Subject to 12-month ECL		Stage 2 Subject to lifetime ECL		Stage 3 Subject to lifetime ECL		Total
	Exposures(2)	ECL	Exposures(2)	ECL	Exposures(2)	ECL	Exposures(2)	ECL
Commercial Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	18,362	38	646	25	383	173	19,391	236(8)
Transfer to lifetime ECL (not-credit impaired) (3)	(451)	(2)	429	10	–	–	(22)	8
Transfer to credit impaired(3)	(36)	–	(59)	(1)	86	19	(9)	18
Transfer to 12-month ECL(3)	101	1	(112)	(3)	–	–	(11)	(2)
Transfer from credit impaired(3)	–	–	9	2	(10)	(4)	(1)	(2)
Net movement of ECL arising from transfer of stage(4)	(386)	(1)	267	8	76	15	(43)	22
New assets originated or purchased(5)	2,581	5	55	1	24	5	2,660	11
Other(6)	(34)	(5)	(8)	–	(38)	(17)	(80)	(22)
Assets derecognised(7)	(2,669)	(3)	(134)	(2)	(97)	(51)	(2,900)	(56)
At 30 June 2018	17,854	34	826	32	348	125	19,028	191
Net carrying amount		17,820		794		223		18,837
Movement for the period	(508)	(4)	180	7	(35)	(48)	(363)	(45)

Corporate & Investment Banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	11,553	8	93	(1)	340	242	11,986	249(8)
Transfer to lifetime ECL (not-credit impaired) (3)	(2)	–	2	–	–	–	–	–
Transfer to credit impaired(3)	–	–	–	–	–	–	–	–
Transfer to 12-month ECL(3)	–	–	–	–	–	–	–	–
Transfer from credit impaired(3)	–	–	45	–	(49)	(13)	(4)	(13)
Net movement of ECL arising from transfer of stage(4)	(2)	–	47	–	(49)	(13)	(4)	(13)
New assets originated or purchased(5)	2,775	–	15	1	3	2	2,793	3
Other(6)	(241)	(4)	(59)	1	(28)	(17)	(328)	(20)
Assets derecognised(7)	(2,731)	(2)	–	–	(253)	(209)	(2,984)	(211)
At 30 June 2018	11,354	2	96	1	13	5	11,463	8
Net carrying amount		11,352		95		8		11,455
Movement for the period	(199)	(6)	3	2	(327)	(237)	(523)	(241)

Corporate Centre	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2018	55,943	7	210	4	20	8	56,173	19(8)
Transfer to lifetime ECL (not-credit impaired) (3)	(111)	(1)	110	1	–	–	(1)	–
Transfer to credit impaired(3)	(1)	–	(4)	–	4	1	(1)	1
Transfer to 12-month ECL(3)	169	1	(172)	(2)	–	–	(3)	(1)
Transfer from credit impaired(3)	–	–	1	–	(1)	–	–	–
Net movement of ECL arising from transfer of stage(4)	57	–	(65)	(1)	3	1	(5)	–
New assets originated or purchased(5)	4,769	–	–	–	–	–	4,769	–
Other(6)	(1,251)	(1)	(64)	–	7	2	(1,308)	1
Assets derecognised(7)	(16,847)	–	60	–	(7)	(2)	(16,794)	(2)
At 30 June 2018	42,671	6	141	3	23	9	42,835	18
Net carrying amount		42,665		138		14		42,817
Movement for the period	(13,272)	(1)	(69)	(1)	3	1	(13,338)	(1)

22	Santander UK Group Holdings plc

> Credit risk

Committed exposures

Credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. As a result, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than the asset balances on the balance sheet due to netting. We show Sovereigns and Supranationals net of short positions and Large Corporate reverse repurchase agreement exposures are shown net of repurchase agreement liabilities and include OTC derivatives. In addition, the derivative and other treasury product exposures (which are classified as ‘Financial Institutions’) shown are also typically lower than the asset balances. This is because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The asset balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32. Committed exposures also include off-balance sheet derivatives that are measured at FVTPL and therefore not included in the IFRS 9 credit quality table on page 14.

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section of the 2017 Annual Report) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
30 June 2018	9 £m	8 £m	7 £m	6 £m	5 £m	4 £m	3 to 1 £m	Other(1) £m	Total £m
Commercial Banking	711	3,074	356	2,626	11,190	5,848	821	63	24,689
Corporate & Investment Banking	1,720	5,115	10,092	8,779	794	15	90	–	26,605
Corporate Centre	37,587	9,331	567	530	60	145	31	400	48,651

31 December 2017
Commercial Banking	499	2,600	430	2,578	11,537	5,588	1,062	216	24,510
Corporate & Investment Banking	3,212	7,763	11,329	8,912	676	2	355	–	32,249
Corporate Centre	48,805	5,431	752	434	104	124	37	400	56,087
(1)	Consists of smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

Geographical distribution

We typically classify geographical location according to the counterparty’s country of domicile unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead.

30 June 2018	UK £m	Europe £m	US £m	Rest of World £m	Total £m
Commercial Banking	24,577	111	–	1	24,689
Corporate & Investment Banking	20,007	5,333	529	736	26,605
Corporate Centre	32,573	3,293	5,994	6,791	48,651

31 December 2017
Commercial Banking	24,393	116	1	–	24,510
Corporate & Investment Banking	20,532	6,852	726	4,139	32,249
Corporate Centre	44,630	2,794	6,240	2,423	56,087

30 June 2018 compared to 31 December 2017

Commercial Banking

In H118, lending to trading business customers reflected the slower market activity and continued uncertainty over Brexit. Growth in Social Housing commitments largely offset the reduction in our CRE portfolio. Committed exposures overall increased marginally.

–	Our SME and mid-corporate exposures increased by 1% with repayments largely offsetting new business.
–	Our CRE portfolio decreased by 7% reflecting the impact of our proactive risk management of exposures to certain sectors, as well as slower market activity.
–	Our social housing portfolio increased by 13%, driven by refinancing of longer-dated loans, previously managed in Corporate Centre, onto shorter maturities and current market terms.

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2018 Half Yearly Financial Report  |  Risk review

Corporate & Investment Banking

Our committed exposures decreased by 17% due to decreases in our Sovereign and Supranational portfolios, which are now managed in our CFO division in Corporate Centre.

–	Large corporate exposures decreased slightly. Credit quality was relatively stable overall.
–	Financial institutions exposures decreased by 12%, largely driven by the transfer of prohibited activity to Banco Santander London Branch as part of ring-fencing.

Corporate Centre

In H118, committed exposures decreased by 13% largely driven by reductions in our Sovereign and Supranational portfolio.

–	Sovereign and Supranational exposures largely consist of highly-rated liquid assets that we hold as part of normal liquid asset portfolio management and Government securities. The decrease in the overall exposure was largely driven by a decrease in deposits in the UK.
–	Legacy portfolios in run-off reduced by 14% in H118.
–	Social housing exposures reduced in 2018 to £5.2bn (2017: £6.0bn) as we continue to refinance longer-dated loans onto shorter maturities and current market terms that are then managed in Commercial Banking.

Credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Monitoring’ in the ‘Credit risk management’ section of the 2017 Annual Report). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 30 June 2018 and 31 December 2017.

30 June 2018	Committed exposure					Loss allowances(3) £m
		Watchlist
	Fully performing £m	Enhanced monitoring £m	Proactive management £m	Non-performing exposure(1) £m	Total(2) £m
Commercial Banking	22,430	1,402	498	359	24,689	207
Corporate & Investment Banking	25,620	784	163	38	26,605	26
Corporate Centre	48,601	22	5	23	48,651	18
Total ECL						251

31 December 2017
Commercial Banking	22,713	975	429	393	24,510	155
Corporate & Investment Banking	31,466	285	108	390	32,249	236
Corporate Centre	56,035	26	6	20	56,087	6
Total observed impairment loss allowances						397
Allowance for IBNO(4)						52
Total impairment loss allowances						449

(1)  Non-performing exposure includes committed facilities and derivative exposures. So it can exceed the NPLs in the table on page 13 which only include drawn balances.

(2)  Includes committed facilities and derivative exposures. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Monitoring‘ section of the 2017 Annual Report.

(3)  Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for H118 they are on an expected credit loss basis per IFRS 9.

(4)  We define Allowance for IBNO losses in Note 1 to the Consolidated Financial Statements of the 2017 Annual Report.

30 June 2018 compared to 31 December 2017

Commercial Banking

Commercial Banking exposures subject to enhanced monitoring increased by 44%, largely as a result of three large Social Housing cases added in 2018 due to governance issues rather than credit concerns. Proactive management increased by 16%, largely in the care and service industries. NPEs decreased, however, as a result of successful exits.

Corporate & Investment Banking

Large corporate exposures subject to enhanced monitoring increased by 176% largely driven by the downgrade of a number of cases in construction and related industries. However, NPEs decreased to £38m (2017: £390m) as we exited the Carillion plc exposure through write-offs and made some recoveries on single name cases.

Corporate Centre

Legacy portfolios in run-off exposures subject to enhanced monitoring and proactive management remained relatively stable. NPEs also remained broadly stable at £23m (2017: £20m). Social Housing exposures subject to enhanced monitoring remained stable at £4m (2017: £4m).

24	Santander UK Group Holdings plc

> Credit risk

Forbearance

The balances at 30 June 2018 and 31 December 2017, analysed by IFRS 9 stage (H118) and their payment status (2017) at the period-end and the forbearance we applied, were:

	30 June 2018			31 December 2017
	Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre(1) £m	Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre(2) £m
Stock(2)
– Term extension	74	55	–	136	55	–
– Interest-only	146	–	11	152	–	14
– Other payment rescheduling	182	33	11	127	299	13
	402	88	22	415	354	27
Of which:
– Stage 1	49	–	2
– Stage 2	79	55	11
– Stage 3	274	33	9
– Non-performing				273	347	11
– Performing				142	7	16
	402	88	22	415	354	27
Proportion of portfolio	1.6%	0.2%	2.9%	1.7%	1.1%	2.6%

(1)  Exposure within the Legacy Portfolios in run-off only.

(2)  We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

30 June 2018 compared to 31 December 2017

In Commercial Banking, the cumulative forbearance stock reduced by 3% to £402m at 30 June 2018 (2017: £415m). This decrease was mainly due to the successful resolution of NPL cases, and performing cases exiting forbearance according to defined criteria. Forbearance in CIB reduced by 75%, largely as a result of the write off of Carillion plc exposure. At 30 June 2018, there were four forborne cases (2017: five cases) in CIB.

Santander UK Group Holdings plc	25

2018 Half Yearly Financial Report  |  Risk review

OTHER SEGMENTS - PORTFOLIOS OF PARTICULAR INTEREST

Commercial Real Estate

Credit performance

The table below shows the main CRE credit performance metrics at 30 June 2018 and 31 December 2017.

	Customer loans(1) £m	NPLs(2)(3) £m	NPL ratio(4) %	Gross write-offs £m	Loss allowances(5) £m
30 June 2018	7,514	49	0.65	12	32
31 December 2017	8,144	69	0.85	11	54

(1)  Comprises CRE drawn loans in the business banking portfolio of our Retail Banking segment of £232m (2017: £257m) and in the CRE portfolio of our Commercial Banking segment of £7,282m (2017: £7,886m).

(2)  We define NPLs in the ‘Credit risk management’ section in the 2017 Annual Report.

(3)  All NPLs continue accruing interest.

(4)  NPLs as a percentage of customer loans.

(5)  Loss allowances for 2017 were on an incurred loss basis per IAS 39, whilst for H118 they are on an expected credit loss basis per IFRS 9.

LTV analysis

This table shows the LTV distribution for our CRE loan stock and NPL stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 30 June 2018 and 31 December 2017.

	30 June 2018		31 December 2017
Loans and advances to customers	£m	%	£m	%
≤50%	4,079	54	4,146	51
>50-70%	2,618	35	3,035	37
>70-100%	52	1	36	–
>100% i.e. negative equity	37	–	52	1
Standardised portfolio(1)	585	8	629	8
Total with collateral	7,371	98	7,898	97
Development loans	143	2	246	3
	7,514	100	8,144	100
(1)	Consists of smaller value transactions, mainly commercial mortgages.

Sector analysis

The table below shows the sector analysis of the portfolio at 30 June 2018 and 31 December 2017.

	30 June 2018		31 December 2017
Sector	£m	%	£m	%
Office	1,973	26	2,181	27
Retail	1,289	17	1,389	17
Industrial	1,039	14	1,176	14
Residential	981	13	1,001	12
Mixed use	1,085	14	1,146	14
Student accommodation	119	2	133	2
Hotels and leisure	322	4	304	4
Other	121	2	185	2
Standardised portfolio(1)	585	8	629	8
	7,514	100	8,144	100
(1)	Consists of smaller value transactions, mainly commercial mortgages.

30 June 2018 compared to 31 December 2017

CRE loans written before 2009 totalled £281m (2017: £380m). The CRE pre-2009 loans were written on market terms which, compared with more recent times and following a significant tightening in our lending criteria, included higher original LTVs, lower interest coverage and exposure to development risk.

The CRE portfolio of £7,514m (2017: £8144m) is well diversified across sectors, with no significant regional or single name concentration. The portfolio represents 29% (2017: 30%) of our total lending to corporates and 4% (2017: 4%) of total customer loans.

At 30 June 2018, the LTV profile of the portfolio remained conservative with £6,697m (2017: £7,181m) of the non-standardised portfolio assets at or below 70% LTV. Loans with development risk were only 2% (2017: 3%) of the CRE portfolio. Development lending is typically on a non-speculative basis with significant pre-lets in place and/or pre-sales in place. The average loan balance at 30 June 2018 was unchanged at £4.7m (2017: £4.7m) and the top ten exposures made up 10% (2017: 10%) of the CRE portfolio.

Refinancing risk

For CRE loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. Where this seems unlikely we put the case on our Watchlist.

At 30 June 2018, CRE loans of £1,197m (2017: £1,090m) were due to mature within 12 months. Of these, £29m, i.e. 2% (2017: £59m, i.e. 5%) had an LTV ratio higher than is acceptable under our current credit policy. At 30 June 2018, £26m of this (2017: £53m) had been put on our Watchlist or recorded as NPL and had an impairment loss allowance of £15m (2017: £27m).

26	Santander UK Group Holdings plc

> Market risk

Market risk

Overview	Key metrics

Market risk comprises trading market risk and banking market risk.

Market risk management

In H118, there were no significant changes in the way we manage market risk as described in the 2017 Annual Report.

Market risk review

In this section, we analyse our key trading and banking market risk metrics.

Net Interest Margin (NIM) sensitivity to +50bps decreased to £178m and to -50bps decreased to £(42)m (2017: £212m and £(125)m)

Economic Value of Equity (EVE) sensitivity to +50bps decreased to £29m and to -50bps decreased to £(133) m (2017: £95m and £(213)m)

TRADING MARKET RISK REVIEW

VaR

This table shows our Internal VaR for exposure to each of the main classes of risk at 30 June 2018 and 31 December 2017. The VaR figures show how much the fair values of all our tradeable instruments could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our net income.

	Period-end exposure		Average exposure		Highest exposure		Lowest exposure
Trading instruments	30 June 2018 £m	31 December 2017 £m	30 June 2018 £m	31 December 2017 £m	30 June 2018 £m	31 December 2017 £m	30 June 2018 £m	31 December 2017 £m
Interest rate risks	1.4	2.6	2.4	2.5	3.9	3.5	1.2	1.8
Equity risks	0.3	0.3	0.3	0.6	0.6	2.0	0.1	0.2
Foreign exchange risks	0.7	0.3	0.5	0.4	0.9	1.6	0.2	–
Diversification offsets(1)	(1.2)	(0.7)	(0.9)	(0.8)	–	–	–	–
Total correlated one-day VaR	1.2	2.5	2.3	2.7	3.8	3.7	1.2	2.0
(1)	The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it.

30 June 2018 compared to 31 December 2017

As part of our ring-fencing plans, we transferred some market making activity and the associated market risk to Banco Santander London Branch in H118, and some market risk positions have been in run-off (positions allowed to mature, expire or close) since the start of 2018. This has changed our market risk profile at 30 June 2018 which can be seen in the table above. Additional transfers of market making activity and the associated market risk are planned to be made to Banco Santander London Branch in H218. Once all other non-permitted market risk positions have been run off by the end of 2018, there will be a small amount of trading market risk left from permitted products and permitted customers left in the ring-fenced bank. For more on our ring-fencing plans, see Note 26 to the Condensed Consolidated Interim Financial Statements.

BANKING MARKET RISK REVIEW

Interest rate risk

Yield curve risk

The table below shows how our key risk metrics would be affected by a 50 basis point parallel shift (both up and down) applied instantaneously to the yield curve at 30 June 2018 and 31 December 2017.

	30 June 2018		31 December 2017
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	178	(42)	212	(125)
EVE sensitivity	29	(133)	95	(213)

30 June 2018 compared to 31 December 2017

The movement in sensitivities in H118 was largely due to less margin compression as a result of higher levels of the yield curve and changes in the underlying assumptions we used for risk measurement purposes. We updated our assumptions to better reflect the current rate environment.

Santander UK Group Holdings plc	27

2018 Half Yearly Financial Report  |  Risk review

Liquidity risk

Overview	Key metrics

Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.

Liquidity risk management

In H118, there were no significant changes in the way we manage liquidity risk as described in the 2017 Annual Report.

Liquidity risk review

In this section, we analyse our key liquidity metrics, including our Liquidity Coverage Ratio (LCR), our Liquidity Risk Appetite (LRA), our loan to deposit ratio (LDR) and our wholesale funding. We also provide details on asset encumbrance.

LCR increased to 138% (2017: 120%) LCR eligible liquidity pool increased to £50.5bn (2017: £48.5bn) Loan-to-deposit ratio increased to 117% (2017: 113%)

LIQUIDITY RISK REVIEW

Liquidity Coverage Ratio

This table shows our LCR and LRA at 30 June 2018 and 31 December 2017. It reflects the stress testing methodology in place at that time.

	LCR		LRA(1)
	30 June 2018 £bn	31 December 2017 £bn	30 June 2018 £bn	31 December 2017 £bn
Eligible liquidity pool (liquidity value)	46.5	47.4	45.4	45.7
Net stress outflows	(33.8)	(39.7)	(28.8)	(34.7)
Surplus	12.7	7.7	16.6	11.0
Eligible liquidity pool as a percentage of anticipated net cash flows	138%	120%	158%	132%

(1)	The LRA is a three month Santander UK specific requirement.

At 30 June 2018, the carrying value of the assets in our LCR eligible liquidity pool was £50.5bn (2017: £48.5bn) and £46.5bn (2017: £47.4bn) on a liquidity value basis.

30 June 2018 compared to 31 December 2017

Throughout H118, we maintained robust risk management controls to monitor and manage the levels of our eligible liquidity pool and encumbrance. The LCR increased to 138% at 30 June 2018 (2017: 120%), whilst the LRA increased to 158% at 30 June 2018 (2017: 132%), reflecting increased medium term funding activity in H118 as part of prudent liquidity planning.

28	Santander UK Group Holdings plc

> Liquidity risk

OUR FUNDING STRATEGY AND STRUCTURE

Maturity profile of wholesale funding

Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings.

This table shows our main sources of wholesale funding. It does not include securities financing repurchase and reverse repurchase agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

30 June 2018	≤1 month £bn	>1 and ≤3 months £bn	>3 and ≤ 6 months £bn	>6 and ≤9 months £bn	>9 and ≤12 months £bn	Sub-total ≤ 1 year £bn	>1 and ≤2 years £bn	>2 and ≤5 years £bn	>5 years £bn	Total £bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	–	5.1	2.6	7.7
– privately placed	–	–	–	–	–	–	–	–	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	–	–	–	–	0.5	0.5	0.3	0.8	1.5	3.1
	–	–	–	–	0.5	0.5	0.3	5.9	4.2	10.9
Santander UK plc
Deposits by banks	0.3	0.1	–	–	–	0.4	–	–	–	0.4
Certificates of deposit and commercial paper	2.2	3.4	2.2	0.8	0.1	8.7	–	–	–	8.7
Senior unsecured – public benchmark	–	1.3	–	2.3	–	3.6	2.8	5.2	1.4	13.0
– privately placed	–	–	–	–	1.0	1.0	1.2	0.6	0.3	3.1
Covered bonds	–	–	–	–	–	–	3.1	7.5	4.1	14.7
Securitisation and structured issuance(2)	–	0.1	1.3	0.6	0.1	2.1	0.7	1.6	0.1	4.5
Term Funding Scheme (TFS)	–	–	–	–	–	–	–	10.8	–	10.8
Subordinated liabilities	–	–	0.1	–	–	0.1	–	–	2.3	2.4
	2.5	4.9	3.6	3.7	1.2	15.9	7.8	25.7	8.2	57.6
Other group entities
Securitisation and structured issuance(3)	–	–	0.1	0.1	0.3	0.5	0.8	0.8	–	2.1
	–	–	0.1	0.1	0.3	0.5	0.8	0.8	–	2.1
Total at 30 June 2018	2.5	4.9	3.7	3.8	2.0	16.9	8.9	32.4	12.4	70.6
Of which:
– Secured	–	0.1	1.4	0.7	0.4	2.6	4.6	20.7	4.2	32.1
– Unsecured	2.5	4.8	2.3	3.1	1.6	14.3	4.3	11.7	8.2	38.5

Total at 31 December 2017	4.8	3.9	3.3	1.4	1.5	14.9	7.9	28.9	11.2	62.9
Of which:
– Secured	0.9	–	1.4	–	1.3	3.6	2.9	18.3	3.4	28.2
– Unsecured	3.9	3.9	1.9	1.4	0.2	11.3	5.0	10.6	7.8	34.7
(1)

Currently all our senior debt issued out of Santander UK Group Holdings plc is downstreamed into Santander UK plc on an equivalent rankings basis (e.g. senior unsecured is downstreamed as senior unsecured, subordinated capital instruments are downstreamed as subordinated capital instruments, etc.). However, under the end-state MREL/TLAC regime, senior unsecured debt issued out of Santander UK Group Holdings plc will be downstreamed in a form that is subordinated to senior unsecured debt, but senior to subordinated capital instruments issued out of Santander UK plc.

(2)	This includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)	This includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Term issuance

In H118, our external term issuance (sterling equivalent) was:

	Sterling £bn	US Dollar £bn	Euro £bn	Other £bn	Total H118 £bn	Total H117 £bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	0.5	0.7	0.7	–	1.9	1.2
– privately placed	–	–	–	–	–	0.1
Subordinated debt and equity (incl. AT1)	–	–	–	–	–	0.5
	0.5	0.7	0.7	–	1.9	1.8
Santander UK plc
Securitisations	0.3	0.7	–	–	1.0	–
Covered bonds	1.5	–	0.9	–	2.4	1.0
Senior unsecured – public benchmark	0.4	1.6	–	–	2.0	–
– privately placed	0.3	–	0.6	–	0.9	–
Term Funding Scheme	2.3	–	–	–	2.3	3.0
	4.8	2.3	1.5	–	8.6	4.0
Other group entities
Senior unsecured – privately placed	–	–	–	–	–	0.1
	–	–	–	–	–	0.1
Total gross issuances	5.3	3.0	2.2	–	10.5	5.9

Santander UK Group Holdings plc	29

2018 Half Yearly Financial Report  |  Risk review

30 June 2018 compared to 31 December 2017

Our total wholesale funding increased by £7.7bn (inclusive of TFS) to £70.6bn (2017: £62.9bn). The increase in funding has resulted in a higher LCR, this is part of our prudent liquidity planning, reducing our reliance on wholesale funding markets in H218.

Debt capital markets experienced pockets of volatility during the first half of 2018, however generally market conditions were receptive. As a result, we continued to see good demand from investors for high quality paper. Our total term funding was £10.5bn (H117: £5.9bn), of which £8.2bn (H117: £2.4bn) was medium-term issuance and £2.3bn (H117: £3.0bn) was TFS, there were no capital issuances (H117: £0.5bn).

The £8.2bn medium-term funding included £1.9bn of senior unsecured notes issued by the Company, £2.9bn of senior unsecured notes by our operating company Santander UK plc, £2.4bn of covered bonds and £1.0bn of securitisations. Maturities in H118 were £4.0bn (H117: £6.3bn).

At 30 June 2018, 76% (2017: 75%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 40 months (2017: 43 months). The total drawdown outstanding from the TFS, which ended in February 2018, was £10.8bn (2017: £8.5bn). The total drawdowns of UK Treasury Bills under the Funding for Lending Scheme, which ended in January 2018, decreased to £2.7bn (2017: £3.2bn).

Loan-to-deposit ratio

This table shows our customer loans, deposits and LDR at 30 June 2018 and 31 December 2017. The business segments data excludes fair value loans, impairment loss allowances, accrued interest and other. The total data includes them but excludes repurchase and reverse repurchase agreements.

	30 June 2018			31 December 2017
	Customer loans £bn	Customer deposits £bn	Loan-to- deposit ratio %	Loan-to- deposit ratio %
Retail Banking	171.3	147.6	116	113
Commercial Banking	19.0	17.0	112	104
Corporate & Investment Banking	5.5	4.5	122	133
Corporate Centre	5.2	3.5	149	174
Total customer loans and deposits	201.0	172.6
Adjust for: assets held for sale, fair value loans, impairment loss allowances, accrued interest and other(1)	0.3	0.8
Statutory loans and advances to customers/deposits by customers(2)	201.3	173.4
Add: assets held for sale	0.7	–
Total(3)	202.0	173.4	117	113

(1)  This includes an adjustment to remove loans and advances to customers that are classified as held for sale of £0.1bn.

(2)  The customer loans and customer deposits numbers are the amounts disclosed in the Consolidated Balance Sheet.

(3)  We calculate the total loan-to-deposit ratio as loans and advances to customers (excluding reverse repurchase agreements) divided by deposits by customers (excluding repurchase agreements).

30 June 2018 compared to 31 December 2017

Customer loans increased to £201.0bn, with strong lending growth of £2.3bn in mortgages, partially offset by decreases of £0.7bn in non-core loans. Lending to corporates decreased by £1.0bn with a managed reduction of £0.6bn in Commercial Real Estate (CRE) and a transfer of £0.7bn of customer assets from CIB to Banco Santander London Branch, as part of our ring-fencing implementation. Lending to trading business customers increased by £0.2bn.

Customer deposits decreased to £172.6bn, with management pricing activities driving a reduction in retail savings products of £1.9bn, corporate deposits of £1.5bn and other retail products of £0.7bn. Retail deposits decreased due to continued demand for higher interest rate products and working capital use by corporate customers. This was only partially offset by an increase in personal current accounts of £0.7bn.

Encumbrance

Encumbrance of customer loans and advances

We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes.

We have raised funding with mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral for funding purposes in other Bank of England facilities) and other asset-backed notes. We also have a covered bond programme. Under this, we issue securities to investors secured by a pool of residential mortgages.

For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 12 and 22 to the Condensed Consolidated Interim Financial Statements.

30 June 2018 compared to 31 December 2017

Our level of encumbrance from external and internal issuance of securitisations and covered bonds remained broadly static in H118, as planned.

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> Liquidity risk

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2018 Half Yearly Financial Report  |  Risk review

Capital risk

Overview	Key metrics

Capital risk is the risk that we do not have an adequate amount or quality ofcapital to meet our internal business needs, regulatory requirements and market expectations, including dividend and AT1 distributions.

Capital risk management

In H118, there were no significant changes in the way we manage capital risk as described in the 2017 Annual Report.

Capital risk review

In this section, we set out a brief update on emerging regulation. We then analyse our capital resources and key capital ratios including our leverage and RWAs.

CET1 capital ratio of 12.7% (2017: 12.2%) UK leverage ratio of 4.4% (2017: 4.4%) Total capital resources of £15.4bn (2017: £15.5bn)

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

30 June 2018 compared to 31 December 2017

Santander UK Group Holdings plc is incorporated in the UK. For capital purposes, we are subject to prudential supervision by the:

–	PRA: as a UK banking group
–	ECB: as a member of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM).

Although we are part of the Banco Santander group, we do not have a guarantee from our immediate and ultimate parent Banco Santander SA and we operate as an autonomous subsidiary. As we are part of the UK sub-group that is regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.

Santander UK Group Holdings plc is the holding company of Santander UK plc and is the head of the Santander UK group for regulatory capital and leverage purposes. The basis of consolidation for our capital disclosures is the same one we use for our Consolidated Financial Statements.

Meeting evolving capital requirements

It is our current intention to target a CET1 management buffer that is of sufficient size to absorb changes in the regulatory minimum requirement (e.g. application of any dynamic countercyclical capital buffer (CCyB)) and market volatility.

At 30 June 2018, our 7% Additional Tier 1 permanent write down (PWD) securities benefitted from a £4.9bn (5.7% RWA) CET1 buffer above the 7% trigger. The current CET1 buffer to restrictions on distributions (maximum distributable amount) is £2.3bn (2.7% RWA).

In June 2018 the Bank of England confirmed Santander UK’s non-binding indicative Minimum Requirement for Eligible Liabilities (MREL) requirements. MREL requirements over and above regulatory capital requirements (MREL recapitalisation requirements) are phased in from 2019, and become fully implemented in 2022.

We have made major progress to meet MREL recapitalisation requirements. We have issued £8.2bn MREL compliant senior unsecured bonds to date and we are in excess of our January 2019 requirement of £6.2bn (7.3% RWA). Our forward-looking MREL recapitalisation glide path assumes the Pillar 2A requirement remains at 5.6% and is calculated using RWA and UK leverage exposures at 30 June 2018. Based on this set of assumptions, our MREL requirements are driven by leverage from 2019 and switching to RWA measure from 2022. Santander UK indicative MREL excluding CRD IV buffer is currently expected to be 27.2% of RWAs from 1 January 2022. Assuming the current glide path by 2022, we expect to issue a further £6.2bn of senior unsecured bonds to cover the maturities and meet our total 2022 MREL recapitalisation requirement of £11.6bn (13.6% RWA).

In addition to meeting our minimum requirement, it is our intention to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group Holdings plc senior unsecured paper that is due to become MREL ineligible over the following six months.

32	Santander UK Group Holdings plc

> Capital risk

CAPITAL RISK REVIEW

Key capital ratios

	Santander UK Group Holdings plc		Santander UK plc
	30 June 2018%	31 December 2017%	30 June 2018%	31 December 2017%
CET1 capital ratio	12.7	12.2	12.7	12.2
AT1	2.4	2.3	2.4	2.4
Grandfathered Tier 1	0.4	0.5	0.8	0.8
Tier 2	2.6	2.8	3.9	4.3
Total capital ratio	18.1	17.8	19.8	19.7

The total capital ratio gap between Santander UK Group Holdings plc and Santander UK plc was due to the recognition of minority interests. The total subordination available to Santander UK plc bondholders was 19.8% (2017: 19.7%) of RWAs.

30 June 2018 compared to 31 December 2017

We complied with the PRA’s capital adequacy rules throughout H118. Our CET1 capital ratio improved 50bps to 12.7% at 30 June 2018 (2017: 12.2%), with capital accretion through retained profits, as well as a reduction in RWAs through enhanced focus on RWAs and an extension of our model for large corporates. Our total capital ratio improved to 18.1% (2017: 17.8%), with higher CET1 capital, partially offset by the transitional impact of CRD IV Minority Interest rules that reduces recognition of grandfathered capital instruments issued by our operating company.

Regulatory capital resources

This table provides an analysis of our regulatory capital.

	30 June 2018 £m	31 December 2017 £m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,859	6,399
– Accumulated other reserves and non-controlling interests	354	453
CET1 capital before regulatory adjustments	14,273	13,912
CET1 regulatory adjustments:
– Additional value adjustments	(85)	(70)
– Goodwill (net of tax)	(1,160)	(1,165)
– Other intangibles	(580)	(539)
– Fair value reserves related to gains or losses on cash flow hedges	(143)	(228)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(621)	(748)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(6)	(13)
– Deferred tax assets that rely on future profitability excluding timing differences	(25)	(25)
– Defined benefit pension fund assets	(654)	(333)
– Dividend accrual	(39)	(19)
– IFRS 9 Transitional Adjustment	22	–
– Deduction for non-controlling interests	(164)	(152)
CET1 capital	10,818	10,620
AT1 capital instruments:
– Capital instruments	2,041	2,041
– Amount of qualifying items subject to phase out from AT1	702	707
– Regulatory deductions for instruments issued by subsidiary undertakings	(383)	(301)
AT1 capital	2,360	2,447
Tier 1 capital	13,178	13,067
Tier 2 capital instruments:
– Capital instruments	2,848	2,749
– Amount of qualifying items subject to phase out from Tier 2	457	587
– Regulatory deductions for instruments issued by subsidiary undertakings	(1,056)	(915)
Tier 2 capital	2,249	2,421
Total regulatory capital(1)	15,427	15,488

(1)	Capital resources include a transitional IFRS 9 benefit of £22m

Santander UK Group Holdings plc	33

2018 Half Yearly Financial Report  |  Risk review

Risk-weighted assets

The tables below are consistent with our regulatory filings for 30 June 2018 and 31 December 2017.

RWAs by risk	30 June 2018 £bn	31 December 2017 £bn
Credit risk	68.7	69.2
Counterparty risk	6.5	6.7
Market risk	2.4	3.6
Operational risk	7.5	7.5
	85.1	87.0

RWAs by segment	30 June 2018 £bn	31 December 2017 £bn
Retail Banking	44.3	44.1
Commercial Banking	19.3	19.4
Corporate & Investment Banking	13.5	16.5
Corporate Centre	8.0	7.0
	85.1	87.0

30 June 2018 compared to 31 December 2017

RWAs decreased £1.9bn, through enhanced focus on risk-weighted assets and the widening of the scope of our model for large corporates.

–	Retail Banking RWAs were broadly stable, with an increase in customer loans partially offset by a reduction resulting from an update to our mortgage application model.
–	Commercial Banking RWAs were broadly flat, in line with customer loans.
–	Corporate & Investment Banking RWAs decreased 18% to £13.5bn with the widening of the scope of our model for large corporates and the transfer of customer assets to Banco Santander London Branch in June 2018. RWAs attributable to customer loans were £6.1bn (2017: £7.2bn).
–	Corporate Centre RWAs were higher at £8.0bn, due to temporary increases relating to ring-fencing, partially offset by a reduction in non-core customer loans with low average risk-weights. RWAs attributable to non-core customer loans amounted to £0.9bn (2017: £1.0bn).

Regulatory leverage

	30 June 2018 £m	31 December 2017 £m
Regulatory exposure	295,586	286,962
End-point Tier 1 capital	12,859	12,661
UK leverage ratio	4.4%	4.4%

Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	30 June 2018 £m	31 December 2017 £m
Total assets per the Consolidated Balance Sheet	316,625	314,760
Derivatives netting and potential future exposure	(15,518)	(12,377)
Securities financing current exposure add-on	1,156	1,247
Removal of IFRS netting	1,372	1,500
Removal of qualifying central bank claims	(19,251)	(30,695)
Commitments calculated in accordance with Basel Committee Leverage Framework	13,481	14,614
CET1 regulatory adjustments	(2,279)	(2,087)
	295,586	286,962

Distributable items(1)

At 30 June 2018, Santander UK Group Holdings plc had distributable items under CRD IV of £4,207m (2017: £4,209m). Movements in distributable items during H118 and FY17 were:

	30 June 2018 £m	31 December 2017 £m
At 1 January	4,209	4,212
Dividends approved:
– AT1 Capital Securities	(73)	(135)
– Tax on above item	14	26
– Ordinary shares	(250)	(553)
Dividends receivable:
– Investment in AT1 Capital Securities	72	134
– Tax on above item	(14)	(26)
– Investment in ordinary shares of subsidiary	250	553
Other income statement items (Company)	(1)	(2)
At 30 June/31 December	4,207	4,209

(1)	Distributable items are equivalent to distributable profits under the UK Companies Act 2006.

34	Santander UK Group Holdings plc

> Other key risks

Other key risks

Overview	Key metrics

Other key risks management

In H118, there were no significant changes in the way we manage and monitor other key risks, as described in the 2017 Annual Report.

Other key risks review

In this section, we discuss pension risk, conduct and regulatory risk, operational risk and financial crime risk.

Pension Deficit at Risk was £1,500m (2017: £1,540m) Remaining PPI provision was £301m (2017: £356m)

PENSION RISK

30 June 2018 compared to 31 December 2017

The funding Deficit at Risk decreased to £1,500m (2017: £1,540m). This was driven by the ongoing increase in interest rate hedging that began in December 2017. At 30 June 2018, the interest rate hedging ratio on a funding basis was 61% (2017: 57%). The inflation rate hedging ratio of the Scheme on a funding basis was 67% (2017: 64%).

We continue to focus on achieving the right balance between risk and reward. In H118, overall asset returns were broadly flat. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on a funding valuation basis.

Accounting position

In H118, the accounting surplus of the Scheme and other funded arrangements increased, with sections in surplus of £868m at 30 June 2018 (2017: £449m) and sections in deficit of £69m (2017: £245m). The overall position of the funded arrangements was a surplus of £799m (2017: £204m). There were also unfunded scheme liabilities of £39m at 30 June 2018 (2017: £41m). The improvement in the overall position was mainly driven by rising corporate bond yields which led to a higher discount rate being adopted and hence a lower value being placed on the liabilities.

For more on our pension obligations, including the current asset allocation, see Note 20 to the Condensed Consolidated Interim Financial Statements.

CONDUCT AND REGULATORY RISK

30 June 2018 compared to 31 December 2017

To make sure we fully consider customer impacts across our business, we continue to maintain a strong focus on robust oversight and control over the full customer journey. Compliance teams are established across all our key business divisions. Conduct risk frameworks are in place across all business divisions and are operating alongside the wider Risk Framework to identify, assess, manage and report conduct and regulatory risk.

In H118, we continued to build on the progress we made in 2017 and take a customer-focused approach in how we develop our strategy, products and policies that support fair customer outcomes and market integrity. As part of this, we:

–	Assessed the views and new policy areas in the FCA’s 2018/19 Business Plan and built them into our three year business planning activities.
–	Developed the reporting for regulatory and conduct matters to the Board Responsible Banking Committee (BRBC), which was established in H217. This included enhancing the visibility and reporting of conduct related measures to support fair customer outcomes.
–	Delivered change to meet the evolving regulatory landscape, including changes brought about by Markets in Financial Instruments Directive II (MiFID II), Second Payment Services Directive (PSDII), General Data Protection Regulation, Banking Reform and implementing the Banking Reform compliance model.
–	Maintained an open and constructive relationship with Banco Santander to ensure that our approaches to conduct and regulatory risk share a common understanding and minimum standards.
–	Refined the Conduct Risk Framework with focus on our Corporate, Commercial Banking and Corporate & Investment Banking divisions in line with the FCA’s 5 Conduct Questions Programme.
–	Developed stronger links between Compliance and HR on the Santander UK culture agenda.

For more on our conduct remediation provision, including sensitivities, see Note 19 to the Condensed Consolidated Interim Financial Statements. We explain more about these sensitivities in ‘Critical accounting policies and areas of significant management judgement’ in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

Santander UK Group Holdings plc	35

2018 Half Yearly Financial Report  |  Risk review

OPERATIONAL RISK

30 June 2018 compared to 31 December 2017

2018 is the final year of delivery to embed the Operational Risk Transformation Programmes into the business. This involved the roll-out of the operational risk system to more areas of the business. Open Banking and PSDII have brought significant opportunities for us to develop new products and services for customers but they have also introduced new risks for both us and our customers. In 2017 we carried out operational risk reviews in relation to these initiatives, in order to identify, assess, manage and report the key risks involved, mainly in relation to fraud, data security and third party providers. Our focus on managing these risks continues, with further reviews being performed throughout H118.

Third party provider risk remains one of our top risks. This is based on our increasing use of third parties for cloud, innovations, new partnerships and new digital services. Our digital transformation and cloud strategy to outsource critical services could expose us to new operational risks. To manage these risks, we continue to build and enhance our Third Party Risk Management control framework.

In H118, we had no material disruption from cyber-attacks despite a rise in cyber threats in the UK banking industry. Investments made to improve our ability to detect and respond to malicious activity targeting our internet services have increased levels of protection for our customers and shareholders. Our efforts are intelligence led via the UK’s Cyber Defence Centre from where security tests and event scenarios are coordinated and assessed. Our insights into the cyber threat landscape drive our system security and control programmes and our investment in security services. Threats such as denial of service, phishing and hacking drive improvement in systems, processes, controls and, most importantly, staff training. This helps to reduce cyber risk to our customers, systems and data. Together with our focus on data-centre resilience, this approach ensures we have a solid base that supports our digital transformation strategy.

Programmes of change affecting IT infrastructure or customer facing services naturally increase the risk of disruption to service. Strong technical and management controls are therefore central to our IT Governance, Risk and Compliance framework, especially those controls focused on IT changes and thorough testing of systems prior to deployment. Similar approaches to both cyber security and IT governance will ensure that we support future growth in an environment of improved cyber resilience and reduced legacy IT issues.

Over the past 24 months we have worked to ensure that we meet the requirements of the new European General Data Protection Regulation. This will soon be replaced by the UK Data Protection Act 2018 and we will continue to monitor and improve how we manage personal data.

We are due to complete our ring-fencing plans ahead of the Banking Reform regulatory deadline. Updates have been sent to all potentially impacted customers, and we have moved business not permitted in the ring-fenced bank across to Banco Santander London Branch and Banco Santander. For more on ring-fencing, see Note 26 in the Notes to the Condensed Consolidated Interim Financial Statements.

FINANCIAL CRIME RISK

30 June 2018 compared to 31 December 2017

In H118, we continued to enhance our Financial Crime Control Framework through our Transformation Programme with oversight from the BRBC. It aims to deliver a sustainable operating model for how we manage financial crime across our business. The Programme will build on our current capabilities and take account of the evolving demands of financial crime regulations, as well as the expectations of our regulators and industry practice.

As part of this in H118, we:

–	Agreed a financial crime target operating model and what steps we need to take to get there. This includes a plan to implement end to end systems and data architecture to build an operating model to migrate our operations to, which clearly defines our key risk metrics.
–	Delivered specific financial crime training and launched our financial crime strategy. Our strategy underpins our commitment to Deter, Disrupt and Detect financial crime and focuses on increasing awareness and fostering an anti-financial crime culture.

Whilst we have well established anti-money laundering systems and controls, there is further investment and work required to complete our Transformation Programme, delivering strengthening measures to ensure ongoing adherence to regulatory standards during a period of intense regulatory change. We continue to track our progress through key phases of the Transformation Programme. The Financial Crime Steering Committee, chaired by the CLRO and the CEO and attended by senior management from businesses and technology, governs our Transformation Programme and provides senior management oversight (and challenges) of progress. The Transformation Programme is a key priority for the Board and is subject to Board-level oversight and reporting.

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Financial review

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2018 Half Yearly Financial Report  |  Financial review

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Net interest income	1,811	1,922
Non-interest income(1)	501	591
Total operating income	2,312	2,513
Operating expenses before credit impairment losses, provisions and charges	(1,285)	(1,216)
Credit impairment losses(2)	(91)	(48)
Provisions for other liabilities and charges	(33)	(186)
Total credit impairment losses, provisions and charges	(124)	(234)
Profit before tax	903	1,063
Tax on profit	(256)	(323)
Profit after tax for the period	647	740

Attributable to:
Equity holders of the parent	618	711
Non-controlling interests	29	29
Profit after tax for the period	647	740

(1)  Comprised of Net fee and commission income and Net trading and other income.

(2)  Credit impairment losses for H118 are calculated on an IFRS 9 basis and for H117 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 25 to the Condensed Consolidated Interim Financial Statements.

H118 compared to H117

Profit before tax was down 15%. Adjusting for specific gains, expenses and charges outlined below, profit before tax was down 18% to £920m(4).

By income statement line, the movements were:

–	Net interest income was down 6%, impacted by the fall in average new mortgage pricing in 2017 and SVR attrition(3) (H118: £2.4bn; H117: £2.5bn), partially offset by liability margin improvement. Net interest income was down 4%(4), when adjusted for the £39m accrued interest release in H117.
–	Non-interest income was down 15%, largely due to the absence of the £48m gain on sale of Vocalink Holdings Limited shareholdings in H117 as well as lower income in CIB. Additionally, income was impacted by the absence of mark-to-market movements on asset portfolios in the Corporate Centre in H117, partially offset by an increases in Retail Banking and Commercial Banking income. Non-interest income was down 8%(4), when adjusted for the gain on sale in H117.
–	Operating expenses before credit impairment losses, provisions and charges were up 6% due to a number of regulatory, risk and control projects, such as GDPR, PSD2 and MiFID II, which were implemented in the first half of 2018. The impact of these projects increased costs which were only partially offset by operational and digital efficiencies. Operating expenses were up 7%(4), when adjusted for Banking Reform costs of £28m in H118 and £42m in H117.
–	Credit impairment losses were up 90%. This was primarily due to a charge for a single CIB customer, which moved to non-performing in 2017 and was materially provided for in Q118, as well as a charge for a 2018 drawdown by Carillion plc. Overall credit quality remained good across all customer loan books. In addition, mortgage releases were lower year-on-year.
–	Provisions for other liabilities and charges were down 82%, largely due to the absence of the £69m PPI and £35m other conduct charges in H117 and an £11m release in other conduct provisions relating to interest rate derivatives. Provisions for other liabilities and charges were down 46%(4), when adjusting for the £11m release in H118 and the £69m PPI charge and £35m other conduct charge for H117.

The remaining provision for PPI redress and related costs was £301m, in line with our assumptions and claims experience. However, we will continue to monitor our provision levels, and take account of the impact of any further change in claims received.

The remaining other conduct provision was £31m, primarily relating to the sale of interest rate derivatives, following an ongoing review regarding regulatory classification of certain customers potentially eligible for redress. Following further analysis of the impacted population, management has assessed the provision requirements resulting in a release of £11m in H118.

–	Tax on profit decreased 21% to £256m largely as a result of lower taxable profits and conduct provisions that were disallowed for tax purposes in H117. The effective tax rate was 28%.

(3)  Calculation of SVR attrition includes balances relating to our Follow-on-Rate product, which was introduced in January 2018.

(4)  Non-IFRS measure. A number of specific gains, expenses and charges impacted the financial results for H118 and H117, with an aggregate impact on profit before tax of £17m and £59m, respectively. See ‘Alternative Performance Measures’ in the Shareholder information section of this Half Yearly Financial Report for reconciliations to the nearest IFRS measure.

38	Santander UK Group Holdings plc

> Income statement review

PROFIT BEFORE TAX BY SEGMENT

This section contains a summary of our results, and commentary thereon, by income statement line item for each segment. The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date. For more, see Note 2 to the Condensed Consolidated Interim Financial Statements.

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover of up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

Summarised income statement

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Net interest income	1,587	1,657
Non-interest income(1)	305	300
Total operating income	1,892	1,957
Operating expenses before credit impairment losses, provisions and charges	(965)	(919)
Credit impairment losses(2)	(52)	(39)
Provisions for other liabilities and charges	(33)	(155)
Total credit impairment losses, provisions and charges	(85)	(194)
Profit before tax for the period	842	844

(1)  Comprised of Net fee and commission income and Net trading and other income.

(2)  Credit impairment losses for H118 are calculated on an IFRS 9 basis and for H117 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 25 to the Condensed Consolidated Interim Financial Statements.

H118 compared to H117

Profit before tax decreased by £2m to £842m in H118 (H117: £844m). By income statement line, the movements were:

–	Net interest income decreased 4%, driven by pressure on new mortgage lending margins and SVR attrition offsetting strong mortgage lending volumes.
–	Non-interest income increased 2%, due to stronger consumer finance income partially offset by lower overdraft fees.
–	Operating expenses before credit impairment losses, provisions and charges increased 5%, with higher regulatory, risk and control costs, investment in business growth and digital enhancements.
–	Credit impairment losses increased to £52m, largely due to lower mortgage impairment releases with the customer loan book continuing to perform well.
–	Provisions for other liabilities and charges were lower at £33m, due to the absence of additional PPI provisions in H117 and other conduct provision releases relating to interest rate derivatives.

Customer balances

	30 June 2018 £bn	31 December 2017 £bn
Mortgages	157.2	154.9
Business banking	1.8	1.9
Consumer (auto) finance	7.0	7.0
Other unsecured lending	5.3	5.2
Customer loans	171.3	169.0

Current accounts	68.0	67.3
Savings(1)	58.9	60.8
Business banking accounts	11.3	11.1
Other retail products(1)	9.4	10.1
Customer deposits	147.6	149.3

Risk-weighted assets (RWAs)	44.3	44.1

(1)  In March 2018, Cahoot current account and savings balances totalling £0.5bn transferred from ‘Other retail products’ to ‘Current accounts’ and ‘Savings’, and Isle of Man balances totalling £0.4bn transferred from ‘Savings’ to ‘Other retail products’. Prior periods have not been restated.

30 June 2018 compared to 31 December 2017

–	Mortgage lending increased £2.3bn, with higher approvals driven by management pricing actions and a focus on customer service and retention. In H118, mortgage gross lending was £14.6bn (H117: £11.6bn).
–	Consumer (auto) finance balances were broadly flat. In H118, consumer (auto) finance gross lending was £1.9bn (H117: £1.7bn). Average Consumer (auto) loan size was c£12,500 (2017: £12,500).
–	Average unsecured loan and credit card balance stock balances at 30 June 2018 were c£5,900 and c£1,000, respectively.
–	Customer deposits decreased, primarily due to a decline of £1.9bn in savings balances and £0.7bn in other retail products. This was partially offset by a £0.7bn increase in current account balances. Business banking deposits increased to £11.3bn following steady inflows in Q2.
–	RWAs were broadly stable, with an increase in customer loans partially offset by a reduction resulting from an update to our mortgage application model.

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2018 Half Yearly Financial Report  |  Financial review

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams—the Regional Corporate Bank (RCB) that covers non-property backed trading businesses that are UK domiciled with annual turnover above £6.5m and Specialist Sector Groups (SSG) that cover real estate, social housing, education, healthcare, and hotels.

Summarised income statement

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Net interest income	204	191
Non-interest income(1)	40	37
Total operating income	244	228
Operating expenses before credit impairment losses, provisions and charges	(135)	(109)
Credit impairment losses(2)	(22)	(3)
Provisions for other liabilities and charges	7	(29)
Total credit impairment losses, provisions and charges	(15)	(32)
Profit before tax for the period	94	87

(1)  Comprised of Net fee and commission income and Net trading and other income.

(2)  Credit impairment losses for H118 are calculated on an IFRS 9 basis and for H117 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 25 to the Condensed Consolidated Interim Financial Statements.

H118 compared to H117

Profit before tax increased by £7m to £94m in H118 (H117: £87m). By income statement line, the movements were:

–	Net interest income increased 7%, driven by improved asset and liability margins.
–	Non-interest income was up £3m, with growth in asset restructuring fees, up 20%, digital and payment fees, up 16%, and international, up 7%, partially offset by a decline in rates management income.
–	Operating expenses before credit impairment losses, provisions and charges were up 24%, driven by investments in expansion and enhancements to improve our asset finance business and digital capability.
–	Credit impairment losses increased to £22m primarily due to a number of small charges, without material concentrations across sectors or portfolios in the period. The loan book continues to perform well and is supported by our prudent lending policy.
–	Provision releases for other liabilities and charges of £7m mainly due to a conduct provision release.

Customer balances

	30 June 2018 £bn	31 December 2017 £bn
Trading business	11.7	11.5
Commercial Real Estate(1)	7.3	7.9
Customer loans	19.0	19.4
Customer deposits	17.0	18.7
RWAs	19.3	19.4
(1)	Excludes Commercial Real Estate loans totalling £0.2bn to small business customers that are managed by Business banking in the Retail Banking business segment.

30 June 2018 compared to 31 December 2017

–	Customer loans were down at £19.0bn, with a managed reduction in CRE lending of £0.6bn, partially offset by £0.2bn growth in lending to non-property backed trading businesses.
–	Customer deposits were down £1.7bn, with management pricing actions and working capital use by customers.
–	RWAs were broadly flat, in line with customer loans.

Business volumes

	Half year to 30 June 2018	Half year to 30 June 2017
New facilities (£bn)	3.5	3.5
Bank account openings (No.)	1,640	1,620
Online banking (Connect) active users(1) (No.)	31,400	28,840
(1)	Online banking (Connect) active users include both business banking and Commercial Banking customers.

H118 compared to H117

–	We continue to attract new clients within our target sectors and deepen existing relationships. Our Relationship Managers are also building their portfolios by leveraging our comprehensive suite of products and services.
–	Active users of our corporate online banking platform ‘Connect’ continued to increase, up 9%, driven by enhancements to the online platform, and access to our international product suite.

40	Santander UK Group Holdings plc

> Income statement review

CORPORATE & INVESTMENT BANKING

As part of a rebrand across the Banco Santander group, Global Corporate Banking (the UK segment of Santander Global Corporate Banking) has been branded as Corporate & Investment Banking (CIB).

Corporate & Investment Banking services corporate clients with a turnover of £500m and above per annum and financial institutions. CIB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summarised income statement

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Net interest income	33	33
Non-interest income(1)	171	201
Total operating income	204	234
Operating expenses before credit impairment losses, provisions and charges	(150)	(145)
Credit impairment losses(2)	(18)	(9)
Provisions for other liabilities and charges	(2)	–
Total credit impairment losses, provisions and charges	(20)	(9)
Profit before tax for the period	34	80

(1)  Comprised of Net fee and commission income and Net trading and other income.

(2)  Credit impairment losses for H118 are calculated on an IFRS 9 basis and for H117 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 25 to the Condensed Consolidated Interim Financial Statements.

H118 compared to H117

Profit before tax decreased by £46m to £34m in H118 (H117: £80m). By income statement line, the movements were:

–	Net interest income was flat at £33m.
–	Non-interest income decreased to £171m, largely due to lower trading income.
–	Operating expenses before credit impairment losses, provisions and charges were up 3% predominantly due to higher regulatory costs and investment in business growth and digital enhancements.
–	Credit impairment losses increased to £18m, primarily due to a charge for a single CIB customer, which moved to non-performing in 2017 and was materially provided for in Q118, as well as a charge for a 2018 drawdown by Carillion plc. This was partially offset by some releases across portfolios due to customers moving from non-performing.
–	Provisions for other liabilities and charges remained at a very low level at £2m.

Customer balances

	30 June 2018 £bn	31 December 2017 £bn
Customer loans	5.5	6.0
Customer deposits	4.5	4.5
RWAs	13.5	16.5

30 June 2018 compared to 31 December 2017

–	Customer loans decreased to £5.5bn, largely due to a transfer of £0.7bn of customer assets from CIB to Banco Santander London Branch in June 2018, as part of our ring-fencing implementation, partially offset by normal lending growth.
–	Customer deposits were flat at £4.5bn.
–	RWAs decreased 18% to £13.5bn with the widening of the scope of our model for large corporates and a transfer of £0.7bn of customer assets to Banco Santander London Branch in June 2018. RWAs attributable to customer loans were £6.1bn (2017: £7.2bn).

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2018 Half Yearly Financial Report  |  Financial review

CORPORATE CENTRE

Corporate Centre predominantly consists of the non-core corporate and legacy treasury portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure, pension and strategic liquidity risk. To enable a more targeted and strategically aligned apportionment of capital and other resources, revenues and costs incurred in Corporate Centre are allocated to the three business segments. The non-core corporate and legacy treasury portfolios are being run-down and / or managed for value.

Summarised income statement

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Net interest income / (expense)	(13)	41
Non-interest income / (expense) (1)	(15)	53
Total operating income / (expense)	(28)	94
Operating expenses before credit impairment losses, provisions and charges	(35)	(43)
Credit impairment losses(2)	1	3
Provisions for other liabilities and charges	(5)	(2)
Total credit impairment releases/(losses), provisions and charges	(4)	1
Loss before tax for the period	(67)	52

(1)   Comprised of Net fee and commission income and Net trading and other income.

(2)  Credit impairment losses for H118 are calculated on an IFRS 9 basis and for H117 on an IAS 39 basis. For more on this change in methodology see the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 25 to the Condensed Consolidated Interim Financial Statements.

H118 compared to H117

Profit before tax decreased by £119m to a loss of £67m in H118 (H117: £52m profit). By income statement line, the movements were:

–	Net interest expense of £13m was impacted by the absence of the £39m accrued interest release in H117 and lower yields on non-core assets.
–	Non-interest expense was impacted by the absence of the £48m gain on sale of Vocalink Holdings Limited shareholdings and mark-to-market movements on asset portfolios in H117, partially offset by hedging inefficiencies.
–	Operating expenses before credit impairment losses, provisions and charges, represent regulatory compliance and project costs relating to Banking Reform of £28m as well as strategic investment in business transformation and growth initiatives.
–	Credit impairment releases were immaterial in the first half of the year.
–	Provisions for other liabilities and charges remained at a low level at £5m in the first half of the year.

Customer balances

	30 June 2018 £bn	31 December 2017 £bn
Non-core customer loans	5.2	5.9
– of which Social Housing	4.5	5.1
Customer deposits	3.5	3.4
RWAs	8.0	7.0

30 June 2018 compared to 31 December 2017

–	Non-core customer loans decreased £0.7bn, as we continue to implement our exit strategy from individual loans and leases.
–	Customer deposits remained broadly flat at £3.5bn.
–	RWAs were higher at £8.0bn, due to temporary increases relating to ring-fencing, partially offset by a reduction in non-core customer loans with low average risk-weights. RWAs attributable to non-core customer loans amounted to £0.9bn (2017: £1.0bn).
–	The structural hedge position at 30 June 2018 was c£89bn with an average duration of c2.2years. The majority of new mortgage flows were left un-hedged.

42	Santander UK Group Holdings plc

> Balance sheet review

Balance sheet review

SUMMARISED CONSOLIDATED BALANCE SHEET

	30 June 2018 £m	31 December 2017 £m
Assets
Cash and balances at central banks	21,342	32,771
Trading assets	19,158	30,555
Derivative financial instruments	3,871	19,942
Other financial assets at fair value through profit or loss	3,224	2,096
Loans and advances to banks(1)	2,892	3,466
Loans and advances to customers(1)	201,260	199,332
Reverse repurchase agreements- non trading(1)	13,611	2,614
Financial investments	20,986	17,611
Interest in other entities	80	73
Property, plant and equipment	1,705	1,598
Retirement benefit assets	868	449
Tax, intangibles and other assets	4,738	4,253
Assets held for sale	22,890	–
Total assets	316,625	314,760
Liabilities
Deposits by banks(1)	15,663	12,708
Deposits by customers(1)	173,395	176,919
Repurchase agreements- non trading(1)	17,447	1,578
Trading liabilities	8,375	31,109
Derivative financial instruments	1,680	17,613
Financial liabilities designated at fair value	1,238	2,315
Debt securities in issue	54,219	48,860
Subordinated liabilities	3,758	3,793
Retirement benefit obligations	108	286
Tax, other liabilities and provisions	3,521	3,377
Liabilities held for sale	20,658	–
Total liabilities	300,062	298,558
Equity
Total shareholders’ equity	16,150	15,801
Non-controlling interests	413	401
Total equity	16,563	16,202
Total liabilities and equity	316,625	314,760

(1)	From 1 January 2018, non-trading repurchase agreements and non-trading reverse repurchase agreements are now presented as separate lines in the balance sheet, as described in Note 1 to the Condensed Consolidated Interim Financial Statements.

A more detailed Consolidated Balance Sheet is contained in the Condensed Consolidated Interim Financial Statements.

As described in more detail below, and in Note 26 and Note 27 to the Condensed Consolidated Interim Financial Statements, the balances at 30 June 2018 exclude assets relating to our ring-fencing plans that have either transferred outside the Santander UK group, or whose transfer is considered highly probable at the balance sheet date and have therefore been reclassified as held for sale.

30 June 2018 compared to 31 December 2017

Assets

Cash and balances at central banks

Cash and balances at central banks decreased by 35% to £21,342m at 30 June 2018 (2017: £32,771m). This was mainly due to a decrease in securities sold under repurchase agreements as part of ongoing operational liquidity management activity which resulted in the mix of our eligible liquidity pool being weighted less towards cash.

Trading assets

Trading assets decreased by 37% to £19,158m at 30 June 2018 (2017: £30,555m). This reflected the running down of our trading business in the Santander UK group as the prohibited elements moved to Banco Santander London Branch as part of the transition to our ring-fencing model. It also reflected the reclassification of our gilt-edged market making business as held for sale, as part of our ring-fencing plans.

Derivative financial instruments - assets

Derivative assets decreased to £3,871m at 30 June 2018 (2017: £19,942m). This mainly related to transfers in H118 of the prohibited part of our derivatives business with financial institutions, as part of our ring-fencing plans, and held for sale reclassifications of balances transferred in July 2018.

Other financial assets at fair value through profit or loss

Other financial assets at fair value through profit or loss increased by 54% to £3,224m at 30 June 2018 (2017: £2,096m), mainly driven by an increase in securities purchased under resale agreements.

Loans and advances to customers

Loans and advances to customers increased by 1% to £201,260m at 30 June 2018 (2017: £199,332m), with strong lending growth of £2.3bn in mortgages, partially offset by decreases of £0.7bn in non-core loans. Lending to corporates decreased by £1.0bn with a managed reduction of £0.6bn in Commercial Real Estate and a transfer of £0.7bn of customer assets from CIB to Banco Santander London Branch in June 2018, as part of our ring-fencing implementation. Lending to trading business customers increased by £0.2bn.

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2018 Half Yearly Financial Report  |  Financial review

Reverse repurchase agreements - non trading

Non trading reverse repurchase agreements increased to £13,611m at 30 June 2018 (2017: £2,614m), which reflected the establishment of a liquidity risk management function within Santander UK plc, in line with the business model for managing these assets as part of our ring-fencing plans.

Financial investments

Financial Investments increased by 19% to £20,986m at 30 June 2018 (2017: £17,611m) primarily due to investments in Japanese government bonds and Eurobond senior debt securities. These were partially offset by balance sheet re-presentations on adoption of IFRS 9, including loans and receivables that were moved to other financial assets at fair value through profit or loss.

Retirement benefit assets

Retirement benefit assets increased by 93% to £868m at 30 June 2018 (2017: £449m). This reflected increased defined benefit pension scheme surpluses, mainly due to actuarial gains in H118 driven by widening credit spreads on the discount rate used to value scheme liabilities.

Assets held for sale

Assets held for sale of £22,890m at 30 June 2018 (2017: £nil) represent business transfers that management considered highly probable at the balance sheet date, following Court approval of our Ring Fencing Transfer Scheme at the Part VII Sanctions Hearing which took place on 11 and 12 June 2018. For more on our ring-fencing plans, see Notes 26 and 27 of the Condensed Consolidated Interim Financial Statements.

Liabilities

Deposits by banks

Deposits by banks increased by 23% to £15,663m at 30 June 2018 (2017: £12,708m), mainly due to an increase in the total drawdown outstanding from the TFS with the Bank of England.

Deposits by customers

Deposits by customers decreased by 2% to £173,395m at 30 June 2018 (2017: £176,919m), with management pricing actions driving a reduction in retail savings products, corporate deposits and other retail products. Deposits also decreased due to continued demand for higher interest rate retail products, and working capital use by corporate customers. This was only partially offset by an increase in personal current accounts.

Repurchase agreements - non trading

Non trading repurchase agreements increased to £17,447m (2017: £1,578m), which reflected the establishment of a liquidity risk management function within Santander UK plc, in line with the business model for managing these liabilities as part of our ring-fencing plans.

Trading liabilities

Trading liabilities decreased by 73% to £8,375m at 30 June 2018 (2017: £31,109m). This reflected the running down of our trading business in the Santander UK group as the prohibited elements moved to Banco Santander London Branch as part of the transition to our ring-fencing model. It also reflected the reclassification of our gilt-edged market making business as held for sale, as part of our ring-fencing plans.

Derivative financial instruments - liabilities

Derivative liabilities decreased to £1,680m at 30 June 2018 (2017: £17,613m). This mainly related to transfers of the prohibited part of our derivatives business with financial institutions as part of our ring-fencing plans, and held for sale reclassification of balances transferred in July 2018.

Financial liabilities designated at fair value

Financial liabilities designated at fair value through profit and loss decreased by 47% to £1,238m at 30 June 2018 (2017: £2,315m). This was due to debt security and structured deposit maturities exceeding issuances in H118.

Debt securities in issue

Debt securities in issue increased by 11% to £54,219m at 30 June 2018 (2017: £48,860m). Gross issuances, which exceeded maturities in the period, included £1.9bn of senior unsecured notes by the Company, £2.9bn of senior unsecured notes by our operating company Santander UK plc, £2.4bn of covered bonds and £1.0bn of securitisations.

Retirement benefit obligations

Retirement benefit obligations decreased to £108m at 30 June 2018 (2017: £286m). This reflected reduced defined benefit pension scheme deficits, mainly due to actuarial gains in H118 driven by widening credit spreads on the discount rate used to value scheme liabilities.

Liabilities held for sale

Liabilities held for sale of £20,658m at 30 June 2018 (2017: £nil) represent business transfers that management considered highly probable at the balance sheet date, following Court approval of our Ring Fencing Transfer Scheme at the Part VII Sanctions Hearing, which took place on 11 and 12 June 2018. For more on our ring-fencing plans, see Notes 26 and 27 of the Condensed Consolidated Interim Financial Statements.

Equity

Total shareholders’ equity

Total shareholders’ equity increased by 2% to £16,150m at 30 June 2018 (2017: £15,801m). The increase was mainly due to the profit for the period and actuarial gains on defined benefit pension schemes, partially offset by dividend payments.

44	Santander UK Group Holdings plc

> Balance sheet review

2018 business development highlights

Retail Banking

–	We continue to enhance the digital experience for our customers through the ongoing development of our digital capabilities, including the launch of a new mobile banking app in Q118, which offers enhanced device security and identification features. The new mobile app provides a modernised platform which allows us to add new functionality and features in the future. In April 2018 we became the first major UK high-street bank to offer Fitbit Pay and we also launched support for Garmin Pay in May 2018, allowing customers to link debit and credit cards to their fitness devices. We also introduced a Web Appointment Booking system in May 2018, enabling customers to book an appointment at a time and branch of their choice, which currently accounts for c5% of all branch appointments.
–	In April 2018, we launched ‘Santander One Pay FX’, a new blockchain-based international payments service. This was part of a Banco Santander initiative for retail customers across UK, Spain, Brazil and Poland. ‘Santander One Pay FX’ makes it possible for our customers to complete international transfers on the same day in many cases or by the next day. We will continue to enhance the new service and add more features in the coming months, including offering instant international payments in several markets, making it significantly faster than existing international payment services.
–	Servicing our customers’ needs remains at the core of our priorities, and H118 has seen us make improvements to the overall customer journey. We launched an overdraft alert auto-registration facility to notify customers who enter an unarranged overdraft, allowing them to manage their accounts better and reduce the number of days overdrawn. In May 2018, we re-launched our First Time Buyer mortgage proposition, which includes 5% deposit mortgages with no product fees, gifted deposits (allowing family members to gift deposit) and exclusive products for Help to Buy ISA savings customers.
–	Our wealth management strategy continues to focus on expanding our multi-channel proposition to make investments accessible for our customers through our growing online platform, the Investment Hub, which now serves over 235,000 customers (+12% from H117). We are also providing affordable high quality investment advice with the recent launch of a new lower cost face-to-face advice service for customers with straightforward investment needs.
–	We continued to make improvements to our banking services for smaller SME customers by growing the Santander Business franchise. We support the international growth aspirations of UK SMEs, providing access to Santander technology for payments, introduction and guidance on using our trade platform and knowledge sharing webinars. We provide ongoing support to start-up businesses and in H118 have opened 39,600 business banking accounts, and have continued to build our SME franchise and have attracted 1,400 full service banking relationships and offered over £400m of credit approved facilities.

Commercial Banking

–	Our Growth Capital Team continues to provide high growth SME’s with innovative funding solutions to support investment and help accelerate the development of our clients’ business. Since inception, we have supported over 130 businesses and lent almost £600m, and we will soon surpass the milestone of completing 200 deals as part of the programme.
–	In recent years we have made significant investment to allow us to provide a fuller banking service to our corporate and commercial customers and we are now focused on leveraging this to help meet our customers’ financial needs.
–	We are also building primacy banking customer relationships with a growing number of international trade initiatives, which complements existing services like the Santander Trade Club. We have expanded our Trade Club to include 11 international banking groups which will provide global access for our customers to find new counterparts to trade with.
–	We are developing these initiatives in collaboration with Banco Santander SA and key strategic partners to leverage global expertise and contacts to help our customers grow their businesses.
–	We have established trade corridors to connect our UK customers, helping UK businesses to establish the necessary contacts and local support services to open up new markets and successfully grow trade overseas.

Corporate & Investment Banking

–	Global Corporate Banking has been rebranded as Corporate & Investment Banking to reflect the transformation the business has undergone over the past year. Our strategy has been developed, with teams strengthened to supplement the business proposition, and key opportunities to serve our customers with our unique proposition identified.
–	We also made progress in rolling out our client management service to all our customers, to simplify the client on-boarding process and improve customer experience. Furthermore, we embedded our operational risk framework in Santander London Branch in preparation for ring-fencing.

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2018 Half Yearly Financial Report  |  Financial statements

Financial statements

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Independent Review Report

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2018 Half Yearly Financial Report  |  Financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Income Statement (unaudited)

For the half year to 30 June 2018 and the half year to 30 June 2017

	Notes	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Interest and similar income		3,001	2,977
Interest expense and similar charges		(1,190)	(1,055)
Net interest income		1,811	1,922
Fee and commission income		584	609
Fee and commission expense		(204)	(200)
Net fee and commission income		380	409
Net trading and other income	3	121	182
Total operating income		2,312	2,513
Operating expenses before credit impairment losses, provisions and charges	4	(1,285)	(1,216)
Credit impairment losses	5	(91)	(48)
Provisions for other liabilities and charges	5	(33)	(186)
Total credit impairment losses, provisions and charges		(124)	(234)
Profit before tax		903	1,063
Tax on profit	6	(256)	(323)
Profit after tax for the period		647	740
Attributable to:
Equity holders of the parent		618	711
Non-controlling interests		29	29
Profit after tax for the period		647	740

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

48	Santander UK Group Holdings plc

> Primary financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income (unaudited)

For the half year to 30 June 2018 and the half year to 30 June 2017

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Profit after tax for the period	647	740
Other comprehensive income:
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities:
– Change in fair value		72
– Income statement transfers		(48)
– Taxation		(5)
		19
Movement in fair value reserve (debt instruments):
– Change in fair value	(94)
– Income statement transfers	67
– Taxation	6
	(21)
Cash flow hedges:
– Effective portion of changes in fair value	84	(48)
– Income statement transfers	(190)	(124)
– Taxation	21	48
	(85)	(124)
Net other comprehensive income that may be reclassified to profit or loss subsequently	(106)	(105)
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
– Change in fair value	529	79
– Taxation	(132)	(20)
	397	59
Own credit adjustment:
– Change in fair value	(31)	(23)
– Taxation	8	6
	(23)	(17)
Net other comprehensive income that will not be reclassified to profit or loss subsequently	374	42
Total other comprehensive income for the period net of tax	268	(63)
Total comprehensive income for the period	915	677

Attributable to:
Equity holders of the parent	885	647
Non-controlling interests	30	30
Total comprehensive income for the period	915	677

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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2018 Half Yearly Financial Report  |  Financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Balance Sheet (unaudited)

At 30 June 2018 and 31 December 2017

	Notes	30 June 2018 £m	31 December 2017 £m
Assets
Cash and balances at central banks		21,342	32,771
Trading assets	8	19,158	30,555
Derivative financial instruments	9	3,871	19,942
Other financial assets at fair value through profit or loss		3,224	2,096
Loans and advances to banks(1)	10	2,892	3,466
Loans and advances to customers(1)	11	201,260	199,332
Reverse repurchase agreements – non trading(1)		13,611	2,614
Financial investments	13	20,986	17,611
Interests in other entities	14	80	73
Intangible assets		1,783	1,742
Property, plant and equipment		1,705	1,598
Current tax assets		47	–
Retirement benefit assets	20	868	449
Other assets		2,908	2,511
Assets held for sale	27	22,890	–
Total assets		316,625	314,760
Liabilities
Deposits by banks(1)	15	15,663	12,708
Deposits by customers(1)	16	173,395	176,919
Repurchase agreements – non trading(1)		17,447	1,578
Trading liabilities	17	8,375	31,109
Derivative financial instruments	9	1,680	17,613
Financial liabilities designated at fair value		1,238	2,315
Debt securities in issue	18	54,219	48,860
Subordinated liabilities		3,758	3,793
Other liabilities		2,857	2,728
Provisions	19	504	558
Current tax liabilities		–	3
Deferred tax liabilities		160	88
Retirement benefit obligations	20	108	286
Liabilities held for sale	27	20,658	–
Total liabilities		300,062	298,558
Equity
Share capital		7,060	7,060
Other equity instruments		2,041	2,041
Retained earnings		6,859	6,399
Other reserves		190	301
Total shareholders’ equity		16,150	15,801
Non-controlling interests		413	401
Total equity		16,563	16,202
Total liabilities and equity		316,625	314,760

(1)	From 1 January 2018, non-trading repurchase agreements and non-trading reverse repurchase agreements are now presented as separate lines in the balance sheet, as described in Note 1.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

50	Santander UK Group Holdings plc

> Primary financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Cash Flow Statement (unaudited)

For the half year to 30 June 2018 and the half year to 30 June 2017

	Notes	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Cash flows from operating activities
Profit after tax for the period		647	740

Adjustments for:
Non-cash items included in profit		201	673
Change in operating assets		(2,643)	(1,442)
Change in operating liabilities		(3,061)	4,107
Corporation taxes paid		(236)	(233)
Effects of exchange rate differences		583	(132)
Net cash flows from operating activities		(4,509)	3,713
Cash flows from investing activities
Investments in other entities	14	(66)	–
Purchase of property, plant and equipment and intangible assets		(350)	(217)
Proceeds from sale of property, plant and equipment and intangible assets		13	24
Purchase of financial investments		(5,047)	(419)
Proceeds from sale and redemption of financial investments		1,301	1,186
Net cash flows from investing activities		(4,149)	574
Cash flows from financing activities
Issue of AT1 Capital Securities		–	500
Issuance costs of AT1 Capital Securities		–	(4)
Issue of debt securities and subordinated notes		8,352	3,576
Issuance costs of debt securities and subordinated notes		(18)	(9)
Repayment of debt securities and subordinated notes		(4,601)	(6,418)
Dividends paid on ordinary shares	7	(250)	(276)
Dividends paid on other equity instruments		(73)	(63)
Dividends paid on non-controlling interests		(18)	(18)
Net cash flows from financing activities		3,392	(2,712)
Change in cash and cash equivalents		(5,266)	1,575
Cash and cash equivalents at beginning of the period		42,229	25,709
Effects of exchange rate changes on cash and cash equivalents		206	(254)
Cash and cash equivalents at the end of the period		37,169	27,030

Cash and cash equivalents consist of:
Cash and balances at central banks		21,342	18,255
Less: regulatory minimum cash balances		(631)	(380)
		20,711	17,875
Net trading other cash equivalents		2,591	6,775
Net non-trading other cash equivalents		13,867	2,380
Cash and cash equivalents at the end of the period		37,169	27,030

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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2018 Half Yearly Financial Report  |  Financial statements

Condensed Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity (unaudited)

For the half year to 30 June 2018 and the half year to 30 June 2017

	Share capital £m	Other equity instruments £m	Other reserves						Non- controlling interests £m	Total £m
			Available- for-sale £m	Fair value reserve £m	Cash flow hedging £m	Currency translation £m	Retained earnings(1) £m	Total £m
At 31 December 2017	7,060	2,041	68		228	5	6,399	15,801	401	16,202
Adjustment for the adoption of IFRS 9 (see Note 1)	–	–	(68)	63	–	–	(187)	(192)	–	(192)
At 1 January 2018	7,060	2,041		63	228	5	6,212	15,609	401	16,010
Profit after tax	–	–		–	–	–	618	618	29	647
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	–	–		(21)	–	–	–	(21)	–	(21)
– Cash flow hedges	–	–		–	(85)	–	–	(85)	–	(85)
– Pension remeasurement	–	–		–	–	–	396	396	1	397
– Own credit adjustment	–	–		–	–	–	(23)	(23)	–	(23)
Total comprehensive income	–	–		(21)	(85)	–	991	885	30	915
Other	–	–		–	–	–	(45)	(45)	–	(45)
Dividends on ordinary shares	–	–		–	–	–	(250)	(250)	–	(250)
Dividends on other equity instruments	–	–		–	–	–	(73)	(73)	–	(73)
Dividends on non-controlling interests	–	–		–	–	–	–	–	(18)	(18)
Tax on non-controlling interests and other equity instruments	–	–		–	–	–	24	24	–	24
At 30 June 2018	7,060	2,041		42	143	5	6,859	16,150	413	16,563

At 1 January 2017	7,060	1,545	48		471	5	5,925	15,054	399	15,453
Profit after tax	–	–	–		–	–	711	711	29	740
Other comprehensive income, net of tax:
– Available-for-sale securities	–	–	19		–	–	–	19	–	19
– Cash flow hedges	–	–	–		(124)	–	–	(124)	–	(124)
– Pension remeasurement	–	–	–		–	–	58	58	1	59
– Own credit adjustment	–	–	–		–	–	(17)	(17)	–	(17)
Total comprehensive income	–	–	19		(124)	–	752	647	30	677
Issue of AT1 Capital Securities	–	496	–		–	–	–	496	–	496
Dividends on ordinary shares	–	–	–		–	–	(323)	(323)	–	(323)
Dividends on other equity instruments	–	–	–		–	–	(63)	(63)	–	(63)
Dividends on non-controlling interests	–	–	–		–	–	–	–	(18)	(18)
Tax on non-controlling interests and other equity instruments	–	–	–		–	–	26	26	–	26
At 30 June 2017	7,060	2,041	67		347	5	6,317	15,837	411	16,248

(1)

Restated to reflect the change in accounting policy relating to business combinations between entities under common control, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

52	Santander UK Group Holdings plc

> Notes to the financial statements

1. ACCOUNTING POLICIES

The financial information in these Condensed Consolidated Interim Financial Statements does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the year ended 31 December 2017 have been delivered to the Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) of the UK Companies Act 2006.

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (IASB) and adopted by the European Union, and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of the Santander UK group for the year ended 31 December 2017 which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Those Consolidated Financial Statements were also prepared in accordance with International Financial Reporting Standards as issued by the IASB including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The Santander UK group has also complied with its legal obligation to comply with IFRS as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

In preparing the Condensed Consolidated Interim Financial Statements management makes judgements, estimates and assumptions which impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Because of the inherent uncertainty in making estimates, actual results reported in future periods may differ. Management continually evaluates the judgements, estimates and assumptions applied, including expectations of future events that are believed to be reasonable under the circumstances.

Except as noted below, the same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK group’s 2017 Annual Report.

IFRS 5 Non-current Assets Held for Sale

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell, with the exception of financial instruments which remain governed by the requirements of IFRS 9, and are held at their IFRS 9 carrying value. For details of the disposal of assets and liabilities in connection with Banking Reform see Notes 26 and 27.

Recent accounting developments

On 1 January 2018, the Santander UK group adopted IFRS 9 ‘Financial Instruments’ (IFRS 9) and IFRS 15 ‘Revenue from Contracts with Customers’ (IFRS 15). The new/revised accounting policies are set out below. The Santander UK group has decided to continue adopting IAS 39 hedge accounting and consequently there have been no changes to the hedge accounting policies and practices set out in the 2017 Annual Report following the adoption of IFRS 9.

The impact of applying IFRS 9 is disclosed in Note 25(i). The accounting policy changes for IFRS 9, set out in section (i) below, have been applied from 1 January 2018. Comparatives have not been restated. As a result of the change from IAS 39 to IFRS 9, some disclosures presented in respect of certain financial assets are not comparable because their classification may have changed between the two standards. This means that some IFRS 9 disclosures are not directly comparable and some disclosures that relate to information presented on an IAS 39 basis are no longer relevant in the current period.

The application of IFRS 15 had no material impact on the Santander UK group as there were no significant changes in the recognition of in scope income. The accounting policy changes for IFRS 15 are set out in section (ii) below.

As explained in Note 25(i), the classification and measurement changes to financial assets that arose on adoption of IFRS 9 have been aligned to the presentation in the balance sheet as:

–	Loans and receivables amounting to £1,071m and available-for-sale financial assets amounting to £110m that would otherwise be measured at amortised cost or FVOCI but which do not have SPPI characteristics are mandatorily measured at FVTPL and were moved from financial investments to other financial assets at FVTPL.
–	Social housing loans amounting to £977m were reclassified to amortised cost on adoption of IFRS 9 and, consequently, were moved from other financial assets at FVTPL to loans and advances to customers.
–	£19m and £180m of other loans and receivables held within hold to collect and sell business models were moved from trading assets and loans and advances to customers respectively, to financial investments, due to their reclassification to FVOCI on adoption of IFRS 9.
–	The balance sheet category for ‘Financial assets designated at fair value’ has been changed to ‘Other financial assets at fair value through profit or loss’.

In addition, non-trading repurchase agreements and non-trading reverse repurchase agreements are now presented as separate lines in the balance sheet. Previously, non-trading reverse repurchase agreements were included in ‘Loans and advances to banks’ and ‘Loans and advances to customers’, and non-trading repurchase agreements were included in ‘Deposits by banks’ and ‘Deposits by customers’. The new presentation, which is considered to be more relevant to an understanding of our financial position, was adopted with effect from 1 January 2018, and comparatives are re-presented accordingly.

i) IFRS 9 accounting policy changes

Interest income and expense

Interest income on financial assets that are classified as amortised cost, investments in debt instruments measured at fair value through other comprehensive income (FVOCI) and interest expense on financial liabilities other than those at fair value through profit or loss (FVTPL) is determined using the effective interest rate method.

The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the gross carrying amount of the financial asset (i.e. its amortised cost before any impairment allowance) or to the amortised cost of a financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding expected credit losses (ECLs). The calculation includes all amounts paid or received by the Santander UK group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts.

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2018 Half Yearly Financial Report  |  Financial statements

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ‘stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision).

Interest income on assets classified as amortised cost, investments in debt instruments measured at FVOCI, interest expense on liabilities classified at amortised cost, and interest income and expense on hedging derivatives are recognised in ‘Interest and similar income’ and ‘Interest expense and similar charges’ in the income statement, as appropriate.

Financial instruments

a) Initial recognition and measurement

Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an ECL allowance is recognised for financial assets measured at amortised cost and investments in debt instruments measured at FVOCI.

A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned. Regular way purchases of financial assets classified as amortised cost, issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way purchases and issues are recognised on trade date.

b) Financial assets and liabilities

i) Classification and subsequent measurement

From 1 January 2018, the Santander UK group has applied IFRS 9 Financial Instruments and classifies its financial assets in the following measurement categories:

–	Amortised cost;
–	FVOCI;
–	FVTPL.

Financial assets and financial liabilities are classified as FVTPL where they are mandatorily held at FVTPL or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are mandatorily held at FVTPL include:

–	Financial assets and financial liabilities held for trading (see below);
–	Debt instruments that would otherwise be measured at amortised cost or FVOCI but which do not have solely payments of principal and interest (SPPI) characteristics; and
–	Equity instruments that have not been designated as held at FVOCI.

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred principally for the purpose of selling or repurchasing in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.

In certain circumstances financial assets and financial liabilities other than those that are held for trading are designated at FVTPL where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on a different basis, where the assets or liabilities are managed and their performance evaluated on a fair value basis or, in the case of financial liabilities, where it contains one or more embedded derivatives which are not closely related to the host contract.

The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

a) Financial assets: debt instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans and government and corporate bonds.

Classification and subsequent measurement of debt instruments depend on the Santander UK group’s business model for managing the asset, and the cash flow characteristics of the asset.

Business model

The business model reflects how the Santander UK group manages the assets in order to generate cash flows and, specifically, whether the Santander UK group’s objective is solely to collect the contractual cash flows from the assets or is to collect both the contractual cash flows and cash flows arising from the sale of assets. If neither of these is applicable, such as where the financial assets are held for trading purposes, then the financial assets are classified as part of ‘Other’ business model and measured at FVTPL. Factors considered by the Santander UK group in determining the business model for a group of assets include past experience on how the cash flows for these assets were collected, how the assets’ performance is evaluated and reported to key management personnel and how risks are assessed and managed.

SPPI

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Santander UK group assesses whether the assets’ cash flows represent SPPI. In making this assessment, the Santander UK group considers whether the contractual cash flows are consistent with a basic lending arrangement (i.e. interest includes only consideration for the time value of money, credit risk, other basic lending risks and a profit margin that is consistent with a basic lending arrangement). Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related asset is classified and measured at FVTPL.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Based on these factors, the Santander UK group classifies its debt instruments into one of the following three measurement categories:

–	Amortised cost – Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortised cost. The carrying amount of these assets is adjusted by any ECL recognised and measured as presented in Note 25. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When the group revises the estimates of future cash flows, the carrying amount of the respective financial assets or financial liability is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.

54	Santander UK Group Holdings plc

> Notes to the financial statements

–	FVOCI – Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent SPPI, and that are not designated at FVTPL, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses on the instrument’s amortised cost which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Net trading and other income’. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method.
–	FVTPL – Financial assets that do not meet the criteria for amortised cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognised in profit or loss and presented in the income statement in ‘Net trading and other income’ in the period in which it arises.

The Santander UK group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first reporting period following the change. Such changes are expected to be very infrequent.

b) Financial assets: equity instruments

Equity instruments are instruments that meet the definition of equity from the issuer’s perspective being instruments that do not contain a contractual obligation to pay cash and that evidence a residual interest in the issuer’s net assets. The Santander UK group subsequently measures all equity investments at FVTPL, except where management has elected, at initial recognition, to irrevocably designate an equity investment at FVOCI. When this election is used, fair value gains and losses are recognised in OCI and are not subsequently reclassified to profit or loss, including on disposal. ECLs (and reversal of ECLs) are not reported separately from other changes in fair value. Dividends, when representing a return on such investments, continue to be recognised in profit or loss as other income when Santander UK group’s right to receive payments is established. Gains and losses on equity investments at FVTPL are included in the ‘Net trading and other income’ line in the income statement.

c) Financial liabilities

Financial liabilities are classified as subsequently measured at amortised cost, except for:

–	Financial liabilities at fair value through profit or loss: this classification is applied to derivatives, financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability);
–	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, whereby a financial liability is recognised for the consideration received for the transfer. In subsequent periods, the Santander UK group recognises any expense incurred on the financial liability; and
–	Financial guarantee contracts and loan commitments.

ii)	Impairment of debt instrument financial assets

The Santander UK group assesses on a forward-looking basis the ECL associated with its debt instrument assets carried at amortised cost and FVOCI and with the exposure arising from financial guarantee contracts and loan commitments. The Santander UK group recognises a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

-	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
-	The time value of money; and
-	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Further details of how ECL is calculated are provided in the Credit Risk section of the Risk review.

iii)	Modifications of financial assets

The treatment of a renegotiation or modification of the contractual cash flows of a financial asset depends upon whether the renegotiation or modification is done for commercial reasons or because of financial difficulties of the borrower.

–	Contractual modifications for commercial reasons: such modifications are treated as a new transaction resulting in the derecognition of the original financial asset, and the recognition of a “new” financial asset. Any difference between the carrying amount of the derecognised asset and the fair value of the new asset is recognised in the income statement as a gain or loss on derecognition.
–	Contractual modifications due to financial difficulties of the borrower: where Santander UK modifies the contractual conditions to enable the borrower to fulfil their payment obligations, the asset is not derecognised. The gross carrying amount of the financial asset is recalculated as the present value of the renegotiated/modified contractual cash flows that are discounted at the financial asset’s original EIR and any gain or loss arising from the modification is recognised in the income statement.

Other contractual modifications are assessed on a case-by-case basis to establish whether or not the financial asset should be derecognised.

iv) Derecognition other than on a modification

Financial assets are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred its contractual right to receive the cash flows from the assets and either: (1) substantially all the risks and rewards of ownership have been transferred; or (2) the Santander UK group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control.

Financial liabilities are derecognised when extinguished, cancelled or expired.

c) Financial guarantee contracts and loan commitments

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and others on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of:

–	The amount of the loss allowance; and
–	The premium received on initial recognition less income recognised in accordance with the principles of IFRS 15.

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Loan commitments are measured as the amount of the loss allowance. The Santander UK group has not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.

For financial guarantee contracts and loan commitments, the loss allowance is recognised as a provision and charged to credit impairment losses in the income statement. The loss allowance in respect of any revolving facilities is shown as part of loans and advances to customers to the extent of any drawn balances with only the excess recognised as a provision.

ii) IFRS 15 accounting policy changes

Revenue recognition: fee and commission income and expense

Fees and commissions that are not an integral part of the effective interest rate are recognised when the service is performed. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.

For insurance products, fee and commission income consists principally of commissions and profit share arising from the sale of building and contents insurance and life protection insurance. Commissions arising from the sale of buildings and contents insurance are recognised over the period of insurance cover, adjusted to take account of cancelled policies. Profit share income from the sale of buildings and contents insurance which is not subject to any adjustment is recognised when the profit share income is earned. Commissions and profit share arising from the sale of life protection insurance is subject to adjustment for cancellations of policies within 3 years from inception.

Fee and commission income which forms an integral part of the effective interest rate of a financial instrument (e.g. certain loan commitment fees) is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

Future accounting developments

IFRS 16 ‘Leases’ (IFRS 16) – In January 2016, the IASB issued IFRS 16. The standard is effective for annual periods beginning on or after 1 January 2019. Earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure for both lessees and lessors. For lessee accounting, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. For lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements from the existing leasing standard (IAS 17) and a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently. At the date of publication of these Condensed Consolidated Interim Financial Statements the impact of the standard is currently being assessed and it is not yet practicable to quantify the effect of IFRS 16 on these Condensed Consolidated Financial Statements. Details of existing operating lease commitments in respect of leases where the Santander UK group is lessee and that are likely to come on the balance sheet under IFRS 16 are set out in Note 29 to the 2017 Annual Report.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Santander UK group has adequate resources to continue in operational existence for at least twelve months from the date that the balance sheet is signed. Having reassessed the principal risks and uncertainties, the Directors consider it appropriate to adopt the ‘going concern’ basis of accounting in preparing the Condensed Consolidated Interim Financial Statements.

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The introduction of IFRS 9 has given rise to areas of significant management judgement in respect of the ECL impairment methodology and these are explained further below. There have been no other significant changes in the basis upon which estimates and judgements have been determined compared to that applied in the 2017 Annual Report.

Credit impairment losses – ECL impairment methodology

The following estimates and judgements in connection with the application of the ECL impairment methodology are highly susceptible to change from period to period as assumptions are made to calculate the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.

–	Forward-looking multiple economic scenarios: we use five scenarios, consisting of a central base case, two upside scenarios and two downside scenarios except for our CIB portfolio, where we use a central base case and a single upside and downside scenario. For CIB portfolios, we consider these scenarios sufficient to account for any non-linear relationships. For non-CIB portfolios, we create our macroeconomic scenarios by imposing the chosen paths for GDP on the Oxford Economic model in order to generate other macroeconomic variables, such as House Price Index (HPI) and unemployment rates.
–	Probability weights: in determining our initial scenario probability weightings, we award the highest weight to the base case, whilst the extreme scenarios typically attract lower weights than the more moderate ones. In addition, due to the current economic position and policy concerns evidenced by the PRA and Financial Policy Committee (FPC), and due to political concerns we have applied a higher weighting to the downside scenarios.
–	Significant increase in credit risk: a combination of quantitative (both absolute and relative), qualitative and backstop criteria are employed to determine exposures that are considered significantly credit deteriorated since initial recognition and which are subject to assessment for lifetime ECL measurement.
–	Post Model Adjustments: these relate to adjustments which we deem necessary because of identified model limitations – most notably those that have arisen due to challenges in obtaining historical data. We expect these to gradually become redundant as we build up sufficient comparative data over future reporting periods.

56	Santander UK Group Holdings plc

> Notes to the financial statements

2. SEGMENTS

The Santander UK group’s business is managed and reported on the basis of the following segments: Retail Banking, Commercial Banking, Corporate & Investment Banking (formerly branded as Global Corporate Banking) and Corporate Centre. The segments are strategic business units that offer different products and services. They are managed separately because each business has different customers and requires different technology and marketing strategies. There has been no change to the descriptions of these segments and segmental accounting as set out in Note 2 to the Consolidated Financial Statements in the 2017 Annual Report.

Half year to 30 June 2018	Retail Banking £m	Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	1,587	204	33	(13)	1,811
Non-interest income/(expense)	305	40	171	(15)	501
Total operating income/(expense)	1,892	244	204	(28)	2,312
Operating expenses before credit impairment losses, provisions and charges	(965)	(135)	(150)	(35)	(1,285)
Credit impairment (losses)/releases	(52)	(22)	(18)	1	(91)
Provisions for other liabilities and charges	(33)	7	(2)	(5)	(33)
Total credit impairment losses, provisions and charges	(85)	(15)	(20)	(4)	(124)
Profit/(loss) before tax	842	94	34	(67)	903

Revenue from external customers	2,170	319	233	(410)	2,312
Inter-segment revenue	(278)	(75)	(29)	382	–
Total operating income/(expense)	1,892	244	204	(28)	2,312

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
- Current account and debit card fees	311	13	14	–	338
- Insurance, protection and investments	46	–	–	–	46
- Credit cards	45	–	–	–	45
- Non-banking and other fees(2)	73	28	49	5	155
Total fee and commission income(3)	475	41	63	5	584

Total assets(4)	177,374	19,028	55,482	64,741	316,625
Of which assets held for sale	–	–	22,890	–	22,890
Total liabilities	148,846	17,064	49,884	84,268	300,062
Of which liabilities held for sale	–	–	20,658	–	20,658
Half year to 30 June 2017(5)	Retail Banking £m	Commercial Banking £m	Corporate & Investment Banking £m	Corporate Centre £m	Total £m
Net interest income	1,657	191	33	41	1,922
Non-interest income	300	37	201	53	591
Total operating income	1,957	228	234	94	2,513
Operating expenses before credit impairment losses, provisions and charges	(919)	(109)	(145)	(43)	(1,216)
Credit impairment (losses)/releases	(39)	(3)	(9)	3	(48)
Provisions for other liabilities and charges	(155)	(29)	–	(2)	(186)
Total credit impairment losses, provisions and (charges)/releases	(194)	(32)	(9)	1	(234)
Profit before tax	844	87	80	52	1,063

Revenue from external customers	2,272	318	279	(356)	2,513
Inter-segment revenue	(315)	(90)	(45)	450	–
Total operating income	1,957	228	234	94	2,513

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
- Current account and debit card fees	330	14	13	–	357
- Insurance, protection and investments	48	–	–	–	48
- Credit cards	44	–	–	–	44
- Non-banking and other fees(2)	65	30	65	–	160
Total fee and commission income(3)	487	44	78	–	609

31 December 2017
Total assets(4)	174,524	19,391	51,078	69,767	314,760
Total liabilities	150,847	18,697	45,603	83,411	298,558

(1)	The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.

(2)	Non-banking and other fees include mortgages, consumer finance, commitment commission, asset finance, invoice finance and trade finance
(3)

The majority of fee and commission income is recognised at a point in time. Certain commitment, upfront and management fees are recognised over time but are not material. Insurance commissions and associated income are recognised over time in accordance with the accounting policy described in Note 1 to these Condensed Consolidated Interim Financial Statements.

(4)	Includes customer loans, net of impairment loss allowances.
(5)	Restated on the same basis as described in Note 2 to the Consolidated Financial Statements in the 2017 Annual Report.

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3. NET TRADING AND OTHER INCOME

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Net trading and other income	121	182

In December 2017, Santander UK exercised its option to call the £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities. These were fully redeemed on 9 February 2018. In September 2017, as part of a capital management exercise, we purchased and redeemed 91% of the 7.375% 20 Year Step-up perpetual callable subordinated notes. These had no significant impact on the income statement.

4. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Staff costs	693	567
Other administration expenses	411	493
Depreciation, amortisation and impairment	181	156
	1,285	1,216

5. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Credit Impairment losses:
Loans and advances to customers (See Note 11)	102	76
Recoveries of loans and advances, net of collection costs (See Note 11)	(21)	(28)
Off-balance sheet credit exposures (See Note 19)	10
	91	48
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 19)	33	181
Provisions for residual value and voluntary termination (See Note 11)	–	5
	33	186
	124	234

The new credit impairment loss allowance requirements introduced by IFRS 9 mandated a change from recognising impairment losses on an incurred loss basis (as reflected in H117) to an expected credit loss (ECL) basis (as reflected in H118). For more details on this change in methodology, refer to the IFRS 9 accounting policy changes in Note 1 and the IFRS 9 transition disclosures in Note 25. There were no material credit impairment losses on loans and advances to banks and financial investments.

6. TAXATION

	Half year to 30 June 2018 £m	Half year to 30 June 2017 £m
Profit before tax	903	1,063
Tax calculated at a tax rate of 19% (H117: 19.25%)	172	205
Bank surcharge on profits	64	77
Non-deductible preference dividends paid	5	5
Non-deductible UK Bank Levy	13	18
Non-deductible conduct remediation	(2)	16
Net disallowable items and non-taxable income	10	12
Adjustment to prior period provisions	(6)	(10)
Tax charge	256	323

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax for the year of 28.3% (H117: 30.4%). The standard rate of UK corporation tax was 27% for banking entities and 19% for non-banking entities (2017: 27.25% for banking entities and 19.25% for non-banking entities) following the introduction of an 8% surcharge which is applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance (No.2) Act 2015 introduced reductions in the corporation tax rate from 20% to 19% in 2017 and 18% by 2020. The Finance Act 2016, which was substantively enacted on 6 September 2016, introduced a further reduction in the standard rate of corporation tax rate to 17% from 2020. The effects of the changes in tax rates are included in the deferred tax balances at both 30 June 2018 and 31 December 2017.

58	Santander UK Group Holdings plc

> Notes to the financial statements

7. DIVIDENDS ON ORDINARY SHARES

An interim dividend of £250m was declared and paid on 29 June 2018 on the Company’s ordinary shares in issue (H117: £323m).

8. TRADING ASSETS

	30 June 2018 £m	31 December 2017 £m
Securities purchased under resale agreements	3,740	8,870
Debt securities	–	5,156
Equity securities	8,264	9,662
Cash collateral associated with trading balances	7,082	6,156
Short-term loans	72	711
	19,158	30,555

Balances at 30 June 2018 exclude assets relating to our ring-fencing plans that have either transferred outside the Santander UK group, or whose transfer is considered highly probable at the balance sheet date and have therefore been reclassified as held for sale. For more details see Note 26 and Note 27.

9. DERIVATIVE FINANCIAL INSTRUMENTS

			30 June 2018			31 December 2017
		Fair value			Fair value
	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Derivatives held for trading:
Exchange rate contracts	9,481	406	334	144,160	2,559	4,130
Interest rate contracts	74,965	515	211	863,151	11,612	11,140
Equity and credit contracts	12,792	799	446	19,814	888	693
Total derivatives held for trading	97,238	1,720	991	1,027,125	15,059	15,963

Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	3,339	332	–	2,641	312	6
Interest rate contracts	70,066	7	423	59,610	1,272	1,470
Equity derivative contracts	–	–	–	16	–	4
	73,405	339	423	62,267	1,584	1,480
Designated as cash flow hedges:
Exchange rate contracts	27,603	1,691	87	23,117	3,206	55
Interest rate contracts	23,992	121	177	12,884	84	115
Equity derivative contracts	50	–	2	26	9	–
	51,645	1,812	266	36,027	3,299	170
Total derivatives held for hedging	125,050	2,151	689	98,294	4,883	1,650
Total derivative financial instruments	222,288	3,871	1,680	1,125,419	19,942	17,613

Balances at 30 June 2018 exclude assets that have transferred, or will transfer, outside the Santander UK group as part of our ring-fencing plans, including those reclassified as held for sale. For more details see Note 26 and Note 27.

10. LOANS AND ADVANCES TO BANKS

	30 June 2018 £m	31 December 2017 £m
Loans and advances to banks	2,892	3,466

Balances at 30 June 2018 exclude assets relating to our ring-fencing plans that have either transferred outside the Santander UK group, or whose transfer is considered highly probable at the balance sheet date and have therefore been reclassified as held for sale. For more details see Note 26 and Note 27.

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11. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2018 £m	31 December 2017 £m
Loans and advances to customers	200,781	199,151
Amounts due from fellow Banco Santander subsidiaries and joint ventures	1,344	1,199
Loans and advances to customers	202,125	200,350
Credit impairment loss allowances on loans and advances to customers	(792)	(940)
Residual value and voluntary termination provisions	(73)	(78)
Net loans and advances to customers	201,260	199,332

Balances at 30 June 2018 exclude assets relating to our ring-fencing plans that have either transferred outside the Santander UK group, or whose transfer is considered highly probable at the balance sheet date and have therefore been reclassified as held for sale. For more details see Note 26 and Note 27.

Movement in credit impairment loss allowances on loans and advances:

	Loans secured on residential properties £m	Corporate loans £m	Finance leases £m	Other unsecured loans £m	Total £m
At 31 December 2017	225	490	46	179	940
Adjustment for the adoption of IFRS 9 (see Note 1)	47	99	11	54	211
Re-allocation of ECL on undrawn exposures(2)	(3)	(25)	–	(22)	(50)
At 1 January 2018	269	564	57	211	1,101
(Release)/charge to the income statement	(13)	24	17	74	102
Write-offs and other items(1)	(7)	(318)	(15)	(71)	(411)
At 30 June 2018	249	270	59	214	792

Recoveries, net of collection costs	1	1	3	16	21

At 1 January 2017	279	382	45	215	921
(Release)/charge to the income statement	(18)	12	17	65	76
Write-offs and other items(1)	(10)	(38)	(16)	(69)	(133)
At 30 June 2017	251	356	46	211	864

Recoveries, net of collection costs	2	1	4	21	28

(1)	Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Impairment of financial assets’ in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report. Mortgage write-offs including this effect were £8m (H117: £11m).
(2)	This relates to ECL on undrawn exposures following the adoption of a methodology to enable its separate identification from ECL on drawn exposures.

60	Santander UK Group Holdings plc

> Notes to the financial statements

12. SECURITISATIONS AND COVERED BONDS

a) Securitisations

The gross assets securitised at 30 June 2018 and 31 December 2017 under the structures described below were:

	Gross assets securitised
	30 June 2018 £m	31 December 2017 £m
Master trust structures:
– Holmes	3,788	4,299
– Fosse	5,167	5,732
– Langton	3,433	3,893
	12,388	13,924
Other securitisation structures:
– Motor	1,146	1,318
– Auto ABS UK Loans	1,480	1,498
	2,626	2,816
Total	15,014	16,740

i) Master trust structures

Holmes

During the period, there were £1.0bn of external issuances from Holmes Master Issuer plc (H117: £nil) and no external redemptions of mortgage-backed securities (H117: £0.7bn equivalent).

Fosse

During the period, there were no external issuances from Fosse Master Issuer plc (H117: £nil). External mortgage-backed notes totalling £0.4bn (H117: £0.7bn) equivalent were redeemed during the period.

Langton

During the period, there were no external issuances from the Langton issuing companies (H117: £nil) and no external redemptions of mortgage-backed notes (H117: £nil).

ii) Other securitisation structures

Motor

During the period, there were no external issuances from the Motor issuing companies (H117: £nil) and no external redemptions of asset-backed notes (H117: £0.2bn equivalent).

Auto ABS UK Loans

During the period, there were no external issuances from Auto ABS UK Loans (H117: £0.5bn) and no external redemptions of asset-backed notes (H117: £0.7bn).

b) Covered bonds

During the period, there were £2.4bn of external issuances from the covered bond programme (H117: £1.0bn). External mortgage-backed notes totalling £1.9bn (H117: £1.8bn) equivalent were redeemed during the period.

13. FINANCIAL INVESTMENTS

	30 June 2018 £m	31 December 2017 £m
Amortised cost:
– Asset backed securities	761	2,180
– Debt securities(1)	6,544	6,578
	7,305	8,758
FVOCI:
– Debt securities	13,506
– Loans and advances to customers(2)	175
	13,681
Available-for-sale:
– Debt securities		8,772
– Equity securities		81
		8,853
	20,986	17,611

(1)	These securities were previously classified as held-to-maturity investments under IAS 39. See Note 25.
(2)	These comprise other loans and receivables held within hold to collect and sell business models that were moved from trading assets and loans and advances to customers at amortised cost, to financial investments, due to their reclassification to FVOCI on adoption of IFRS 9.

Balances at 30 June 2018 exclude assets relating to our ring-fencing plans that have either transferred outside the Santander UK group, or whose transfer is considered highly probable at the balance sheet date and have therefore been reclassified as held for sale. For more details see Note 26 and Note 27.

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14. INTERESTS IN OTHER ENTITIES

The Santander UK group has interests in subsidiaries, associates, joint ventures and unconsolidated structured entities, as set out in Note 19 to the Consolidated Financial Statements in the 2017 Annual Report.

The unconsolidated structured entities include Abbey National Capital Trust I and Abbey National Capital LP I, which are 100% owned finance subsidiaries (as defined in Regulation S-X under the US Securities Act 1933, as amended) of Santander UK plc. On 7 February 2000, Abbey National Capital Trust I issued US$1bn of 8.963% Non-cumulative Trust Preferred Securities, which have been registered under the US Securities Act of 1933, as amended. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of trust preferred securities issued by Abbey National Capital Trust I. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Santander UK plc. The terms of the securities do not include any significant restrictions on the ability of Santander UK plc to obtain funds, by dividend or loan, from any subsidiary.

On 1 January 2018, Santander UK plc acquired 100% of the share capital of Santander UK Operations Ltd (formerly Geoban UK Ltd, a subsidiary of Geoban SA) and Santander UK Technology Ltd (formerly Isban UK Ltd, a subsidiary of Ingenieria De Software Bancario SL), for a final cash consideration of £66m. Immediately prior to this, the UK business of Produban Servicios Informaticos Generales SL was acquired by Santander UK Technology Ltd for a final cash consideration of £13m. These acquisitions will enable the Santander UK group to be more customer-centric by having greater business alignment and end-to-end control of IT and operations. These business combinations have brought these UK technology service companies under the direct ownership and control of the Santander UK group. The number of full time employees transferred equated to c. 4,900 employees. This will enable us to be more responsive, and therefore, more customer-centric, and help ensure greater business alignment by being organised internally in the best way to enable us to truly achieve our vision to be a digitally enabled bank.

15. DEPOSITS BY BANKS

	30 June 2018 £m	31 December 2017 £m
Items in the course of transmission	326	303
Deposits held as collateral	2,408	1,760
Other deposits(1)	12,929	10,645
	15,663	12,708
(1)	Includes drawdown from the Term Funding Scheme of £10.8bn (2017: £8.5bn).

16. DEPOSITS BY CUSTOMERS

	30 June 2018 £m	31 December 2017 £m
Current and demand accounts – interest-bearing	86,646	85,778
– non-interest-bearing	2	2
Savings accounts(1)	67,817	70,461
Time deposits	18,395	19,951
Amounts due to fellow Banco Santander subsidiaries	535	727
	173,395	176,919
(1)	Includes equity index-linked deposits of £1,232m (2017: £1,301m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £1,232m and £44m (2017: £1,301m and £67m) respectively.

17. TRADING LIABILITIES

	30 June 2018 £m	31 December 2017 £m
Securities sold under repurchase agreements	5,612	25,504
Short positions in securities and unsettled trades	190	3,694
Cash collateral associated with trading balances	2,573	1,911
	8,375	31,109

Balances at 30 June 2018 exclude liabilities relating to our ring-fencing plans that have either transferred outside the Santander UK group, or whose transfer is considered highly probable at the balance sheet date and have therefore been reclassified as held for sale. For more details see Note 26 and Note 27.

62	Santander UK Group Holdings plc

> Notes to the financial statements

18. DEBT SECURITIES IN ISSUE

	30 June 2018 £m	31 December 2017 £m
Medium-term notes	30,165	24,229
Covered bond programme	16,017	15,799
Certificates of deposit	3,304	4,681
Credit Linked Notes	43	43
Securitisation programmes	4,690	4,108
	54,219	48,860

19. PROVISIONS

	Conduct remediation
	PPI £m	Wealth and Investment £m	Other products £m	Regulatory- related £m	Vacant property £m	Other(1) £m	Total £m
At 31 December 2017	356	3	44	57	39	59	558
Re-allocation of ECL on undrawn exposures	–	–	–	–	–	50(2)	50
At 1 January 2018	356	3	44	57	39	109	608
Additional provisions	–	–	–	–	11	64	75
Provisions released	–	(3)	(11)	(4)	–	(14)	(32)
Utilisation	(55)	–	(2)	(37)	(7)	(46)	(147)
At 30 June 2018	301	–	31	16	43	113	504

At 1 January 2017	457	22	14	96	47	64	700
Additional provisions	69	–	35	2	6	69	181
Utilisation	(121)	(27)	(2)	(53)	(5)	(87)	(295)
Transfers	–	9	–	–	–	–	9
At 30 June 2017	405	4	47	45	48	46	595

(1)	At 30 June 2018 this included £53m (2017: £59m) in respect of operational loss and operational risk provisions, restructuring charges and litigation and related expenses. It also included £60m in respect of credit impairment losses for off balance sheet exposures relating to guarantees given to third parties and undrawn loan commitments. See Note 5 for details of the income statement charge.
(2)	This relates to ECL on loan commitments following the adoption of a methodology to enable its separate identification from ECL on drawn exposures.

Conduct remediation

The table below sets out the key drivers of the provision balance and forecast assumptions used in calculating the PPI provision, as well as the sensitivity of the provision to changes in the assumptions. It reflects a balanced view across all retail products and portfolios and includes redress for Plevin-related claims.

	Cumulative to 30 June 2018	Future expected	Sensitivity analysis increase/decrease in provision
Inbound complaints(1) (‘000)	1,858	436	25 = £12.3m
Outbound contact (‘000)	488	292	25 = £5.4m
Response rate to outbound contact	55%	90%	1% = £1.0m
Average uphold rate per claim(2)	44%	72%	1% = £2.7m
Average redress per claim(3)	£1,363	£537	£100 = £50.5m

(1)	Includes all claims received regardless of whether we expect to make a payment; i.e. regardless of the likelihood of the Santander UK group incurring a liability. Excludes claims where the complainant has not held a PPI policy.
(2)	Claims include inbound and responses to outbound contact.
(3)	The future expected average redress per claim is lower than the cumulative average to date due to the inclusion of Plevin cases in the provision, as well as a shift in the complaint mix to a greater proportion of storecards, which typically held lower average balances.

30 June 2018 compared to 31 December 2017

The remaining provision for PPI redress and related costs was £301m (2017: £356m), in line with our assumptions and claims experience. However, we will continue to monitor our provision levels, and take account of the impact of any further change in claims received.

The remaining other conduct provision was £31m (2017: £47m), primarily relating to the sale of interest rate derivatives, following an ongoing review regarding regulatory classification of certain customers potentially eligible for redress. Following further analysis of the impacted population, management has assessed the provision requirements resulting in a release of £11m in H118.

Other

Other provisions increased in H118 due to the inclusion of expected credit losses for off balance sheet exposures relating to guarantees given to third parties and undrawn loan commitments, following the adoption of IFRS 9. In addition there was a charge of £58m principally relating to additional operational risk losses and restructuring charges.

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20. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	30 June 2018 £m	31 December 2017 £m
Assets/(liabilities)
Funded defined benefit pension scheme – surplus	868	449
Funded defined benefit pension scheme – deficit	(69)	(245)
Unfunded defined benefit pension scheme	(39)	(41)
Total net assets	760	163

a) Defined contribution pension plans

An expense of £23m (H117: £27m) was recognised for defined contribution plans in the period and is included in staff costs classified within operating expenses, see Note 4. None of this amount was recognised in respect of key management personnel for H118 and H117.

b) Defined benefit pension schemes

The total amount charged to the income statement was £22m (H117: £23m).

Movements in the present value of defined benefit obligations and fair value of scheme assets were as follows:

	30 June 2018		30 June 2017
	Present value of defined benefit obligations £m	Fair value of scheme assets £m	Present value of defined benefit obligations £m	Fair value of scheme assets £m
At 1 January	(11,583)	11,746	(11,082)	11,218
Income statement (charge) / income	(167)	145	(182)	156
Contributions paid	–	90	–	91
Recognised in other comprehensive income:
– Return on plan assets (excluding amounts included in net interest expense)	–	(72)	–	85
– Actuarial movements arising from experience adjustments	(39)	–	11	–
– Actuarial movements arising from changes in financial assumptions	640	–	(17)	–
Benefits paid	221	(221)	191	(191)
At 30 June	(10,928)	11,688	(11,079)	11,359

Actuarial assumptions

There have been no significant changes to the methods for setting the principal actuarial assumptions used as set out in Note 28 to the Consolidated Financial Statements in the 2017 Annual Report. Actuarial movements arising from changes in financial assumptions of £640m were mainly due to actuarial gains in H118 driven by widening credit spreads on the discount rate used to value scheme liabilities.

21. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2018 £m	31 December 2017 £m
Guarantees given to third parties	1,666	1,557
Formal standby facilities, credit lines and other commitments	40,425	41,942
	42,091	43,499

At 30 June 2018, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 19 for further details.

Other legal actions and regulatory matters

Santander UK engages in discussion, and co-operates, with the FCA, PRA and other bodies in their supervision of Santander UK, including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products and services. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability. It is not currently practicable to estimate the possible financial effect of these matters.

In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made.

Note 19 details our provisions including those in relation to PPI. In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is in its early stages. There are factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the resolution of the matter including timing or the significance of the possible impact. The PPI provision includes our best estimate of Santander UK’s liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial.

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> Notes to the financial statements

22. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

Securitisations and covered bonds

As described in Note 16 to the Consolidated Financial Statements in the 2017 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 30 June 2018, there were £35,253m (2017: £36,512m) of gross assets in these secured programmes, £502m (2017: £1,091m) of these related to internally retained issuances and were available for creating collateral which could in the future be used for liquidity purposes.

At 30 June 2018, total notes issued externally from secured programmes (securitisations and covered bonds) increased to £20,707m (2017: £19,907m), including gross issuance of £3,375m (H117: £1,000m) and redemptions of £2,318m (H117: £3,538m). At 30 June 2018, a total of £4,006m (2017: £4,359m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £1,834m at 30 June 2018 (2017: £1,834m), or for creating collateral which could in the future be used for liquidity purposes.

23. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

At 31 December 2017, the Santander UK group categorised assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as described in Note 37(a) to the Consolidated Financial Statements in the 2017 Annual Report. With effect from 1 January 2018, the Santander UK group applied the IFRS 9 classification and measurement requirements as described in Notes 1 and 25 to these Condensed Consolidated Interim Financial Statements.

b) Fair values of financial instruments carried at amortised cost

The following table analyses the fair value of the financial instruments carried at amortised cost at 30 June 2018 and 31 December 2017. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 37(c) to the Consolidated Financial Statements in the 2017 Annual Report.

	30 June2018		31 December 2017
	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m
Assets
Loans and advances to banks	2,871	2,892	3,454	3,466
Loans and advances to customers	203,888	201,260	201,659	199,332
Reverse repurchase agreements- non trading	13,616	13,611	2,612	2,614
Financial investments	7,121	7,305	8,646	8,758
Assets held for sale(1)	955	953	–	–
	228,451	226,021	216,371	214,170
Liabilities
Deposits by banks	15,675	15,663	12,721	12,708
Deposits by customers	173,500	173,395	177,000	176,919
Repurchase agreements- non trading	17,504	17,447	1,648	1,578
Debt securities in issue	55,353	54,219	50,641	48,860
Subordinated liabilities	4,110	3,758	4,373	3,793
Liabilities held for sale(1)	23	23	–	–
	266,165	264,505	246,383	243,858
(1)	Assets and liabilities classified as held for sale are measured in accordance with IFRS 9; any assets and liabilities held for sale which are measured at fair value are included in the fair value table in section (c) below.

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c) Fair values of financial instruments measured at fair value

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2018 and 31 December 2017, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

		30 June 2018				31 December 2017
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Valuation technique
Assets
Trading assets	Securities purchased under resale agreements	–	3,740	–	3,740	–	8,870	–	8,870	A
	Debt securities	–	–	–	–	5,156	–	–	5,156	–
	Equity securities	8,264	–	–	8,264	9,662	–	–	9,662	–
	Cash collateral	–	7,082	–	7,082	–	6,156	–	6,156	A
	Short-term loans	35	37	–	72	656	55	–	711	A
		8,299	10,859	–	19,158	15,474	15,081	–	30,555
Derivative financial instruments	Exchange rate contracts	–	2,427	2	2,429	–	6,061	16	6,077	A
	Interest rate contracts	–	643	–	643	–	12,956	12	12,968	A & C
	Equity and credit contracts	–	739	60	799	–	861	36	897	B & D
		–	3,809	62	3,871	–	19,878	64	19,942
Other financial assets at fair value through profit or loss	Loans and advances to customers	–	2,030	71	2,101	–	1,485	64	1,549	A
	Debt securities	189	685	153	1,027	184	187	176	547	A & B
	Equity securities	19	–	77	96					B
		208	2,715	301	3,224	184	1,672	240	2,096
Financial investments	FVOCI – debt securities	12,807	699	–	13,506					D
	FVOCI – loans and advances to customers	–	–	175	175					D
	Available-for-sale – debt securities					8,770	2	–	8,772	C
	Available-for-sale – equity securities					19	9	53	81	B
		12,807	699	175	13,681	8,789	11	53	8,853
Assets held for sale(1)		1,963	19,903	71	21,937	–	–	–	–	A, B, C & D
		1,963	19,903	71	21,937	–	–	–	–
Total assets at fair value		23,277	37,985	609	61,871	24,447	36,642	357	61,446

Liabilities
Trading liabilities	Securities sold repurchase agreements	–	5,612	–	5,612	–	25,504	–	25,504	A
	Short positions in securities and unsettled trades	190	–	–	190	3,694	–	–	3,694	–
	Cash collateral	–	2,573	–	2,573	–	1,911	–	1,911	A
		190	8,185	–	8,375	3,694	27,415	–	31,109
Derivative financial instruments	Exchange rate contracts	–	421	–	421	–	4,176	15	4,191	A
	Interest rate contracts	–	811	–	811	–	12,720	5	12,725	A & C
	Equity and credit contracts	–	410	38	448	1	653	43	697	B & D
		–	1,642	38	1,680	1	17,549	63	17,613
Financial liabilities designated at fair value	Debt securities in issue	–	1,089	6	1,095	–	1,629	6	1,635	A
	Structured deposits	–	143	–	143	–	680	–	680	A
		–	1,232	6	1,238	–	2,309	6	2,315
Liabilities held for sale(1)		1,842	18,792	1	20,635	–	–	–	–	A, B, C & D
		1,842	18,792	1	20,635	–	–	–	–
Total liabilities at fair value		2,032	29,851	45	31,928	3,695	47,273	69	51,037

(1)	Includes assets and liabilities held for sale which are measured at fair value.

Transfers between levels of the fair value hierarchy

During H118, there were no significant transfers of financial instruments between Levels 1, 2 and 3 in the fair value hierarchy. There were no transfers during 2017 as disclosed in Note 37(d) to the Consolidated Financial Statements in the 2017 Annual Report.

d) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments are disclosed in Note 37(e) to the Consolidated Financial Statements in the 2017 Annual Report. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during H118.

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> Notes to the financial statements

e) Fair value adjustments

The internal models incorporate assumptions that the Santander UK group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Santander UK group considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model. The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Corporate & Investment Banking. The magnitude and types of fair value adjustment adopted by Corporate & Investment Banking are listed in the following table:

	30 June 2018 £m	31 December 2017 £m
Risk-related:
– Bid-offer and trade specific adjustments	27	34
– Uncertainty	37	43
– Credit risk adjustment	19	36
– Funding fair value adjustment	9	6
	92	119
Model-related	9	8
Day One profit	–	1
	101	128

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For further details, see the ‘Risk-related adjustments’ section in Note 37 (f) to the Consolidated Financial Statements in the 2017 Annual Report.

f) Internal models based on information other than market data (Level 3)

Valuation techniques

There have been no significant changes to the valuation techniques as set out in Note 37(i) to the Consolidated Financial Statements in the 2017 Annual Report, except as follows. The changes to the classification and measurement of financial assets on transition to IFRS 9 as set out in Note 25 resulted in some loans and advances to customers, primarily consisting of utilities and shipping counterparties, being reclassified from amortised cost to FVTPL and/or FVOCI. These included loans classified as Level 3 and with a fair value of £285m at 1 January 2018. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads. Loan specific credit data is unobservable, so a proxy population is applied based on industry sector and credit rating.

The following table shows the movement in the period of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets					Liabilities
	Derivatives £m	Other financial assets at fair value through profit or loss £m	Financial investments £m	Assets held for sale £m	Total £m	Derivatives £m	Financial liabilities designated at fair value £m	Liabilities held for sale £m	Total £m
At 31 December 2017	64	240	53	–	357	(63)	(6)	–	(69)
Adjustment for the adoption of IFRS 9	–	139	146	–	285	–	–	–	–
At 1 January 2018	64	379	199	–	642	(63)	(6)	–	(69)
Total (losses)/gains recognised in profit or loss:
– Fair value movements	26	(5)	(4)	–	17	4	–	–	4
– Foreign exchange and other movements	(5)	–	–	–	(5)	5	–	–	5
Transfers in	–	19	–	–	19	–	–	–	–
Transfer to held for sale	(2)	(69)	–	71	–	1	–	(1)	–
Additions	–	–	17	–	17	–	–	–	–
Sales	–	(23)	–	–	(23)	–	–	–	–
Settlements	(21)	–	(37)	–	(58)	15	–	–	15
At 30 June 2018	62	301	175	71	609	(38)	(6)	(1)	(45)

(Losses)/gains recognised in profit or loss on assets and liabilities held at the end of the period	21	(5)	(4)	–	12	9	–	–	9

At 1 January 2017	103	264	32	–	399	(74)	(6)	–	(80)
Total (losses)/gains recognised in profit or loss:
– Fair value movements	6	(9)	–	–	(3)	(7)	–	–	(7)
– Foreign exchange and other movements	(5)	–	–	–	(5)	5	–	–	5
Gains recognised in other comprehensive income	–	–	9	–	9	–	–	–	–
Sales	–	(3)	–	–	(3)	–	–	–	–
Settlements	(9)	–	–	–	(9)	7	–	–	7
At 30 June 2017	95	252	41	–	388	(69)	(6)	–	(75)

Gains/(losses) recognised in profit or loss on assets and liabilities held at the end of the period	1	(9)	–	–	(8)	(2)	–	–	(2)

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)

Other than as described above, there has been no significant change to the unobservable inputs and sensitivities used in Level 3 fair values as set out in Note 37(i) to the Consolidated Financial Statements in the 2017 Annual Report.

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24. RELATED PARTY DISCLOSURES

Related party transactions in H118 were made in the ordinary course of business, except those carried out with Banco Santander SA as part of our ring-fencing plans, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 28 to the Consolidated Financial Statements in the 2017 Annual Report.

At 30 June 2018, amounts owed by related parties increased to £14,499m (2017: £5,675m) and amounts owed to related parties increased to £14,230m (2017: £6,096m) principally due to the transfer of third party derivative balances to Banco Santander SA as part of our ring-fencing plans. In addition, and following Court approval of our Ring-Fence Transfer Scheme on 11 and 12 June 2018, there were further business transfers to the Banco Santander SA group in July 2018. For more on this, see Note 26 and Note 27.

25. TRANSITION TO IFRS 9

i) IAS 39 to IFRS 9 reconciliations

Statutory balance sheet reconciliation under IAS 39 and IFRS 9

The measurement categories and carrying amounts of financial assets determined in accordance with IAS 39 and IFRS 9 are compared below, illustrating a total net assets decrease of £192m as a result of the application of IFRS 9:

	IAS 39				IFRS 9
Assets	Measurement category	Carrying amount (31 December 2017) £m	Reclassifications(1) £m	Remeasurement(2) £m	Measurement category	Carrying amount (1 January 2018) £m	Re-presentation(3) £m	IFRS 9 Balance Sheet (1 January 2018) £m
Cash and balances with central banks	Loans & receivables	32,771	–	–	Amortised cost	32,771	–	32,771
Trading assets	FVTPL	30,536	–	–	FVTPL (Mandatory)	30,536	–	30,536
	FVTPL	19	–	–	FVOCI	19	(19)	–
		30,555	–	–		30,555	(19)	30,536
Derivative financial instruments	FVTPL (Trading)	19,942	–	–	FVTPL (Mandatory)	19,942	–	19,942
Financial assets designated at fair value(4)	FVTPL (Designated)	1,022	(45)	–	Amortised cost	977	(977)	–
	FVTPL (Designated)	836	–	–	FVTPL (Designated)	836	–	836
	FVTPL (Designated)	238	–	–	FVTPL (Mandatory)	238	1,181	1,419
		2,096	(45)	–		2,051	204	2,255
Loans and advances to banks	Loans & receivables	3,466	–	–	Amortised cost	3,466	–	3,466
Loans and advances to customers(5)	Loans & receivables	199,210	–	(211)	Amortised cost	198,999	977	199,976
	Loans & receivables	181	(1)	–	FVOCI	180	(180)	–
	Loans & receivables	91	–	–	FVTPL (Mandatory)	91	(91)	–
		199,482	(1)	(211)		199,270	706	199,976
Reverse repurchase agreements – non-trading	Loans & receivables	2,464	–	–	Amortised cost	2,464		2,464
Financial investments	Loans & receivables	1,198	–	–	Amortised cost	1,198	–	1,198
	Loans & receivables	982	(2)	–	FVTPL (Mandatory)	980	(980)	–
	Available-for-sale financial assets	8,743	–	–	FVOCI	8,743	199	8,942
	Available-for-sale financial assets	29	–	–	FVTPL (Mandatory)	29	(29)	–
	Held-to-maturity investments	6,578	–	–	Amortised cost	6,578	–	6,578
	Available-for-sale financial assets	81	–	–	FVTPL (Mandatory)	81	(81)	–
		17,611	(2)	–		17,609	(891)	16,718
Other assets	Other assets	6,373	(1)	–	Other assets	6,372	–	6,372
Total assets (pre-deferred tax asset)(6)		314,760	(49)	(211)		314,500	–	314,500

(1)	This column captures the gross (pre-tax) impact on assets resulting from facilities impacted by the IFRS 9 classification and measurement rules.
(2)

This column captures the gross (pre-tax) impact of facilities that had an incurred loss under IAS 39, and now have an ECL under IFRS 9; and facilities that have been reclassified from a non-amortised cost basis to an amortised cost basis. There is no loss allowance movement attributable to held-to-maturity investments or available-for-sale financial assets reclassified to amortised cost.

(3)

This column captures the balance sheet category re-presentations resulting from the adoption of IFRS 9. Loans and receivables amounting to £1,071m and available-for-sale financial assets amounting to £110m that would otherwise be measured at amortised cost or FVOCI but which do not have SPPI characteristics are mandatorily measured at FVTPL and were moved from financial investments to other financial assets at FVTPL. Social housing loans amounting to £977m were reclassified to amortised cost on adoption of IFRS 9 and, consequently, were moved from other financial assets at FVTPL to loans and advances to customers. £19m and £180m of other loans and receivables held within hold to collect and sell business models were moved from trading assets and loans and advances to customers respectively, to financial investments, due to their reclassification to FVOCI on adoption of IFRS 9.

(4)	The balance sheet category for ‘Financial assets designated at fair value’ has been changed to ‘Other financial assets at fair value through profit or loss’ following the adoption of IFRS 9.
(5)

Of the £211m of increase in loss allowance, £6m relates to ECL on financial guarantee contracts, which for presentation purposes have been aggregated in the assets section. See loss allowance reconciliation table below.

(6)

The impact of transition to IFRS 9 gives rise to a deferred tax asset of £68m, of which £14m is attributable to Reclassifications, and £54m to Remeasurement. This deferred tax asset will be offset against our deferred tax liabilities.

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> Notes to the financial statements

Loss allowance reconciliation (on adoption of IFRS 9)

	Loss allowance under IAS 39/ provisions under IAS 37 (31 December 2017) £m	Reclassifications £m	Re-measurement £m	Loss allowance under IFRS 9 (1 January 2018) £m
Loans & receivables (IAS 39)/Financial assets at amortised cost (IFRS 9)(1)
Loans and advances to customers	940	–	205	1,145
Provisions for off-balance sheet exposures (IAS 37/IFRS 9)(2)
Financial guarantees	–	–	6	6
Total	940	–	211	1,151

(1)

For financial instruments subject to incurred loss assessment under IAS 39, and amortised cost under IFRS 9. There are no loss allowance movements attributable to held-to-maturity investments or available-for-sale financial assets reclassified to amortised cost.

(2)	The ECL for off-balance sheet commitments which are both identifiable from ECL on total exposures, and for which were previously within the scope of IAS 37 and now within the scope of IFRS 9.

Reserves and retained earnings

Impact at 1 January 2018 £m
Closing retained earnings and reserves under IAS 39	6,700

Other reserves
Closing balance under IAS 39(1)	301
Reclassification of investment securities (debt and equity) from AFS to FVTPL(2)	(5)
Opening balance under IFRS 9(3)	296

Retained earnings
Closing balance under IAS 39	6,399
Reclassification under IFRS 9	(44)
Recognition of expected credit losses under IFRS 9(4)	(211)
Deferred tax asset	68
Opening balance under IFRS 9	6,212

Opening retained earnings and reserves under IFRS 9	6,508
(1)

Other reserves consists of the following components under IAS 39: £68m of available-for-sale reserve, £228m of cash flow hedging reserve, and £5m of foreign currency translation reserves. The available-for-sale reserve becomes the fair value reserve under IFRS 9.

(2)

Consists of loans and receivables which have transferred to FVOCI, and equity instruments which have transferred from available-for-sale financial assets to non-trading financial assets held mandatorily at FVTPL.

(3)	Other reserves consists of the following components under IFRS 9: £63m of fair value reserve, £228m of cash flow hedging reserve, and £5m of foreign currency translation reserves.
(4)

The recognition of expected credit losses under IFRS 9 at 1 January 2018 has been disclosed in detail in Santander UK Group Holdings plc‘s ‘Transition to IFRS 9’ document published on 28 February 2018.

ii) IFRS 9 areas of significant management judgement

Classification and measurement

IFRS 9 requires that all financial assets are subsequently measured at AC, FVOCI or FVTPL based on the business model for managing the financial assets and their contractual cash flow characteristics. The business model assessment is an area of significant judgement as it depends upon facts and circumstances and the intentions of an entity in relation to particular investments.

ECL impairment methodology

We have made a number of management judgements around subjective elements and inputs in order to implement ECL capabilities in the organisation. Some of these judgements pertain to decisions made throughout the design and build of ECL methodology, and others to the application of ECL methodology. Whilst only the latter category will be subject to periodic monitoring and review at subsequent reporting intervals, all of these judgements – to varying degrees – give rise to inherent measurement uncertainty in our reportable ECL.

The main design and build judgements, subject to ad-hoc review, are

-	The definition of default: for IFRS 9 purposes, we use the same default criteria as for the regulatory capital models, or a similar definition if not an IRB portfolio;
-

SICR – PD at origination: where we have experienced limitations on the availability of origination data, we have made certain proxy assumptions. In these cases, we make adjustments to the PD at the proxy origination date to account for the possibility of the PD already being increased since the actual origination. We consider such adjustments immaterial;

-

Lifetime periods: to mitigate the computational overhead of running all portfolios out to their natural lifetime, we apply restrictions to certain portfolios with a high volume of accounts (e.g. mortgages and overdrafts on bank accounts). The life of each facility type is the point when the monthly increase in ECL becomes zero or de minimis; and

-

Effective Interest Rate (EIR): for the majority of our portfolios, the income recognition EIRs that are calculated under IAS 39 are used as the discount factor in the IFRS 9 ECL calculations. Retail EIRs are based on behavioural cash flows, whereas corporate EIRs use contractual cash flows with an adjustment factor to take account of prepayments.

The main application judgements are included in the ‘Critical accounting policies and areas of significant management judgement’ section, in the ‘Accounting policies’.

We will further assess our measurement uncertainty and sensitivity to changes in economic credit conditions throughout the course of 2018, and anticipate providing our expected inherent quantitative impacts of such management judgements in our 2018 Annual Report. The form and content of such disclosure will be guided by the outcomes of the PRA Taskforce on Disclosures about ECL in which we participate.

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26. RING-FENCING

We have made significant progress in the implementation of our ring-fence structure this year ahead of the 1 January 2019 ring-fencing legislation deadline.

Our model ensures minimal customer disruption and maintains longer-term flexibility. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc, our principal ring-fenced bank. Prohibited businesses which cannot be transacted within the ring-fence include our derivatives business with financial institutions and certain corporates and elements of our short-term markets business, and will be transferred to Banco Santander London Branch or Banco Santander. A small amount of residual activity or businesses which, for legal or operational reasons cannot remain inside the ring-fence and cannot be transferred, will remain in the Santander UK group, outside the ring-fence bank. This includes legacy contracts, the employee Sharesave scheme and offshore deposits.

Our transition to a ‘wide’ ring-fence structure to serve our retail, commercial and corporate customers is now approaching completion following the achievement of several major milestones. We received Court approval of our Ring-Fence Transfer Scheme at the Part VII Sanctions Hearing, which took place on 11 and 12 June 2018.

In June 2018, we transferred customer loans totalling £0.7bn from CIB to Banco Santander London Branch. The remaining transfers to Banco Santander London Branch or Banco Santander were completed in July 2018. Furthermore, planned novations were finalised before the Part VII migrations, and short-term funding activity has now been transferred to Santander UK plc from Abbey National Treasury Services plc.

27. ASSETS AND LIABILITIES HELD FOR SALE

Following Court approval of our Ring-Fence Transfer Scheme on 11 and 12 June 2018, management considered the related business transfers to be highly probable at 30 June 2018. As such, the Santander UK group reclassified the following assets and liabilities as held for sale:

–

The prohibited business of Abbey National Treasury Services plc, save for a small pool of residual assets, which mainly included our derivatives business with financial institutions, certain corporates and our gilt-edged market making business. These were transferred to the Banco Santander SA group in July 2018.

At 30 June 2018 these assets and liabilities comprised:

Net assets held for sale £m
Assets
Trading assets	1,967
Derivative financial instruments	19,661
Other financial assets at fair value through profit and loss	309
Loans and advances to banks	27
Loans and advances to customers	748
Reverse repurchase agreements- non trading	74
Financial investments	104
Total assets held for sale	22,890
Liabilities
Deposits by banks	23
Trading liabilities	1,842
Derivative financial instruments	18,793
Total liabilities held for sale	20,658
Net assets held for sale	2,232

These business transfers have been, or will be, made for a cash consideration equivalent to the book value of the associated assets and liabilities, which represents a fair value for the Santander UK group. Costs to sell are expected to be immaterial.

28. EVENTS AFTER THE BALANCE SHEET DATE

In July 2018, as part of our ring-fencing plans, the Santander UK group transferred all of the assets and liabilities classified as held for sale at 30 June 2018 to the Banco Santander group. For more details, see Note 27.

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Shareholder information

Contents
Forward-looking statements	72
Selected financial data	72
Glossary	74

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Forward-looking statements

The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2017 Annual Report. Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2017) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the non-exhaustive list of important factors in the 2017 Annual Report. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Selected financial data

SELECTED STATISTICAL INFORMATION

	30 June 2018%	31 December 2017%
Capital ratios:
CET1 capital ratio	12.7	12.2
Total capital ratio	18.1	17.8
Equity to assets ratio(1)	4.41	4.35
Ratio of earnings to fixed charges:(2)
– Excluding interest on retail deposits	254	293
– Including interest on retail deposits	174	185
Profitability ratios:
Return on assets(3)	0.41	0.40
Return on ordinary shareholders’ equity(4)	9.1	8.9
Dividend payout ratio(5)	n/a	46
Cost-to-income ratio(6)	56	51
Non-performing loans ratio(7)	1.25	1.42
Loan-to-deposit ratio(8)	117	113

(1)	Average ordinary shareholders’ equity divided by average total assets. Average balances are based on monthly data.
(2)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit from continuing operations before tax and before adjustment for non-controlling interests plus fixed charges. Fixed charges consist of interest expense, including the amortisation of discounts and premiums on debt securities in issue and related capitalised expenses and including or excluding interest on retail deposit as appropriate.
(3)	Profit after tax divided by average total assets. Average balances are based on monthly data.
(4)	Profit after tax divided by average ordinary shareholders’ equity.
(5)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.
(6)	Total operating expenses before credit impairment losses, provisions and charges divided by total operating income.
(7)	Non-performing loans as a percentage of customer assets.
(8)	Loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Alternative Performance Measures (APMs)

This Half Yearly Financial Report includes certain financial measures which are not accounting measures within the scope of IFRS. Management reviews APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations. APMs are presented to identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting.

APMs are not accounting measures within the scope of IFRS. These measures show historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures, as outlined below in compliance with European Securities and Markets Authority (ESMA) guidelines. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

1. Adjusted return on tangible equity (RoTE)/RoTE

2. Adjusted profit before tax

	30 June 2018	31 December 2017
Adjusted RoTE / RoTE	9.3%	10.2%
Adjusted profit before tax	£920m	£1,952m

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations.

Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure.

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1. Adjusted RoTE/RoTE

RoTE is defined as the profit after tax attributable to equity holders of the parent divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2017: £92m) and FSCS (2017: £1m). FSCS charges and the UK Bank Levy are charges which are required under IFRS to be charged annually on 1 April and 31 December, respectively. The profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio. We did not annualise the £39m net interest income reported in Corporate Centre, the gain on sale of our Vocalink Holdings Limited shareholding, PPI and other conduct provision charges as outlined under item 2.

Reconciliations between RoTE and return on ordinary shareholders’ equity, which is profit after tax divided by average ordinary shareholders’ equity, the nearest IFRS measure, are as follows:

Adjusted RoTE

	30 June 2018 £m	Phasing adjustment £m	Adjusted £m
Profit after tax	647
Annualised H118 profit after tax	1,305
Less: non-controlling interests of annualised profit	(41)
Profit due to equity holders of the parent (A)	1,264	(118)	1,146
Average shareholders’ equity	16,383
Less: average AT1 securities	(2,041)
Less: average non-controlling interests	(407)
Average ordinary shareholders’ equity(1) (B)	13,935
Average goodwill and intangible assets(1)	(1,763)
Average tangible equity(1) (C)	12,172	98	12,270

Return on ordinary shareholders’ equity (A/B)	9.1%		n/a
RoTE (A/C)	10.4%		9.3%

RoTE

31 December 2017 £m
Profit after tax	1,254
Less: non-controlling interests	(39)
Profit due to equity holders of the parent (A)	1,215
Average shareholders’ equity	15,828
Less: average AT1 securities	(1,793)
Less: average non-controlling interests	(400)
Average ordinary shareholders’ equity(1) (B)	13,635
Average goodwill and intangible assets(1)	(1,714)
Average tangible equity(1) (C)	11,921

Return on ordinary shareholders’ equity (A/B)	8.9%
RoTE (A/C)	10.2%
(1)	Average balances are based on the average of the current and prior year closing balances.

Management does not assess ‘Return on ordinary shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.

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2. Adjusted profit before tax

Adjusted profit before tax is defined as profit before tax excluding the accrued interest release on a foreign tax liability, the gain on sale of Vocalink Holdings Limited shareholding, Banking Reform costs, and certain PPI provision charges and other conduct provision charges. A reconciliation between adjusted profit before tax and profit before tax, the nearest IFRS measure, is as follows:

	30 June 2018 £m	30 June 2017 £m
Net interest income
Reported	1,811	1,922
Adjust for release of accrued interest on a foreign tax liability	–	(39)
Adjusted	1,811	1,883

Non-interest income
Reported	501	591
Adjust for gain on sale of Vocalink Holdings Limited shareholding	–	(48)
Adjusted	501	543

Operating expenses before impairment losses, provisions and charges
Reported	(1,285)	(1,216)
Adjust for Banking Reform costs	28	42
Adjusted	(1,257)	(1,174)

Provisions for other liabilities and charges
Reported	(33)	(186)
Adjust for PPI provision charge	–	69
Adjust for other conduct provision (release)/charge	(11)	35
Adjusted	(44)	(82)

Profit before tax
Reported	903	1,063
Specific gains, expenses and charges	17	59
Adjusted profit before tax	920	1,122

The financial results for H118 and H117 included a number of specific income, expenses and charges. Management believes that the operating trends of the business can be better understood if these items are identified separately. The aggregate impact on profit before tax in H118 was £17m (H117: £59m). The specific income, expenses and charges are outlined below:

–  Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to make claim expired in H117. The income of £39m is reported in Corporate Centre net interest income for H117.

–  Gain on sale of Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard in 2017. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for H117.

–  Banking Reform costs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Banking Reform costs are reported in Corporate Centre operating expenses before credit impairment losses, provisions and charges.

–  PPI provision charge

Provisions for other liabilities and charges for 2017 were £109m (H117: £69m). This included a Q417 net provision of £40m relating to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We also provided £32m in Q117, when we applied the principles published in the Mar17 FCA paper, and £37m in Q217, relating to a specific PPI portfolio review as well.

–  Other conduct provision (release)/charge

Provisions for other liabilities and charges of £35m in H117 relate to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress. Following further analysis of the impacted population, management has assessed the provision requirements resulting in a release of £11m

Glossary

Our glossary of industry and other main terms is set out beginning on page 300 of the 2017 20-F.

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Other information for US investors

Contents
Risk Factors	76

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Risk Factors

An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks. A summary of the material risks are set out in the ‘Other information for US investors’ section of the 2017 Annual Report on Form 20-F. The principal risks described in these risk factors remain unchanged, except for the risk factors entitled “Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us”, “We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations”, and “We are exposed to risk or loss from legal and regulatory proceedings”, which have been replaced as follows:

Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us

On 23 June 2016, the UK held a referendum (the UK EU Referendum) on its membership of the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the process, timing and negotiation of the UK’s exit from, and future relationship with, the EU and the basis of the UK’s future trading relationship with the rest of the world.

On 29 March 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice has triggered a two year period of negotiation which will determine the terms on which the UK will exit the EU, taking account of the framework for the UK’s future relationship with the EU. Unless extended, the UK’s EU membership will cease after this two year period. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain, as is the basis of the UK’s future trading relationship with the rest of the world. There is a possibility that the UK’s membership ends at such time without reaching any agreement on the terms of its relationship with the EU going forward, although we note that movement to phase two of the negotiations - with focus on finalising withdrawal issues, transition arrangements and a framework for the UK’s future relationship with the EU - was agreed on 15 December. Nevertheless, we note that the withdrawal agreement including the proposed transition period to December 2020, has not been finalised or approved.

A general election in the UK was held on 8 June 2017 (the General Election). The General Election resulted in a hung parliament with no political party obtaining the majority required to form an outright government. On 26 June 2017 it was announced that the Conservative party had reached an agreement with the Democratic Unionist Party (the DUP) in order for the Conservative party to form a minority government with legislative support (‘confidence and supply’) from the DUP. The Government’s small majority (with the support of the DUP) has impacted its ability to pass legislation in the House of Commons, which may have implications for the process of the UK leaving the EU. There is an ongoing possibility of an early general election ahead of 2022 and of a change of government.

While the longer term effects of the UK’s imminent departure from the EU are difficult to predict, the effects of the EU UK Referendum, in addition to the uncertainty created as a result of the outcome of the General Election, could include further financial instability and slower economic growth as well as higher unemployment and inflation in the UK. For instance, the UK Government has stated its intention for the UK to leave both the Single Market and the Customs Union (thereby ceasing to be part of the EU’s internal market and party to the global trade deals negotiated by the EU on behalf of its members) and this could affect the attractiveness of the UK as a global investment centre and increase tariff and non-tariff barriers for the UK’s trading relationships and, as a result, could have a detrimental impact on UK economic growth. Sustained low or negative interest rates would put further pressure on our interest margins and adversely affect our operations, financial condition and prospects. Equally, further rises in interest rates (in addition to the rate rise in November 2017) could result in larger default losses which would also impact our operations, financial condition and prospects.

The UK’s imminent departure from the EU has also given rise to further calls for a second referendum on Scottish independence. These developments, or the perception that they could occur, could have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets (for more information, see the risk factor entitled ‘We are vulnerable to disruptions and volatility in the global financial markets”).

Asset valuations, currency exchange rates and credit ratings may be particularly affected by increased market volatility as the negotiation of the UK’s exit from the EU continues in the run-up to 29 March 2019. Since the UK EU Referendum the major credit rating agencies’ view of the UK sovereign credit rating has changed. Given the negative outlook attributed by Standard & Poor’s and Fitch, there is a risk of further rating downgrades in the future, particularly during the negotiation of the UK’s exit from the EU as the potential terms of the exit (and any transition period) and the future UK-EU relationship become public (for more information, see the risk factor entitled ‘An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our operating results, financial condition and prospects’ included in the 2017 Annual Report on p. 274). In addition, we are subject to substantial EU-derived regulation and oversight. Although legislation has now been passed transferring the EU acquis into UK law, there remains significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate when the UK is no longer a member of the EU, and the basis on which cross-border financial business will take place after the UK leaves the EU.

For example, we are finalising implementation of a number of key restructuring and strategic initiatives, such as the ring-fencing of our retail banking activities, all of which will be carried out throughout this period of significant uncertainty. This may impact the prospects for successful execution and impose additional pressure on management (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our operations, financial condition and prospects’).

Operationally, we and other financial institutions may no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the EU. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operations, financial condition and prospects.

Ongoing uncertainty within the UK Government and Parliament, and limited progress in the negotiations between the UK and EU, increases the possibility of the UK leaving the EU on 29 March 2019 without a withdrawal agreement (and associated transition period) in place. Such a ‘cliff edge’ Brexit is likely to cause significant market and economic disruption.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operations, financial condition and prospects.

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We are subject to substantial regulation and governmental oversight which could adversely affect our operations, financial condition and prospects

Supervision and new regulation

As a financial services group, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and in each other location in which we operate, including in the US. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the European Central Bank (ECB), and various legal and regulatory regimes (including the US) that have extra-territorial effect.

The laws, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws, regulations and policies by regulators are also subject to change. Furthermore, there is uncertainty regarding the future relevance of EU regulations and reforms following the UK’s exit from the EU (and during any transitional period). Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect our business, including Spain, the US, the EU, Latin America and other jurisdictions.

The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions is still evolving. Moreover, to the extent these laws, regulations and policies apply to us, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such laws, regulations and policies as well as any deficiencies in our compliance with such laws, regulations and policies, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application will not adversely affect us.

During periods of market turmoil in the past 10 years, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision is maintained by the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA).

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational and compliance costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect our competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our operations, financial condition and prospects.

Banking Reform

On 18 December 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted. The Banking Reform Act implemented the recommendations of the Independent Commission on Banking (ICB) and of the Parliamentary Commission on Banking Standards. Among other things, the Banking Reform Act established a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail deposits are required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019, established a new Payment Systems Regulator (the PSR) and amended the Banking Act 2009 (the Banking Act) to include a bail-in stabilisation power forming part of the special resolution regime (for more information, see the risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’).

On 7 July 2016, the PRA published a policy statement (PS20/16) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ containing its final ring-fencing rules designed to make provision for the group ring-fencing purposes outlined in the Banking Reform Act ahead of the implementation date for ring-fencing on 1 January 2019. The group ring-fencing purposes are intended to insulate a ring-fenced bank from, and ensure that a ring-fenced bank is able to take decisions independently of, other members of its group.

Finally, the Banking Reform Act introduced a new form of transfer scheme, the ring-fencing transfer scheme, under Part VII of FSMA to enable UK banks to implement the ring-fencing requirements. This is a court process that requires: (i) the PRA to approve the scheme (in consultation with the FCA); (ii) the appropriate regulatory authority in respect of each transferee to provide a certificate of adequate financial resources in relation to that transferee; and (iii) an independent expert (approved by the PRA, after consultation with the FCA) to provide a scheme report stating whether any adverse effect on persons affected by the scheme is likely to be greater than is reasonably necessary to achieve the ring-fencing purposes of the scheme. The PRA published its final statement of policy on its approach to ring-fencing transfer schemes on 4 March 2016.

The Santander UK group is subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, the Santander UK group will need to separate its core retail and small business deposit taking activities from its prohibited activities. In light of the changeable macro-environment, the board of the Company concluded in December 2016 that we could provide greater certainty for our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence structure it had originally envisaged in early 2016. Under this revised model Santander UK plc, the main ring-fenced bank, will serve our retail, commercial and corporate customers. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc or Cater Allen Limited, as ring-fenced banks. Prohibited activities which cannot continue to be transacted within the ring-fenced bank principally include our derivatives business with financial institutions and certain corporates, elements of our short term markets business, Santander UK plc’s branches in Jersey and the Isle of Man, and Abbey National Treasury Services plc’s branch in the United States (US). The implementation of the new ring-fencing model entails a legal and organisational restructuring of the Santander UK group’s businesses and operations, including through a ring-fencing transfer scheme. Following consent from the PRA to the application to the High Court of England and Wales (the Court) for approval of our ring-fencing transfer scheme (the Scheme), our Scheme was approved by the Court on 12 June 2018. In accordance with the Scheme: (a) Abbey National Treasury Services plc has transferred the majority of its business; with products, transactions, arrangements and customers and other stakeholders which are permitted in the ring-fence transferred to Santander UK and products, transactions, arrangements and customers and other stakeholders which are prohibited within the ring-fence transferred to the London branch of Banco Santander SA; and (b) Santander UK plc has transferred its prohibited business and certain specified business that is permitted within the ring-fence to the London branch of Banco Santander SA. These transfers of business took place largely in July 2018.

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It is expected that Abbey National Treasury Services plc will cease the activities of its US branch, and our current intention is to transfer the business of the Jersey and Isle of Man branches of Santander UK plc to a member of the Santander UK Group Holdings plc group outside the ring-fence using transfer schemes under the applicable laws. Our target remains to complete the implementation of our ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, implementation of the ring-fencing model continues to depend on a number of factors, including approvals from applicable regulators and court sanctions. There can be no assurance that these approvals or sanctions will be obtained in line with our implementation plan and other factors such as economic conditions in the UK and globally and developments on the terms of the UK exit from the EU may have a bearing on the implementation of the ring-fence. In light of the scale and complexity of this process, the operational and execution risks for the Santander UK group may be material. This restructuring and migration of customers and transactions could have a material impact on how the Santander UK group conducts its business. The Santander UK group is unable to predict with certainty the attitudes and reaction of its customers.

The restructuring of the Santander UK group’s business pursuant to the ring-fencing regime has taken, and will continue to take, a substantial amount of time. It has been, and will continue to be, costly to implement. The separation process, and the structural changes which are required, could have a material adverse effect on our operations, financial condition and prospects.

EU fiscal and banking union

The European banking union is expected to be achieved through new harmonised banking rules (in a single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at a European level. Its two main pillars are the Single Supervisory Mechanism (SSM) and the Single Resolution Mechanism (SRM).

The SSM (comprising both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. On 4 November 2014, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of 119 significant banks (at 5 December 2017) in the eurozone, including Banco Santander SA.

Regulation (EU) No. 806/2014 of the European Parliament and the Council of the EU (the SRM Regulation) became effective from 1 January 2015 and establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and Single Resolution Fund (SRF). The new Single Resolution Board (SRB), which is the central decision-making body of the SRM fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF.

Further, regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as Banco Santander SA’s main supervisory authority may have a material impact on our operations, financial condition and prospects and may be impacted by the terms of the UK’s exit from the EU (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the ongoing negotiations between the UK and EU, could have a material adverse effect on us’).

Other regulatory reforms adopted or proposed in the wake of the financial crisis

The revised and re-enacted Markets in Financial Instruments legislation (MiFID) replaces the existing MiFID framework and comprises the Directive 2014/65 of the European Parliament and of the Council, of 15 May 2014 and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID2) and the Regulation 600/2014 of the European Parliament and of the Council of 15 May 2014 and amending Regulation (EU) No 648/2012 (MiFIR). The substantive provisions of MiFID came into force on 3 January 2018 and introduced an obligation to trade certain classes of OTC derivative contracts on trading venues. Certain details remain to be clarified in further binding technical standards to be adopted by the European Commission (the Commission). Although the full impact of MiFID2 and MiFIR on us is not yet known, MiFID2 and MiFIR may lead to changes which negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs). It is possible that the measures and procedures we have introduced might, in future, be deemed to be misaligned with MiFID obligations, or that individuals within the business may not fully comply with the new procedures. If there are breaches of our MiFID obligations or of other existing laws and regulations relating to financial crime, we could face significant administrative, regulatory and criminal sanctions and restrictions on the conduct of our business and operations, as well as reputational damage. Therefore, any such breaches could have a material adverse effect on our operations, financial condition and prospects.

US regulation

In the US, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Over 2012-2015, the US Commodity Futures Trading Commission (the CFTC) and other US regulators adopted a host of new regulations for swaps markets, including swap dealer registration, business conduct, mandatory clearing, exchange trading and margin regulations. Most of these regulations are either already effective or will come into effect in 2018. Abbey National Treasury Services plc, which became provisionally registered as a swap dealer with the CFTC on 4 November 2013, is currently subject to these regulations for its US facing swaps activities. These rules have already increased and could continue to increase the costs associated with our swaps business. In addition, certain cross-border regulatory conflicts could adversely affect the profitability of our swaps business by reducing the range of counterparties with which we can trade effectively.

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which includes Santander UK plc in relation to its residential mortgage-backed securities programmes, to retain 5% of the credit risk of the assets subject to the securitisation. The rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5% (measured by fair value) of the most subordinated interest in the securitisation, or 5% (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained.

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The Santander UK group was generally required to come into compliance with the Volcker Rule by July 2015, although the Federal Reserve extended the conformance deadline for pre-2014 “legacy” investments in and relationships with private equity funds and hedge funds until 21 July 2017 and additional extensions for illiquid funds may be requested. On 30 May 2018, the Federal Reserve and other federal regulators requested comment on proposed modifications to the Volcker Rule, including modifications to the scope of restrictions on proprietary trading and investments in covered funds. It cannot be predicted at this time what, if any, modifications to the Volcker Rule may be adopted or what the impact of such changes would be for us.

Each of these aspects of the Dodd-Frank Act, as well as the changes in US banking regulations, and increased uncertainty surrounding future changes, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act (including the Volcker Rule and any modifications to it), pose to us is not yet known. However, such risks could be significant and we could be materially and adversely affected by them.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. The Competition and Markets Authority (CMA) is the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK. As of 1 April 2015, the PSR also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry.

In August 2016, the CMA published the final report in its market investigation into competition in the personal current account and SME retail banking markets, which identified a number of features of the markets for the supply of personal current accounts, business current accounts and SME lending that, in combination, were having an adverse effect on competition. The CMA is currently implementing a comprehensive package of remedies including, among other things, Open Banking and the introduction of requirements to prompt customers to review the services that they receive from their bank at certain trigger points and to promote customer awareness of account switching. Further work on overdraft charges – which remain under political scrutiny - is ongoing by the FCA.

The Payment Services Directive II (PSD2) is a fundamental piece of payments-related legislation in Europe that came into force in January 2018 and introduced Open Banking, which will open up access to customers’ online account and payments data to third party providers (TPPs). Customers will be able to give secure access to certain TPPs authorised by the FCA or other European regulators to access account information and to make payments from current accounts. Following the CMA’s retail banking market investigation, the nine largest current account providers in the UK (including Santander UK) were required to accelerate certain of the PSD2 requirements and implement Open Banking by 13 January 2018.

Open Banking/PSD2 has the potential also to exacerbate a number of existing risks including data loss/data protection, cyber security, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity. Examples of the heightened risk include the risk of fraud relating to activities of a TPP pursuant to which funds are redirected to a third party not chosen by the customer; and the risk of data misuse by a TPP/other third party where the TPP has requested the data from Santander and this is provided to the TPP.

The FCA is conducting a Strategic Review of Retail Banking Business Models, looking at the potential effect of technological change, increased digitalisation and free-if-in-credit banking on firms’ business models. It is also looking to secure an appropriate degree of consumer protection for consumers in vulnerable circumstances. This review will inform the FCA’s ongoing policy work in retail banking and related areas. We may be required to make changes to our business model or business practices as a result of this review (or related work), and such changes could materially and adversely affect our operations, financial condition and prospects.

In addition, the FCA and PSR continue to undertake a number of competition related studies and reviews across a number of our businesses. Intervention as a result of these studies and reviews, in addition to regulatory reforms, investigations and court cases affecting the UK financial services industry, could have a material adverse effect on our operations, financial condition and prospects, or on our relations with our customers and potential customers.

Financial Crime

A number of EU and UK regulatory measures targeted at preventing and countering financial crime (including anti-money laundering (AML) and countering the financing of terrorism (CTF) provisions) have come into effect in 2017 and 2018.

As part of the EU’s revision of its AML / CTF rules, Directive (EU) No 2015 / 849 (the Fourth EU Anti-Money Laundering Directive) and Regulation (EU) No 847 / 2015 (the EU Wire Transfer Regulation) came into effect on 26 June 2017. The Fourth EU Anti-Money Laundering Directive replaced Directive (EC) No 60 / 2005 and significantly expanded the existing AML / CTF regime applicable to financial institutions by, among other things:

–	Increasing the customer due diligence checks required for particular transactions

–	Introducing a requirement to take appropriate steps to identify and assess the risks of money laundering and terrorist financing and to have in place policies, controls and procedures to mitigate and manage those risks effectively

–	Having EU Member States hold beneficial ownership details on a central register for entities incorporated within their territory

–	Applying the UK’s AML / CTF requirements to the branches and majority-owned subsidiaries of financial institutions that are located in non-EEA countries with less strict regimes.

The EU Wire Transfer Regulation replaced the existing Regulation (EC) No 1781 / 2006. The regulation applies to all transfers of funds in any currency which are sent or received by a payment service provider (PSP) or an intermediary PSP established in the EU, subject to certain exceptions for low-risk and low-value payments. The payer’s PSP is required to ensure that any transfer of funds is accompanied by the identification information prescribed in the regulation and must verify the accuracy of this information from a reliable and independent source. Obligations are also imposed on the payee’s PSP to implement effective procedures to detect whether the information about the payer or payee in the messaging or payment and settlement system is incomplete and to take a risk-based approach to determining whether to execute, reject or suspend a transfer of funds with missing information.

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2018 Half Yearly Financial Report  |  Shareholder Information

On 22 June 2017, the final text of the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 was published in the UK, which came into force on 26 June 2017 and implemented the requirements of those EU measures into national law.

On 15th December, the Council of EU and the European Parliament reached a political agreement on the EU Commission’s proposal to amend the Fourth EU Anti-Money Laundering Directive. The amended directive (‘5th AMLD’) seeks to prevent large scale concealment of funds and to introduce increased corporate transparency rules, whereby corporate and other legal entities will be required by law to publicly disclose information on beneficial ownership. The amended directive also introduces the application of AML rules to firms providing services associated with virtual currencies and further extends enhanced due diligence requirements to all transactions with natural persons or legal entities established in third countries identified as high risk countries pursuant to Article 9 (2) of the Directive. Following the political agreement between the co-legislators, EU member states will have until mid-2019 to implement the 5th AMLD into national legislation. Although it is not yet certain that the UK government will implement the Directive into UK law, UK regulations and/or guidance are expected later in 2018. Furthermore, the UK Sanctions and AML Act received Royal Assent in 2018, providing the legal basis for sanctions post-Brexit and also certain new AML measures.

The UK Policing and Crime Act 2017, which received Royal Assent on 31 January 2017, contains several measures to strengthen the enforcement of financial sanctions including enhanced criminal penalties and the power to impose monetary penalties for breaches of financial sanctions, deferred prosecution agreements and serious crime prevention orders for such breaches and the power to temporarily implement UN financial sanctions in the absence of EU implementing measures. Banks are expected to take a proactive approach to reporting any potential sanctions breaches to the new Office of Financial Sanctions Implementation (OFSI), as set out in recent OFSI Guidance. Under the Policing and Crime Act OFSI has powers to fine banks a maximum of £1 million or 50 per cent of the estimated value of the funds or resources, whichever is greater, as well as criminal enforcement powers. The penalty powers apply to offences after the 1st April 2017. In 2016, just over one hundred suspected breaches were reported by firms to OFSI, of which 95 were deemed actual breaches, totalling £75 million.

The UK Immigration Act 2016 requires banks to conduct checks on their current account holders and report any persons unlawfully present in the UK to the Home Office. Banks are required to perform quarterly checks to determine whether they are operating a current account for a person known by the Home Office to be in the UK illegally. If a bank establishes that a customer is an illegal migrant, they will have a duty to report the match and details of any other accounts they provide to the Home Office. The FCA has responsibility for supervising banks adherence to the requirements of the Act. The Home Office may require the bank to close the accounts of such individuals as soon as reasonably practicable.

The Criminal Finances Act 2017 (the CF Act), which received Royal Assent in April 2017, makes provision for a number of important changes to the law governing money laundering, civil recovery and enforcement powers concerning terrorist property. The CF Act introduces a new offence (modelled on the corporate offence under section 7 of the Bribery Act 2010), which will be committed by a corporation which fails to prevent the criminal facilitation of tax evasion by its associated persons (which includes its employees, agents and other persons who perform services for or on behalf of it) regardless of whether the tax is owed in the UK or another country. There is a defence where the corporation has put in place reasonable prevention procedures. If an offence is committed, unlimited financial penalties or ancillary orders could be imposed. The CF Act came into force on 30 September 2017 and includes a range of further provisions targeted at improving the UK Government’s ability to tackle money laundering and corruption, recover the proceeds of crime and counter terrorist financing and enable greater sharing of information between entities within the regulated sector and enforcement agencies. Failure to comply with the requirements of the CF Act could expose Santander UK to significant criminal or civil sanctions.

In May 2018, the Trump administration announced that the United States will cease its participation in the Joint Comprehensive Plan of Action (JCPOA) and re-impose sanctions relating to Iran following wind-down periods ending 6 August 2018 and 4 November 2018. It is expected that US sanctions will revert to provisions substantially similar to those in force in 2013, prior to the initial Iran nuclear agreement, and that US secondary sanctions will target a wide range of Iran-related activities.

The lack of certainty on possible requirements arising from new AML and Sanctions laws could pose risks given the penalties for financial crime compliance failings. If such penalties are incurred then they could have a material adverse effect on our operations, financial condition and prospects.

The implementation of the foregoing measures (whether in their current form or as amended) has already increased our regulatory and compliance burden, and there can be no assurances that this burden will not increase further. The regulatory changes required substantial amendments to our AML / CTF procedures and policies and may yet require further such amendments. The changes could adversely impact our business by increasing our operational and compliance costs and reducing the value of our assets and operations. These challenges are exacerbated by the complexity arising from overlapping requirements between different legislation, and, in some instances, conflicts of laws. There are also some requirements which have extra-territorial effect, for example, the UK Bribery Act. There are challenges in ensuring the compliance of entities over which we do not have full control or where the UK rules do not align easily with the local requirements. There is a risk that the measures will not be implemented correctly or on time or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures or existing law and regulation relating to financial crime, we could face significant administrative, regulatory and criminal sanctions and restrictions on the conduct of our business and operations, as well as reputational damage. Any such breaches could have a material adverse effect on our operations, financial condition and prospects.

EU General Data Protection Regulation

The EU General Data Protection Regulation (the GDPR) came into direct effect in all EU Member States on 25 May 2018, replacing previous EU data privacy laws. Although a number of basic existing principles have remained the same, the GDPR has introduced new obligations on data controllers and rights for data subjects, including, among others:

–	Accountability and transparency requirements, which require data controllers to demonstrate and record compliance with the GDPR and to provide detailed information to data subjects regarding processing

–	Enhanced data consent requirements, which includes “explicit” consent in relation to the processing of sensitive data

–	Obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility

–	Constraints on using data to profile data subjects

–	Providing data subjects with personal data in a useable format on request and erasing personal data in certain circumstances

–	Reporting of breaches without undue delay

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The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20m and fines of up to the higher of 2% of annual worldwide turnover or €10m (whichever is highest) for other specified infringements. The GDPR identifies a list of points to consider when imposing fines (including the nature, gravity and duration of the infringement).

The implementation of the GDPR has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial non-compliance with the new procedures. If there are breaches of the GDPR obligations, we could face significant administrative and monetary sanctions as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.

We are exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings

We face various legal and regulatory issues that may give rise to civil or criminal litigation, arbitration, or criminal, tax, administrative or regulatory investigations, inquiries or proceedings. Failure to adequately manage the risks arising in connection with legal and regulatory issues, including our obligations under existing applicable law and regulation or our contractual obligations including arrangements with suppliers, or failing to properly implement new applicable law and regulation could result in significant loss or damage including reputational damage, all of which could have a material adverse effect on our operations, financial condition and prospects. Additionally, the current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. Relevant risks include:

–	Regulators, agencies and authorities with jurisdiction over us, including the Bank of England (BoE), the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Commission, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR, the Serious Fraud Office (SFO), the National Crime Agency (NCA) or the Courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion.

–	An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.

–	The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations.

–	The alleged historical or current misselling of financial products, such as Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, presents a risk of civil litigation (including claims management company driven legal campaigns) and/or in enforcement action or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products.

–	We hold bank accounts for entities that might be or are subject to scrutiny from various regulators and authorities, including the SFO, the NCA and regulators in the US and elsewhere, which could lead to our conduct being reviewed as part of any such scrutiny.

–	We may be liable for damages to third parties harmed by the conduct of our business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases.

We are from time to time subject to certain legal or regulatory investigations, inquiries or proceedings in the normal course of our business, including in connection with our lending and payment activities, relationships with our employees and other commercial or tax matters. These may be brought against us under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the US, where overseas regulators and authorities may have jurisdiction by virtue of our activities or operations. In view of the inherent difficulty of predicting the outcome of legal or regulatory proceedings, particularly where opportunistic claimants seek very large or indeterminate damages, cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, or where the approaches of regulators or authorities to legal or regulatory issues and sanctions applied are subject to change, we cannot state with confidence what the eventual outcome of any pending matters will be and any such pending matters are not disclosed by name because they are under assessment. Our provisions in respect of any pending legal or regulatory proceedings are made in accordance with relevant accounting requirements and are reviewed periodically.

In light of the uncertainties involved in such legal or regulatory proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter (whether currently provided or otherwise) may be material to our operations, financial condition and prospects for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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EXHIBIT INDEX

Exhibits

7.1	Computation of Ratio of Earnings to Fixed Charges for the six months ended 30 June 2018.(1)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference into Registration Statement No. 333-207355 on Form F-3.

*

In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 15 August 2018	By / s / Marc Boston
(Authorised Signatory)